7/15


02042651

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Osterreichische Elektrizitatswirtschafts

*CURRENT ADDRESS

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4381 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dw

DATE : 7/16/02

Austria's progressive power.

Annual Report 2001


Verbund

Group structure and main interests

HOLDING

Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft)

GENERATION	TRADE/DISTRIBUTION	TRANSMISSION	NEW BUSINESS/ INTERESTS
VERBUND-Austrian Hydro Power AG	APT Power Trading GmbH	VERBUND-Austrian Power Grid AG	VERBUND-BeteiligungsgmbH
VERBUND-Austrian Thermal Power AG	VERBUND Stromvertriebsgesellschaft mbH		
Ennskraftwerke Aktiengesellschaft	APT-Austrian Power Trading Deutschland GmbH	APCS Power Clearing and Settlement AG	Steiermärkische Elektrizitäts-Aktiengesellschaft
Österreichisch-Bayerische Kraftwerke Aktiengesellschaft	APT Austrian Power Trading Polska SP. z o.o.		KELAG-Kärntner Elektrizitäts-Aktiengesellschaft
Donaukraftwerk Jochenstein Aktiengesellschaft	APT Power Trading SL d.o.o.		Verbundplan GmbH
Grenzkraftwerke Gesellschaft mbH	VERBUND Italia s.r.l.		Aquatis AS
	ENERGIA Holding S.p.A.		VERBUND-Umwelttechnik GmbH
	RWA Wasserkraft GmbH		NOVUM Wassertechnik GmbH
			Tauern Touristik GmbH
			Gletscherbahnen Kaprun Aktiengesellschaft

SERVICES

VERBUND Management Service GmbH

VERBUND-Telekom Service GmbH

VERBUND-Finanzierungsservice GmbH

Verbund five-year comparison

in EUR million	2001[1]	2000[1]	1999	1998	1997
Sales revenue	1,684,823	1,299,599	1,287,947	1,494,370	1,489,052
Operating result (EBIT)	316,744	301,199	332,942	429,237[2]	323,096
Profit/loss before income taxes	194,493	129,189	145,348	-749,888	111,724
Profit/loss after income taxes	122,651	89,001	99,156	-485,573	54,311
Group result after minority interests	115,295	83,466	82,078	-414,911	40,520
Balance sheet total	7,080,263	6,897,520	6,876,066	6,434,158	7,122,829
Shareholders' equity	1,009,974	947,723	870,070	788,440	1,203,320
Minority interests	127,814	124,231	156,685	143,566	214,251
Investment in property, plant and equipment	48,729	53,785	89,606	167,949	263,791
Operating cashflow	279,841	241,399	273,987	413,978	447,171
Free cashflow	353,136	249,146	-27,849	319,663	199,747
EBITDA margin	30.2 %	38.4 %	53.8 %	49.8 %[2]	38.8 %
EBIT margin	18.8 %	23.2 %	25.9 %	28.7 %[2]	21.7 %
Net operating margin	7.3 %	6.8 %	7.7 %	12.5 %[2]	3.6 %
ROCE[8]	9.6 %	8.5 %	8.3 %	9.2 %[2]	6.5 %
ROE[3][8]	11.9 %	9.2 %	9.9 %	12.2 %[2]	3.4 %
Equity-to-assets ratio[4]	17.8 %	16.9 %	14.8 %	12.8 %	17.6 %
Net Gearing[5]	257.2 %	314.9 %	374.0 %	493.6 %	330.5 %
Interest cover	2.7	2.4	2.3	3.1	2,2
Peak share price (EUR)	134.0	139.5	150.0	161.3	97.4
Lowest share price (EUR)	71.3	89.0	125.5	95.5	58.8
Closing share price at year's end (EUR)	84.0	108.0	139.5	130.2	97.4
Market capitalization (year-end, EUR million)[6]	2,588.9	3,328.6	4,299.4	4,013.7	3,001.3
Earnings/loss per share (EUR)	3.74	2.71	2.66	-13,46	1.31
Cashflow per share (EUR)	9.08	7.83	8.89	13,43	14.51
Price-earnings ratio (year-end)	22.5	39.9	52.4	-	74.1
Price-cashflow ratio	9.3	13.8	15.7	9.7	6.7
Dividend on bearer shares A (EUR)	1.25	1.16	1.16	-	1.16
Dividend on registered shares B (EUR)	1.25	1.16	1.16	-	0.58
Dividend yield on bearer shares A (year-end)	1.5 %	1.1 %	0.8 %	-	1.2 %
EV/EBITDA	10.2	12.7	10.9	10.6	12.1
Number of employees (annual average)[7]	3053	3,387	3,747	4,162	4,435
thereof apprentices	122	178	194	194	182
Electricity sales (in GWh; excl. transmission)	55,485	39,633	33,004	30,919	30,655

1) Due to changes in number of consolidated companies, limited comparability
2) Excluding market deregulation effects and other measures
3) Related to group result
4) Calculated excluding increases in balance-sheet totals resulting from cross-border leasing transactions and loans to the Republic of Austria
5) Based on interest-bearing net amount owed
6) Related to the entire nominal capital
7) Part-time workers have been considered on a pro-rated basis
8) Due to the first-time application of IAS 39 in the fiscal year 2001, the underlying data 2000 used in calculating the ratios were adjusted.

Ratios


SALES REVENUE
EUR million
1,489
1,413
1,494
1,413
1,288
297
946
1,300
298
944
1,685
309
1,318
1997
1998
1999
2000
2001
Electricity sales
Grid sales
Other revenue


EARNINGS/SHARE
EUR
1.31
-13.46
2.66
2.71
3.74
1997
1998
1999
2000
2001


OPERATING RESULT
EUR million
323
429
333
301
317
1997
1998
1999
2000
2001


ROCE
%
6.5
9.2
8.3
8.5
9.6
1997
1998
1999
2000
2001


CASHFLOWS
EUR million
447
200
414
320
274
-28
241
249
280
353
1997
1998
1999
2000
2001
Operating cashflow
Free cashflow


NET GEARING
%
330.5
493.6
374
314.9
257.2
1997
1998
1999
2000
2001



Verbund – Austria's largest electricity utility with a European "flavor"

With its 72 hydropower plants, Verbund produces about 90 % of its electricity from environmentally friendly, renewable hydropower. It is thus among the most environmentally conscious electricity producers in Europe and covers about 50 % of domestic demand.

Verbund sells its "green" electricity to third-party suppliers and business customers in Austria and abroad. Since full deregulation started, Verbund has also offered its electricity to private households through distribution cooperatives. Based on Verbund's successful trade in electricity, more than 50 % of its sales are generated abroad.

Verbund operates the Austrian high-voltage grid with lines running to neighboring markets. As an independent grid operator, Verbund makes its lines available to all market players on equal terms.

Contents

	Ratios
	Five-year comparison
	Group structure and main interests
7	Letter to shareholders
10	Board Members
11	Report of the Supervisory Board
12	The Verbund share
	Group management report
18	The year's highlights
20	Management report
27	Strategy and outlook
	Group divisions
32	Structure and organization chart
34	Generation
38	Trade/Distribution
42	Transmission
44	New business/interests
	The group's focal points
48	Risk management
50	Environment
52	Employees
55	Research

Consolidated financial statements 2001 – IAS

59 Consolidated income statement
60 Consolidated balance sheet as of 31.12.2001
63 Consolidated statement of changes in equity
64 Consolidated cashflow statement
66 Appendix – Notes to the consolidated financial statements
108 Financial obligations
110 Group companies of Verbundgesellschaft
116 Auditor's report
118 Glossary

Through the power of nature



"Mountains are sensitive eco systems. They are of global importance as sources of water and energy, habitats to many different species, places of rich biodiversity, a refuge for relaxation and centers of cultural heritage. Mountains take up about one fifth of the earth's surface; they form the livelihood for about a tenth of the world's population and supply about half the world's population with resources such as water that are found in the mountains." ***

Verbund takes this opportunity (the "International Year of Mountains" proclaimed by the UN) and dedicates its annual report to the Austrian mountains The water coming from Austria's mountains is the environmentally friendly and resource-efficient basis of Verbund's electricity generation. However, the mountains and their water should be worth more to us than just a year.

***Quoted from: Policy statement on the International Year of Mountains 2002



Letter to shareholders



r. Johann Sereinig
lember of the
lanaging Board

ade/Distribution
larketing
uman resources
anagement

Dipl.-Ing. Hans Haider
Chairman of the Managing Board

Generation
New business/interests
Communications

Dr. Michael Pistauer
Member of the
Managing Board

Transmission
Controlling/Financial
Management
Investor relations



Dear Shareholders,

Since October 2001, you have been able to choose your electricity supplier freely in Austria. Austria was among the first European countries to fully deregulate its electricity market in three stages; other than that, only Germany, Great Britain and Scandinavia allow for open competition. For Verbund, however, this result is merely the last step in what started three years ago.

In 1999 already, the market for large-scale customers was deregulated, which, from the very beginning, created a lot of exposure for us as a conventional wholesaler with only 14 customers. Still, we were, and are, convinced that deregulation stands for more opportunities, rather than risks, and we have concentrated our efforts accordingly over the last three years. In the fiscal year 2001, we concluded the transition from a monopolistic producer limited to its home market to a modern, efficient electricity provider of truly European proportions.

The most visible signal to the outside world is the fact that we have adapted our group structure to the requirements of the free market. In 2001, we neatly separated the segments generation, trade/distribution and transmission and allocated them to subsidiaries, each one with a clearly defined focus.



In the area of generation, we have combined our hydropower and thermal power plants in two subsidiaries, thus lowering generation expenses yet again. On the basis of "green" electricity, predominantly produced from renewable hydropower, we were able to turn the fiscal year that ended on Dec. 31 into one of most successful years in our company's history as concerns trade/distribution.

At home, we managed to increase our high market share with respect to wholesale with resellers and large industrial enterprises. As for business customers with a consumption of more than 100 MWh per year, we acquired 4,000 new customers at year-end, thus becoming the third largest supplier in this attractive market segment. By establishing our two joint ventures Raiffeisen Ware Wasserkraft (RWW) and MyElectric in the end-customer segment, we succeeded in expanding our sales portfolio even further.

Abroad, we have established a presence through successful distribution companies in Germany, Italy, Poland and Slovenia as well as efficient marketing teams in France and Switzerland. When our trading activities are taken into consideration - Verbund is among the most active and most successful participants in the major electricity exchanges in Europe - more than 50 percent of our electricity output is sold to foreign markets.

The segment of transmission, which continues to be regulated, generated stable earnings contributions for the group as a result of the consistent cost-cutting programs that were implemented, despite the reduction in grid tariffs as required by the regulator.

The financial statements for 2001 reflect our success stories in the individual segments. Sales increased by 29.6 %, from EUR 1,299.6 million to EUR 1,684.8 million, thus exceeding, again, the level prior to deregulation. The operating result was markedly increased by 5.2 %, from EUR 301.2 million to EUR 316.7 million. The group result after taxes and minority interests grew by 38.1 %, from EUR 83.5 million to EUR 115.3 million, which translates to earnings of 3.74 per share. The most crucial efficiency ratio, return on capital employed (ROCE), increased from 8.5 % to 9.6 %. These figures show, in impressive terms, that we have successfully taken up the opportunities presented by the deregulated market.

The price of the Verbund share has not yet come in line with these high earnings per share. In the period under review, the share price dropped by 22.2 %, from EUR 108 to EUR 84. The Verbund share was affected by the trends dominating the entire European utility sector; in addition, it suffered further losses as a result of the Morgan Stanley Capital Index (MSCI) Austria being switched to freely floated shares. Given the positive results, we will propose to the General Meeting, after all, that the dividend be increased by 7.8 %, from EUR 1.16 to EUR 1.25. The payout ratio is 33.4 %; dividend yield increases to 1.5 %, up from 1.1 %.

In addition to higher dividend payouts, we have also managed to strengthen shareholders' equity - to your benefit. It went up by EUR 62.3 million or 6.6 %, from EUR 947.7 million to EUR 1,010 million. As a result, Verbund's capital structure was again improved, and we pushed ahead with internal value creation.

We are convinced that our strategy aimed at the next few years will be recognized by the capital markets over the medium term.



We have positioned ourselves in Europe as the most cost-efficient supplier of environmentally friendly electricity produced from renewable sources - along with all the advantages in branding and marketing related to that. Building on that, we intend to expand our domestic sales portfolio in the distribution segment; abroad, we plan to gain additional market share as well and to widen our trading activities. As for the regulated transmission segment, we want to generate stable earnings contributions and cashflows in our capacity as an independent grid service provider.

For the purposes of taking advantage of growth opportunities and achieving a critical size in Europe, we intend to bundle additional hydropower capacities. In an initial step towards these goals, we successfully concluded a partnership agreement with the Styrian energy holding company ESTAG in the fiscal year 2001; as part of this agreement, the power plants of its subsidiary STEWEAG, among others, will be transferred to our two generation companies. This fiscal year, we also plan to implement our strategic partnership with the German energy group E.ON. The hydropower capacities of both companies are to be merged in one joint company. This company - European Hydro Power - is to become, under Verbund's management, the second largest hydropower producer of Europe. By raising the level of synergies, we will be able to continue to lower our generation expenses. The steadily increasing selling prices also reflect Verbund's great potential.

Building on that, we will continue our consistent cost-cutting programs and improve the value-based ratios to your benefit. It is our objective to bring Verbund's debt load closer in line with the industry average and to further increase the ROCE - return on capital employed.

We have been on this road since the fiscal year 2001. We would have failed if it had not been for our employees: they did not stand down in the face of future challenges, and they themselves, for the benefit of the company, pushed ahead with the changes.

Since we are the most environmentally friendly electricity utility in Europe, this year's annual report is to reflect our commitment to the environment. The "International Year of Mountains" proclaimed by the UN has "sponsored" the report before you.

Best regards,

Dipl.-Ing. Hans Haider   Dr. Michael Pistauer   Dr. Johann Sereinig


Board members

Supervisory Board

DDr. Erhard Schaschl
(Chairman)

Sektionsleiter Univ.-Doz. Dr. Heinz Handler
(1st Deputy Chairman)
Federal Ministry for Economy and Labor

Attorney at Law Dr. Maximilian Eiselsberg
(2nd Deputy Chairman)

Univ.-Prof. Dipl.-Ing. Dr. Günther Brauner
Technical University of Vienna

Vice-President Dr. Gilbert Frizberg
Hereschwerke Energiemanagement

Dipl.-Betriebswirt Alfred H. Heinzel
Managing partner
Heinzel, Bunzl Beteiligungs- und Liegenschaftsverwaltungsgesellschaft m.b.H.

Director Dr. Burkhard Hofer
EVN AG

Deputy Director General Komm.-Rat Dipl.-Ing. Helmut Kastl
Wienstrom GmbH

Univ.-Prof. Mag. Dr. Dieter Mandl
University of Graz

Managing Director (ret.) Dr. Helmut Mayr

Director General Dkfm. Peter Püspök
Raiffeisenlandesbank Niederösterreich-Wien regGenmbH,

Director General Ing. Siegfried Wolf
Magna Holding Europa AG

Representatives of staff

Chairman of Works Council
Herbert Bernold

Chairman of Central Works Council
Ing. Hannes Brandl

Chairman of Central Works Council
Gerhard Hofer

Chairman of Works Council
Ing. Johann Kratzer

Chairman of Central Works Council
Prof. Norbert Nischkauer

Deputy Chairman of Central Works Council
Harald Novak

Managing Board

Dipl.-Ing. Hans Haider
(Chairman of the Managing Board)

Baurat h.c. Dipl.-Ing. Dr. Herbert Schröfelbauer
(Deputy Chairman of the Managing Board)
until Dec. 31, 2001

Dr. Michael Pistauer (Member of the Managing Board)

Dr. Johann Sereinig (Member of the Managing Board)



Report of the Supervisory Board for the fiscal year 2001

In the year under review, the Supervisory Board performed its duties and exercised its powers under the law and the articles of incorporation in nine meetings of the Supervisory Board and eight meetings of the working committee.

The conduct of business of the Managing Board has been examined by the Supervisory Board on the basis of current verbal and written reports on business activities and the state of the company. These examinations provided no cause for complaint. The accounts, annual financial statements and consolidated annual financial statements have been audited by KPMG Alpen-Treuhand GmbH, certified public accountants and tax consultants, in Vienna. The auditor has prepared a written report on the results and found, in accordance with s. 274 (1) HGB (Commercial Code), that the Managing Board has supplied all such information and documentary evidence as has been required; that the accounts, annual financial statements and consolidated annual financial statements comply with the statutory provisions; that such statements, in accordance with the principles of proper accounting, faithfully reflect the financial and income situation of the company and the group; and that the management report and the group management report are consistent with the annual financial statements and the consolidated annual financial statements. It has also been confirmed that the statutory requirements for an exemption from the obligation to prepare consolidated financial statements and a group management report have been met under Austrian commercial law.

The Supervisory Board has examined the annual financial statements and the consolidated annual financial statements, to which the auditors have affixed their unqualified audit certificate, as well as the management report and the group management report of the Managing Board. The management report of the Managing Board has been approved, and the consolidated annual financial statements have been acknowledged. The annual financial statements have been approved by the Supervisory Board; as a result, they are deemed adopted under s. 125 (2) Aktiengesetz ("Stock Corporation Act").

On behalf of the Supervisory Board
DDr. Erhard Schaschl

Vienna, February 2002

The Verbund share

Difficult situation in a turbulent stock-exchange year 2001

The international stock exchanges ended 2001 with almost continuous price losses vis-à-vis the previous yea Quarters 1-3/2001 saw more of the same strong downward trends in technology and telecommunications shares, whic had started in 2000. In addition, even defensive shares tended downwards due to growing concerns about the econom The terrorist attacks on the USA on September 11 hit the international financial center and caused direct and indirec economic damage of far-reaching proportions. As a result, all markets experienced serious price losses and a marke deterioration of the economic data across all major national economies. It was only towards the end of the year tha markets began to rebound to some extent, given the hope for an economic improvement in the second half of 2002 Overall, the Dow Jones Industrial Average Index (DJIA) lost 7.09 %; the broader-based Standard & Poor's 500 Inde (S&P) declined by 13.04 % and Deutsche Aktienindex (DAX) by 19.79 %. The technology exchanges were faced wit even more serious losses: NASDAQ lost 21.05% and the Neuer Markt even 60.06 %.
The Austrian Traded Index (ATX), the index of Austria's major companies, stood relatively firm in the face of internationa trends during the period under review and increased by 6.25 %. Euro Stoxx 600 Utilities, which is used by Verbund a a benchmark and which is the index of the most important European power-utility shares, however, lost 10.54 %.

The development of the Verbund share

Share price under pressure

The performance of the Verbund share was impacted by two events during the period under review. In the first quarter of 2001, Verbund profited from the new weighting of the ATX and the Morgan Stanley Capital Index Austri (MSCI) after Bank Austria's shares had been dropped. Throughout the second and third quarters of 2001, however, the announcement that the MSCI indices would be changed to freely floated shares put a lot of pressure on the Verbun share. Given its ownership structure, approx. 15.70 % of Verbund's shares are floated freely.
Therefore, the weighting of the Verbund share in MSCI Austria will be reduced from approx. 20 % to approx. 10 % in two stages (Nov. 30, 2001, and May 31, 2002). Prior to the initial change, the Verbund share dropped to its lowest levels of the year in November. With the elimination of the pressure to sell, which had been brought on by index sales, the Verbund share rose significantly by year's end and closed at EUR 84. Over the year, the price of the Verbund share, however, dropped in light of, and influenced by, the negative trends of the entire European utility sector by 22.22 %.


RELATIVE PRICE DEVELOPMENT (1 year)
120
100
80
60
01.01.
04.01.
07.01.
10.01.
01.02.
Verbund-share
ATX
Euro Stoxx 600 Utilities



Positive long-term performance

Despite these special circumstances of 2001, the Verbund share continues to be, for the long term, among the well-performing shares listed on the ATX. Its increase over five years is expected to be 42.61 %. This corresponds to an average annual performance of +7.36 %.



RELATIVE PRICE DEVELOPMENT (5 years)
250
200
150
100
50
1997
1998
1999
2000
2001
2002
Verbund-share ☐ ATX ☐ Euro Stoxx 600 Utilities

Thus, the Verbund share is one of the traditional defensive shares that allow for sustained capital formation over the medium to long term. This is based on safe and efficient hydropower generation, because it provides energy regardless of the cost development of the primary energy sources.

Turnover and market capitalization

The Verbund share achieved a market capitalization in 2001 of about EUR 962.87 million, thus being among the top-4 traded shares on the ATX. On average, 38,434 shares were traded every day.
At the end of 2001, Verbund had the fifth highest valuation of companies listed on the Vienna stock exchange. The total value of the company resulting from its market capitalization was approx. EUR 2,588.88 million at the end of 2001.

Share buyback program

At the 53rd ordinary General Meeting of Österreichische Elektrizitätswirtschafts-Aktiengesellschaft on March 12, 2000, a decision was taken to authorize the managing board to acquire own shares up to no more than 10 % of Verbund's share capital for a duration of 18 months; under this provision, the purchase price had to be lower than the average share price of the last 10 days and was not allowed to undershoot such price by more than half.
This decision was published in "Amtsblatt zur Wiener Zeitung" (an official gazette) on March 27, 2000, in accordance with section 65, paragraph 1a, AktG (Stock Corporation Act).
The main purpose of this share buyback program was to stabilize the shareholding structure and the share price. The authorization given by the General Meeting also covered the reselling of shares on the stock exchange.
The share buyback program began on June 1, 2000, and ended on September 16, 2001.
By September 16, 2001, a total of 78,880 own shares had been bought; 46,100 shares had been sold. As of September 16, 2001, the shareholdings accounted for 32,780 shares, that is a 0.1 % share of the nominal capital. The book value, including purchasing expenses, amounted to EUR 3.3 million as of November 30, 2001.
The buying/selling prices of the individual transactions were published on Verbund's public-access website.

Investor Relations

Investor Relations focused on, primarily, comprehensive communications with the capital market and numerous measures to position the Verbund share within the purview of the "sustainability indices".

Corporate strategy was the main theme of a number of corporate presentations for institutional investors in Austria and abroad Investors took positively to Verbund's positioning as an environmentally friendly producer of energy in the heart of Europe and to its target-group-based distribution strategy with a large non-domestic content.

As part of a "road show", national and international analysts were informed about the planned strategic partnerships with the Styrian energy holding company ESTAG and the German utility company E.ON, which these analysts all assessed very favorably.

The presentation of the annual results for 2000 at an analysts' breakfast meeting in London, of the half-year results for 2001 throughout a series of one-on-one meetings and the regular and speedy supply of analysts with information and data enhanced our communications with the financial community.

Another focus of 2001 was the positioning of the Verbund share as a potential investment instrument characterized by strict environmental and social criteria. As a result of this activity, the Verbund share was included in a large number of "sustainability indices" (e.g., FTSE4Good). In addition to increased demand for the Verbund share, this has also reflected positively on the image of the Verbund group.

SHARE RATIOS

RATIO	UNIT	2001	2000	1999	1998	1997
Peak price	EUR	134.00	139.50	150.00	161.33	97.38
Lowest price	EUR	71.29	89.00	125.50	95.49	58.79
Closing price	EUR	84.00	108.00	139.50	130.23	97.38
Performance	%	-22.22	-22.58	7.12	33.73	65.33
Market capitalization	EUR million	2,588.88	3,328.56	4,299.39	4,013.68	3,001.25
Stock-exchange turnover	EUR million	962.86	699.32	800.00	1,700.00	1,200.00
Stock-exchange turnover	Units	38,434	26,424	23.116	56,003	74,588
Weighting ATX	%	7.00	7.70	9.50	9.60	7.10
Earnings/share	EUR	3.74	2.71	2.66	-13.46	1.31
Cashflow/share	EUR	9.08	7.83	8.89	13.43	14.51
Price-earnings ratio	x	22.46	39.88	52.38	-	74.07
Price-cash-flow ratio	x	9.25	13.79	15.69	9.70	6.71
Dividend/bearer share A	EUR	1.25	1.16	1.16	-	1.16
Dividend/registered share B	EUR	1.25	1.16	1.16	-	0.58
Dividend yield						
bearer share A	%	1.49	1.07	0.83	-	1.19
Payout ratio	%	33.42	42.83	43.61	-	65.73
EV/EBITDA	x	10.2	12.7	10.9	10.6	12.1



Analysts

The following domestic and non-domestic investment banks published corporate analyses on Verbund in the fiscal year 2001: CA/IB Investmentbank, Erste Bank, Raiffeisen Centrobank, Merrill Lynch, Credit Lyonnais, Morgan Stanley, UBS Warburg, CDC IXIS and Goldman Sachs.
Initial contacts were established with: Societé Générale, Schroder Salomon Smith Barney and Lehman Brothers.
In addition, the ratings agencies Moody's and Standard & Poor's published corporate analyses on Verbund.

BASIC INFORMATION	
Share capital	EUR 223,978,000
No./shares	30,820,000
ISIN	AT0000746409
Vienna	074640
Specialist: Raiffeisen Centrobank	
Max. Spread: 0.9 %	
Min. Size: 500 units	
Frankfurt	877738
Stuttgart	877738
Berlin	877738
Hamburg	877738
London	4661607
New York	OEZVY
American Depositary Receipt (ADR)	
With Bank of New York, Level 1	
Ratio 5 ADRs = 1 share	
Bloomberg	OEEW AV
Datastream	O:VERB
DJ Telerate	VERB.VI
RReuters	VERB.VI
Standard & Poor's	A+
Moody's	A1

SHAREHOLDING STRUCTURE %


15.7
6.3
7.0
10.0
10.0
51.0
Republic of Austria
EVN
Wienstrom
TIWAG
ENBW
Freely floated

SCHEDULE 2002	
Consolidated financial statements 2001	25.02.2002
Annual General Meeting	19.03.2002
Divident Ex-Day	26.03.2002
Dividend Payout Day	08.04.2002
Consolidated financial statements Q1/2002	25.04.2002
Consolidated financial statements Q1-2/2002	23.07.2002
Consolidated financial statements Q1-3/2002	06.11.2002

Staying on top of things



"There are mountains on all continents – from the equator to the polar region and throughout all different climates. They comprise different combinations of eco-systems and have supplied, for thousands of years, valuable resources such as water, energy and biodiversity. In addition, they are important areas of cultural heritage and relaxation. Globalization, urbanization and mass tourism, however, pose threats to the mountain communities and their resources, on which they depend." ***

The business segments of Verbund and the world of mountains cannot be separated from each other. Generation, distribution/trade and transmission owe their successes to the water from the mountains after all, and they make valuable contributions to maintaining the lively alpine historic landscape.

***Quoted from: Policy statement on the International Year of Mountains 2002



The Year's Highlights

March 5, 2001
Verbund and ESTAG sign a memorandum of understanding regarding the joining of their activities in the areas of generation, distribution and sales

March 28, 2001
www.austrian-power.com, the e-commerce platform of Verbund, receives the "e-Oscar" as most innovative B2B solution at CEBIT

May 8, 2001
Verbund and Raiffeisen present their joint electricity-sale subsidiary "Raiffeisen Ware Wasserkraft" for small consumers

May 24, 2001
Creation of VERBUND-Austrian Thermal Power AG (ATP). VERBUND-Austrian Hydro Power AG (AHP) is effectively and exclusively turned into a hydropower producer.

June 22, 2001
Creation of the electricity-trading subsidiary APT Power Trading Slovenija d.o.o. APT is continuing its expansion abroad.



June 28, 2001
Verbund is the first electricity utility company of Austria to present a climate-protection report

July 9, 2001
Verbund and E.ON agree to create a joint hydropower subsidiary "European Hydro Power"

November 20, 2001
Verbund takes a 50% share in MyElectric Stromvertriebs GmbH

December 6, 2001
Verbund takes first rank in the Corporate Responsibility Rating.

December 11, 2001
Verbund receives the AERA prize for best environmental report 2000 in Austria





Management report

Economic factors

The effects of the international economic slowdown, which started in the USA in early 2001, also came to bear on Austria in the second half of the year. Following the overheating of the financial and stock markets, people had expected to see some consolidation, but it ended in reduced growth. The terrorist attacks in the USA on September 11, eventually, triggered a shockwave that worsened the slump.
The economies of OECD countries grew by only 0.8%, as a result of the recessions in Japan and the US; the Euro area was a bit better off with an increase of 1.5%, but it also markedly fell behind the forecasts made at the beginning of the year. In Austria, growth in the gross domestic product fell to 1.1% from 3%; forecasts for 2002 speak of a slight rise of 1.3 %. An end to zero growth and economic recovery are not expected until mid-2002 at the earliest, according to economic experts.

Industry environment - Europe

Varying speeds of deregulation put the brakes on competition

The European electricity market today is still highly heterogeneous. Extreme competition is a real part of the energy sector in Europe - the same is true of the very successful struggle put up by the remaining monopolists. The European single market for energy has barely taken shape. Market distortions are noticeable at different levels. In 2001, the only fully deregulated electricity markets were those of Austria, Scandinavia, Great Britain and Germany. As a result, individual European suppliers who have the support of a protected home market are stepping up predatory competition again in those markets already opened up.


MARKET DEREGULATION IN THE EU (2001)
%
100
80
60
40
20
0
AT DE GB SE FI DK ES LU IT BE NL GR PT FR IE

Wholesale-price recovery

The European energy sector, characterized by intense competition, was confronted with inverse price structures in 2001. The contractual prices for electricity in the deregulated markets were below wholesale prices. The enormous price pressure was the result of, in particular, harsh predatory competition during the transition from regulated to open markets, reflecting the excess capacities in Europe, which still exist. Over the medium term, this trend seems to change in favor of Verbund. Prices on the wholesale market in 2001 were already significantly higher than during the fiscal year 2000. The forward prices of the international electricity exchanges, too, show an essentially more stable development at a higher level, on average.



Concentration efforts are being continued

Electricity companies are trying to cope with competition and the dramatic fall in margins by gaining market share. In Germany, Great Britain, Spain, Scandinavia and Austria, numerous acquisitions, mergers and strategic alliances have already been carried out. Experts believe that only a handful of multinational energy groups and a few niche suppliers will prevail in the European electricity market. Verbund, with its valuable hydropower generation, is well positioned to defend itself against this type of competition.

Industry environment - Austria

Improved market opportunities for Verbund due to full deregulation

New rules for the Austrian electricity market have been in effect since October 1, 2001. Following full deregulation, all private and commercial small customers now have the right to choose their suppliers freely. For Verbund, having carried out a large number of its transactions on the free market since 1999, because of its customer base, this opens up new and interesting market opportunities as well as business even at home. The necessary structural framework for fair competition has been ensured by the implementation of an electricity regulator and regulated access to the grid. However, "equal opportunities" is a concept that will not become reality until there is a clear separation between distribution and the grid segment with respect to regional distribution-grid operators as well.

Strategic alliances

Austria, too, was not able to stay clear of the European tendencies towards concentration in the energy sector this past year.

Verbundgesellschaft created a strategic partnership with the Styrian energy holding company ESTAG and intends to bundle its hydropower capacities in one of the largest electricity groups of Europe, the German group E.ON. In addition, cooperation agreements for distribution were concluded with Raiffeisen Ware Austria and the Salzburg utility company, Salzburg AG.

In eastern Austria, EnergieAllianz, a marketing cooperative of the provincial companies EVN, Wienstrom, Linz AG and BEWAG, was formed. Energie AG Oberösterreich as well as BEWAG and BEGAS are to be included in EnergieAllianz too. Also, the German utility company RWE has acquired a 49% share in the Carinthian energy holding company KEH. In this environment, Verbund had a successful business year in 2001.

Earnings

Significant increase in sales revenue

Despite a market with modest growth, Verbund achieved a double-digit increase in electricity sales of 39.7%, from EUR 943.8 million to EUR 1,318.0 million.

The expansion in sales to international distribution and trading customers as well as the successful entry of VERBUND Stromvertriebsgesellschaft mbH into the domestic business-customer market had positive effects in the year which just ended. As regards business customers with an annual consumption of 100 MWh, Verbund was right behind Wienstrom and EVN in third position in 2001.

CONSOLIDATED INCOME STATEMENT, SHORTENED — EUR million

Position	2001	2000	%
Electricity sales	1,318	944	39.65
Grid sales	309	298	3.77
Other operating incomes	105	66	58.67
Expenses for electricity purchases, fuels	-852	-432	97.17
Payroll and related expenses	-298	-279	6.87
Other operating expenses	-131	-156	-16.14
Operating result	317	301	5.16
Financial result	-131	-186	-29.32
Group result	115	83	38.13

The main negative factors were the general decline in distribution prices and the termination of the coordination agreements with the provincial companies. In addition to this, water supply, which is crucial to the development of sales and which was above the long-term average in the fiscal year 2001 stayed well below the excellent levels of 2000.

Grid sales in the regulated grid segment increased slightly in 2001 by 3.8 %, from EUR 298.1 million to EUR 309.3 million. This was mainly due to the positive effects resulting from increasing electricity transit.

Plant allowance increases other operating income

Other operating income increased by 58.7%, from EUR 66.1 million to EUR 104.9 million. One essential reason for this was the allowance for unprofitable investments and legal transactions in connection with the power plant Voitsberg and the coal-supply contract with GKB-Bergbau GmbH in the amount of EUR 42.4 million.



SALES REVENUE
EUR million
1,489
1,413
1,494
1,413
1,288
297
946
1,300
298
944
1,685
309
1,318
1997
1998
1999
2000
2001
Electricity sales
Grid sales
Other revenue

Increased expenses for electricity purchases and fuels due to higher sales

On the basis of a year-on-year comparison, expenses for electricity purchases have gone up significantly by 109.7%, from EUR 367.3 million to EUR 770.3 million, as a result of the expansion of the trading and selling activities as well as higher purchase prices on the European electricity exchanges.

Fuel expenses went up by 13.3%, from EUR 63.6 million to EUR 72.0 million. This was mainly due to the increased use of thermal power plants.

Payroll and related expenses go up in the wake of preemptive personnel restructuring

The group's payroll expenses increased over the fiscal year 2000 by 6.9%, from EUR 278.9 million to EUR 298.1 million; the amount for the previous year had been affected positively by extraordinary circumstances. This increase is the result of a provision for personnel restructuring measures in the amount of EUR 34.5 million, which was partially offset by lower expenses for severance payments. This measure will ease the future burden on personnel expenses and largely completes the comprehensive personnel restructuring of the group.

On the other hand, expenses for active staff was reduced. Despite an increase in salaries, according to a collective agreement, by an average of 2.3 %, expenses in this area fell by about EUR 3.6 million, from EUR 227.3 million to EUR 223.7 million. This had to do with the continuation of socially compatible staff reductions by 334 employees, or 9.9 %, down to 3,053 employees and the fact that employees agreed to forgo voluntary welfare payments.


PAYROLL AND RELATED EXPENSES
EUR million
405
117
287
358
81
277
253
253
279
52
227
298
74
224
1997
1998
1999
2000
2001
Payroll (active)
Payroll (retirees)

Other operating expenses reduced

Other operating expenses, which had been at a low level, fell by 16.2%, from EUR 155.9 million to EUR 130.7 million. This positive effect stems from the cost-cutting programs in both the administration and maintenance of the power plants and grids.

Financial result markedly improved

A highly pleasant development in the fiscal year 2001 was seen in the financial result, which was, overall, improved significantly by 29.3 %, from EUR 185.6 million to EUR 131.2 million. This was due to the debt-clearance program of the group, pursued for the last few years, which contributed to the reduction in net liabilities.

The drop in interest-rate levels, brought about by the tense overall economic situation, was another positive factor: it helped reduce the interest load from floating-rate financing instruments of the group.

The non-realized, valuation-related exchange-rate effects from Swiss Francs and Japanese Yen resulted in only minor charges to the finance result in the year ended Dec. 31: approx. EUR 7.1 million. The negative effect from the increase in the Swiss Franc in the wake of the terrorist attacks in New York was cushioned and almost offset by exchange gains from the drop in the Japanese Yen.


FINANCIAL RESULT
EUR million
5
-162
-68
-230
-155
-150
-161
-35
-196
-144
-42
-186
-124
-7
-131
1997
1998
1999
2000
2001
Adjusted financial result
Exchange-rate effects




OPERATING RESULT
EUR million
323
429
333
301
317
1997
1998
1999
2000
2001

Operating result up

The development of the operating result shows that Verbund has successfully implemented the necessary adjustments to meet the requirements of the deregulated electricity market.
The operating result 2001 increased by approx. 5.2 %, from EUR 301.2 million to EUR 316.7 million, despite the harsh economic climate. So, there is a clear upward trend, showing that Verbund has already cleared the "deregulation trough".

Group result after minority interests markedly improved

This positive development of the result is reflected even better in the group result after minority interests. It increased by 38.1%, from EUR 83.5 million to EUR 115.3 million. Earnings per share were thus increased, to the benefit of the shareholders, from EUR 2.71 to EUR 3.74.

Net worth

Increase in total assets and liabilities from cross border leasing and the application of IAS 39

Compared to Dec. 31, 2000, the balance sheet total as of Dec. 31, 2001, increased by EUR 192.0 million. Accumulation effects with respect to existing cross border leasing transactions and the inflow of funds from one such transaction for the power plant Abwinden/Asten resulted in an increase of total assets and liabilities.
In addition, it was necessary to valuate the financial instruments at fair value because of the first-time application of IAS 39.


BALANCE-SHEET STRUCTURE
EUR million
7,080
6,888
7,080
6,888
589
359
829
924
6,491
6,529
5,113
4,892
1,138
1,072
Assets 2001
Assets 2000
Liabilities 2001
Liabilities 2000
Current assets
Non-current assets
Current debt
Non-current debt
Shareholders' equity including minority interests

Long-term assets lower due to reduced investment activity

The group's non-current assets decreased again, because of the significant reduction in investment activity, by approx. EUR 37.8 million.



Capital structure substantially improved again

A high cashflow, lower interest-rate levels as a result of the economic downturn and the reduction of long-term provisions were the main causes for the significant reduction in the net amount owed. As a result, the capital structure was improved again. In the fiscal year 2001, the equity-to-assets ratio was raised by 0.9 percentage points to 17.8 %; the net-gearing ratio was reduced from 314.9 % to 257.2 %. This way, the debt load of the group, caused by funding for the power plants and grids, is gradually moved closer to the industry average.



NET GEARING
%
330.5
493.6
374
314.9
257.2
1997
1998
1999
2000
2001



CASHFLOWS
EUR million
447
200
414
320
274
-28
241
249
280
353
1997
1998
1999
2000
2001
Operating cashflow
Free cashflow

Financial situation

Operating cashflow up significantly

The improved net worth, earnings and financial situation of the group is also reflected clearly in the development of the operating cashflow. Despite the elimination of the long-term coordination agreements with the provincial companies, it was increased by 15.9%, from EUR 241.4 million to EUR 279.8 million, when cash-effective expenses were reduced.

The cashflow from investment activities was positive in the fiscal year 2001. This had to do with the drastic reduction in investments into plant, property and equipment as well as a prepayment received for a conditional sale of interests.

The free cashflow available to the group's debt-clearance program and distribution of dividends thus amounted to approx. EUR 353.1 million.



Investments

Investments down again

As in previous years, the group further reduced its investments in the fiscal year 2001, which had already been heavily restricted. Total investment in plant, property and equipment accounted only for EUR 48.7 million, thus undershooting the previous year's level by about 9.5 %. The investments are currently limited to expenditure on plant replacements and modernization, such as remote controlling for the transmission grid; over the medium term, they will help improve the earnings position of the group.

Research and development

In 2001, Verbundforschung ("Verbund Research") worked on 33 research projects, 17 of which have been concluded. The most prominent research activities included the utilization of lockage water for power generation, the development of an avalanche information system and the analysis of the course of lightning strokes.
In the future, Verbund will award a special research prize for new approaches to increasing power generation from renewable resources. The prize has been endowed with EUR 10,000.
For more detailed information on specific projects, please refer to our publication series ("Research at Verbund") or to Verbund's research report for 2001.


Strategy and outlook

Strategy - Generation

Low-cost producer of environmentally friendly energy

As for generation, Verbund intends to become the European market leader as a low-cost producer of environmentally friendly energy. In this, it relies on its hydropower-plant park, unique in Europe, which consists of run-of-river plants, run-of-river/threshold plants as well as storage-power stations and pumped-storage plants producing both continuous energy and flexible peak energy.

Verbund profits from falling production costs and climbing selling prices thanks to its extremely favorable costs of hydropower generation - unmatched in Europe.

By optimizing the use of storage capacity, Verbund avails itself of the volatility of international spot markets to improve its results.

Bundling of hydropower capacities

It is Verbund's objective to bundle existing hydropower capacities in Europe in order to increase synergies and to attain a critical size with respect to the European market.

Strategy - Trade/Distribution

The most important prerequisite for implementing this strategy is the creation of a balanced marketing mix between domestic and foreign distribution channels and the company's trading activities.

Widening our domestic customer base

Another focal point in a deregulated market is the customer segment served by domestic resellers. Innovative products are to bring about greater customer loyalty. As for distribution, Verbund plans to widen its customer base. In this endeavor, Verbund will concentrate on business customers with an electricity consumption of more than 100 MWh. This customer segment comprises about two thirds of the Austrian sales market.

Expanding sales activities through VERBUND-Stromvertriebsgesellschaft mbH means, in a free market, that sales will be secured at a lower price risk in the medium to long term. Under the heading of direct-sales activities, the electricity-sales joint ventures Raiffeisen Ware Wasserkraft (RWW), which caters primarily to customers in rural areas, and MyElectric (focusing on urban customers) should be mentioned.

Revving up foreign business

Even today, Verbund generates more than 570% of its sales on the international market. With our own subsidiaries in Germany, Poland, Slovenia, and a distribution joint venture in Italy, we manage the electricity-distribution markets abroad. Depending on the degree of deregulation in neighboring countries, Verbund plans to further increase its foreign activities.



Expanding trading activities

In trading, optimizing the marketing of one's own generation and participating in the international market dynamic take center stage. APT Power Trading GmbH is present at all Central-European exchanges and is among the most activ traders. Price and volume information gathered close to the market and the generation of additional profits mak this segment one of Verbund's important assets.

Revving up foreign business

Electricity hub in the center of Europe

Verbund operates the Austrian interregional extra-high voltage grid with powerful lines running to almost all neigh boring markets. Given its location in the heart of Europe, VERBUND-Austrian Power Grid AG has steadily evolved int one of the most important electricity hubs in Europe since the start of deregulation.

Stable earnings contributions and cashflows

In the grid segment, Verbund intends to achieve constant profit contributions and cashflows for the group; in addi tion, given its position at the center of Europe, it profits from the increases in international electricity transit. A fai national and international tariff system will play a major role when it comes to securing the profit contribution o VERBUND-Austrian Power Grid AG.

Strategic partnerships

To strengthen its core competences, Verbund is now working on implementing strategic partnerships both on the national and the international levels.

In the fiscal year 2001 that just ended, Verbund concluded a strategic partnership with the Styrian energy holding company ESTAG. As part of this partnership, the hydropower stations are bundled in VERBUND-Austrian Hydro Power AG, while the thermal power stations are transferred to VERBUND-Austrian Thermal Power AG. In addition, the distribution and marketing activities in Styria of both partners will be combined in a single company. The relevant General Meeting decisions and entries into the commercial register are expected for the first half of 2002.

In order to enhance its domestic sales edge, Verbund, together with the Salzburg utility Salzburg AG, will join the sales joint venture with MyElectric: this way, it hopes to acquire new business in the end-customer segment, especially in urban areas.

Another step towards the "Europeanization" of the group is the planned cooperation with the German energy utility E.ON. Under this cooperation, the hydropower-station capacities of both companies are to be combined under the management of Verbund. This will make Verbund the second largest hydropower producer in Europe.



Cost-cutting and debt clearance

Yet another strategic goal, which the group has pursued for years, is the adjustment of the cost and capital structures to accommodate the new challenges posed by the deregulated electricity market.
Consistent cost-cutting programs and the group's debt clearance for the purposes of improving its capital structure, beset by past burdens, will continue to be at the forefront of corporate policy.

Outlook

The pleasant development of the result for the fiscal year 2001 gives Verbund ample reason to look ahead with confidence to the first year of deregulation. The strategic thrust has been clearly defined, and the group's organization and cost structure have been adapted to meet the challenges of deregulation. It is Verbund's long-term vision to become one of the most profitable energy utilities in Europe.
According to Verbund, the main opportunities in 2002 will be: the domestic and international expansion of its customer base; the optimization of its sales portfolio; and the strengthening of the group by entering into strategic partnerships. Positive effects are also expected from a possible price recovery on international wholesale markets.

Risks in the fiscal year 2002 could stem from the underuse of the natural resource hydropower as well as from an unexpected reduction in allowances and grants already approved with respect to compensation for stranded costs.

One focus of the fiscal year 2002 will be the implementation of the strategic alliances with ESTAG in Styria across all levels of the supply chain and E.ON., the German energy utility, with respect to hydropower. We expect cost benefits from synergies as well as improvements to management ratios.

In view of these developments, we expect to see further improvements to our results and the operating cashflow in 2002.

The "steep" road to success



"The 'International Year of Mountains 2002' was adopted by the UN General Assembly at the end of 1998 at the request of the Republic of Kyrgyzstan. The discussion on mountain regions must not stop at the borders; instead, one should take a holistic approach and focus on the interaction and interdependency between mountain regions and the lower lying regions. 11.2 million people inhabit the alpine region of Europe, which has an area of 190,000 km^2. Eight states, 83 regions and 5,800 communities form part of it. Given their unique natural and cultural history, the Alps are a habitat, economic area and recreational region and of importance to all of Europe." ***

As Austria's largest energy supplier and a large European hydropower producer, Verbund has used and expanded its strategic position well in the course of the deregulation of the European electricity industry.

*** from: Policy statement on the International Year of Mountains 2002





Verbund's new group structure

Just in time for the full deregulation of the Austrian electricity market, Verbund completed its structural reforms ir 2001, which had been started in 2000. Verbund has thus created for itself an efficient organization that fully live: up to the challenges presented by a free market.

The holding company

Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft)
1947 Company was founded
1988 Privatization of 49 percent of the share capital
Market capitalization (Dec. 31, 2001) EUR 2,588.88 million
Members of the Managing Board (Jan. 1, 2002): Dipl.-Ing. Hans Haider, Dr. Michael Pistauer, Dr. Johann Sereinig

Operative subsidiaries

The holding company holds the shares in the operative subsidiaries of Verbund. The organizational structure comprise: generation, trade/distribution, transmission and new business/interests.

Generation

VERBUND-Austrian Hydro Power AG (AHP)
- Run-of-river, run-of-river/threshold, storage power plants

VERBUND-Austrian Thermal Power AG (ATP)
- Thermal power plants

Trade/Distribution

APT Power Trading GmbH (APT)
- Electricity sales to domestic and foreign resellers
- Electricity trade

VERBUND Stromvertriebsgesellschaft mbH
- Business customers > 100 MWh/year
- Small customers

Transmission

VERBUND-Austrian Power Grid AG (APG)
- Interregional extra-high voltage grid

New business/interests

VERBUND-BeteiligungsgmbH
- Engineering, environment, tourism, etc.

Services

VERBUND Management Service GmbH
- Intercompany group services



Holding Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft)		
Haider	Pistauer	Sereinig
Generation, New business/interests, Secretariat, Organization, Communications, Accounting, Information processing	Transmission, Controlling, Financial management, Investor relations, Group auditing, Procurement, Financial accounting	Trade and distribution, Marketing, Portfolio management, Sales, International relations, Energy management, Human resources management

Internal auditing | Strategic planning | Education and training | Risk management

Generation	Transmission	Sales	New Business/ Interests
VERBUND- Austrian Hydro Power AG 85.64 %	VERBUND- Austrian Power Grid AG 100 %	APT Power Trading GmbH 100 %	VERBUND- BeteiligungsgmbH 100 %
VERBUND- Austrian Thermal Power AG 85.64 %		VERBUND Stromvertriebsgesellschaft mbH 100 %	

Services
VERBUND Management Service GmbH 100 %



VERBUND-Austrian Hydro Power AG

New group structure concentrates efforts on environmentally friendly and efficient hydropower

The restructuring of VERBUND-Austrian Hydro Power AG (AHP) in the fiscal year 2001 is the most visible sign c Verbund's strategic thrust towards the core segment of hydropower. By combining the activities in this sector, AH becomes the largest Austrian producer, by far, of electricity from hydropower. The company has 72 power plant (including electricity-purchase rights) with a bottleneck capacity of 6,069 MW and an average annual output c 23,222 GWh.

Strategic partnership Verbund – ESTAG

Next, the activities of AHP, STEG and STEWEAG are to be pooled with respect to generation, distribution and sale: The hydropower plants of STEG and STEWEAG will be integrated into AHP; the thermal power plants of STEWEAG wi go to VERBUND-Austrian Thermal Power AG (ATP). In return, the Styrian energy holding company ESTAG will receiv shares in the generation companies of Verbund by way of capital increases.



HYDROPOWER CAPACITIES – EUROPE
TWh
65
39
37
37
34
Edf
EHP
Vattenfall
Enel
Statkraft
Verbund
E.ON
Steweag

Strategic partnership Verbund – E.ON

The largest producers of hydroelectricity in Austria and Germany are joinin forces to create a new, truly European, company: In a fundamental agree ment reached by Verbund and E.ON-Energie, the two giants have agreed t create a joint hydropower subsidiary. This move creates Europe's only compan to generate electricity exclusively from environmentally friendly, renewabl hydropower; it will also be the second largest hydropower producer in th whole European Union.

The new European Hydro Power GmbH (EHP) will have more than 200 hydro- power plants with a capacity of approx. 9,000 MW as well as an operationa capacity of more than 31,500 GWh. This is equivalent to about two third of Austria's electricity consumption. According to a tentative valuation Verbund will hold a share of about 63 % in European Hydro Power; E.ON- Energie's share will be approx. 37 %. The company's headquarters will b located in Salzburg; corporate management will be the responsibility o Verbund.



HYDROPOWER GENERATION			GWh
Verbund total	2001	2000	%
AHP	21,134	21,852	-3.3
Purchasing rights	3,020	3,270	-7.6
STEG	281	354	-20.6
Total own generation	**24,435**	**25,476**	**-4.1**

Generation 2001

For the year under review, the generation of hydroelectricity accounted for about 24,500 GWh. The long-term average of water supply of domestic rivers was surpassed by 7 %.

AHP managed to maintain the high level of availability of the power plants, while ensuring efficient operations and strict cost control in maintenance and repairs.

Increases in productivity, reductions in generation costs

Staff cutbacks as well as automation and streamlining and investments that are strictly geared to the actual demand and the market situation have resulted in a reduction of the generation costs of AHP. This cost-cutting and the increases in productivity are clear proof that Verbund has made tremendous progress towards becoming a cost-leader.


GENERATION 2001
%
88
12
34
16
50
Verbund
EU
Hydro
Thermal
Nuclear

Investment program dominated by automation

In 2001, the investment program of AHP was focused on the maintenance of existing plants and the continuation of the planned automation. As regards the plant management of AHP, the supervisory board of AHP approved the setup of the Danube on-site control station (Einsatzleitstelle-Donau). This control station will serve as the remote-control center for the power plants in the power-station groups of Upper and Lower Danube. It will come fully on-line in January 2008. The automation of the power stations along the Drau river and of those of the power-station group Malta-Reisseck is progressing according to schedule. The largest construction project involves the new power descent at Kaprun. This construction project commenced in June 2001. It will be fully operational in July 2004.



Market prices for group-internal settlement

With the introduction of an internal transfer-price model for electricity, Verbund has implemented the internal separation of generation, trading and distribution in order to be in line with the requirements of the deregulated market Depending on the type of electricity supplied, AHP receives compensation that is based on the listings of the European electricity exchanges. The transfer-price model allows for an optimized use of the products (wholesale electricity, regulation energy, system services). Opportunities and risks are spread out evenly among all business segments in a manner suitable to the market, with each one being able to focus on its core competences.

Environmental certificate for Freudenau

The Danube power station Freudenau has obtained its ecological certificate. The environmental-management system of Verbund enables the group to fully meet all the ever-growing demands of its customers with respect to environmental protection. This certificate is also proof of the unique achievement of having erected an environmentally friendly large-scale power plant in the center of a major city while revitalizing the sensitive Danube woodlands.


VERBUND-Austrian Thermal Power AG

A new structure for thermal generation has concentrated capacities and reduced the operating costs for power plants

Since June 1, 2001, VERBUND-Austrian Thermal Power AG (ATP) has been the competence center of the Verbund group with respect to the generation of electricity and heat by means of traditionally fueled power plants. The thermal power plants of Verbund were spun off from Österreichische Draukraftwerke Aktiengesellschaft and VERBUND-Austrian Hydro Power AG in the process of restructuring the group in mid-2001 and combined in ATP.

Increased capacity utilization following deregulation

The consolidation of the deregulated electricity market of the European Union had a positive impact on the capacity utilization of ATP plants during the year under review. Compared to previous years before deregulation, the utilization of thermal power plants increased significantly in 2001; as a result, the plants Dürnrohr and Voitsberg are now online almost 5,000 hours per year.

Coverage for stranded costs commenced

In 2000 and 2001, ATP also transferred to the status of available reserve power plants that had no contribution margins because of fuel prices. Following the oil/gas-fired power station Korneuburg (2000), the coal-fired power station Zeltweg was also included in this program on July 1, 2001. As for the power plant St. Andrä, simultaneous combustion of waste and biomass has reduced generation costs, thus allowing for efficient operation for now. Research into the use of alternative fuels was continued. As a result, the transfer of the power plant to the status of available reserve, which was scheduled for July 1, 2001, was rescheduled. In addition, alternative utilization and post-utilization plans were drawn up for three locations.

Under the utilization scenario for the power plant Voitsberg 3, the quantities supplied by GKB Bergbau GmbH according to the agreement will be consumed and the existing coal inventories will be reduced. A special plant allowance for the power station Voitsberg was redefined following a decree by the EU Commission in order to cover stranded costs resulting, among other things, from the coal supply contract. Now, the plan is to operate the power plant until about mid-2006 (until the end of coal extraction and until the coal inventory has been depleted).

FULL OPERATING HOURS OF THERMAL POWER PLANTS

HOURS	2001	2000	1999
Dürnrohr	4,138	3,337	1,629
Korneuburg	0	0	190
St. Andrä	2,851	1,317	167
Voitsberg	4,462	3,457	4,147
Zeltweg	0	555	518



Trade and distribution of Verbund

Intensive trading on international markets - facing up to the new challenges in the electricity business despite fierce competition

In the electricity business, Verbund clearly managed to face up to the new challenges in 2001. Following the signifi cant drop in prices at the start of deregulation, Verbund consistently focused on the essential sectors of the deregu lated market and, as a result, markedly increased its sales. The strategy for a deregulated electricity market is base on three pillars: expanding one's domestic market, developing foreign markets and proactive marketing of one's ow generation through intensive trading.

Successful strategy for the deregulated market

With a market growth of merely 1.1%, Verbund's sales, based on these measures, went up by 40% to 55,485 GWh Thus, Verbund sold more electricity in 2001 than ever before in the group's history. Sales from the electricity busi ness increased by EUR 374 million to EUR 1,318 million. Despite additional, statutory price cuts affecting the busi ness with the regional energy companies, revenue showed double-digit growth.

The success was due to three main factors:

- Foreign sales of Verbund electricity rose, thanks to consistent globalization efforts, by 96% to 31,589 GWh.
- By concentrating on business customers and wholesalers, Verbund was able to keep large customers while gaining new ones.
- The prices on the European electricity markets recovered significantly after they had hit a low in the previous year On the spot markets for continuous-electricity supplies, for example, an average of EUR 24.7/MWh was generated that is, EUR 7.4/MWh above the levels for the previous year. Forecasts for 2002 expect more improvements. The wholesale prices rose by an average of 18 % to EUR 23/MWh.

DISTRIBUTION AND TRADE

Central companies	Customer focus	Distrib. channels
APT Power Trading GmbH	Resellers domestic Resellers abroad ÖBB (Austrian Railways) Trading OTC Electricity exchanges	APT APT Deutschland APT Slowenija APT Polska Energia SpA
VERBUND Stromvertriebs-gesellschaft mbH	Heavy industry Small & medium enterprises Trades Communities Mass customers	APC e-commerce (austrian-power.com) RWW and MyElectric*)
	Resellers Styria Business customers Styria Mass customers Styria	Steweag/Steg*)

*) planned

New structure for new business

In order to implement its proactive market strategy Verbund has reorganized its electricity business Electricity trade and sales - two activities traditionally handled by Verbund - have now been allocated to two companies. This way, a structure has been created that allows for the clear allocation of different sales activities. Also, the group's know-how of the electricity business can now be optimized. Key customers will receive the best service through competent partners. By acting independently at the electricity exchanges, it is possible to optimize generation, sales and distribution.


APT Power Trading GmbH

Success on deregulated foreign markets makes up for domestic losses in market share

The activities of APT Power Trading GmbH (APT) were the determining factor behind Verbund's success on the European markets in 2001. This way, domestic losses in market share were more than offset. In 2001, more than 50 % of Verbund's electricity business was dominated by business in foreign markets. The focus of activities abroad was on Germany, Italy and Switzerland; there were also successful acquisitions in France and Slovenia.

In Germany, Verbund managed to strengthen its position as the most successful new supplier. APT-Deutschland, in 2001 alone, had new orders of more than 4,000 GWh. Two thirds of the contracts were concluded with new customers. In Italy, too, they were able to exceed sales expectations again through Energia SpA, a marketing subsidiary set up jointly with the financial group CIR. In 2001, deliveries to Italy were increased by 16 % to 2,034 GWh.

Successful start in new regions

The newest subsidiary was opened for business in Slovenia in September 2001. Only a few weeks later, APT Power Trading SL d.o.o. negotiated two large orders for supplies of 800 GWh for APT, thus winning out against fierce international competition.

In Poland, deregulation is still in its infancy. The level of market opening is a nominal 37 % , but, in fact, only 5 % of the Polish electricity market has been deregulated. The activities of our subsidiary APT Austrian Power Trading Polska Sp.z.o.o concentrated, therefore, on market exploration and strengthening its market position.

Despite the hesitant opening of the French market, we managed to conclude a successful acquisition in the French end-customer market in October 2001. A follow-up contract was concluded with AGA/Linde Gas regarding supplies to four locations.

Domestic markets have been secured for the long term

The Austrian regional electricity companies continue to be the most important customer segment of Verbund in the deregulated market. Through innovative products, despite the new framework conditions, we managed to secure our market position. In 2001, APT concluded medium/long-term electricity-supply agreements at international market prices with all major regional companies. The orders received in this customer segment for 2001 amounted to approx. 25,000 GWh. This success ensures substantial sales for the next three years.

Strong showing at Europe's electricity exchanges

The trading subsidiary APT Power Trading GmbH successfully took over the marketing of own-generation capacities and the purchase of electricity on European markets. The electricity trading volume currently holds at approx. 1,000 TWh/year in Europe, which is almost 20 times the total electricity consumption of Austria. In 2001, Verbund, which generates more than half of Austria's electricity, reached a share of about 10 % of the trading volume of the two German electricity exchanges European Energy Exchange (EEX) and Leipzig Power Exchange (LPE). As a result, APT ranks among the Top 3 with respect to exchange trading of electricity in Germany. Over the medium term, the traded volume of electricity is expected to grow by a factor of five.



VERBUND Stromvertriebsgesellschaft mbH / www.austrian-power.com

The new distribution organization has proved its worth in the first year of deregulation.

The restructuring process of the electricity-sales system, which was completed in 2000, has proved to be successful in 2001. Direct sales have been decoupled from trade and pooled under Verbund Stromvertriebsgesellschaft mbH. The new organization managed to strengthen its position in the domestic market substantially and gain new business through innovative solutions. The new concepts are also to be implemented in the neighboring countries over the medium term. Over the long term, Verbund plans to sell 20 % of its generated output through direct sales.

Focus on business customers

Two thirds of the entire market potential in Austria for electricity are made up of corporate customers. This segment is, in addition, significantly more willing to change suppliers than private customers. As a result, Verbund has decided to address large-scale customers with an annual consumption of more than 100 MWh through a separate subsidiary, which, based on the know-how of the entire group and the technical competence of all group divisions, is capable of providing the best service available. During the first year of market management, VERBUND Stromvertriebsgesellschaft mbH was able to attract as many as 4,000 new business customers. The increase in sales of Stromvertriebsgesellschaft, thus, amounts to 15.1 % over the previous year. With a volume of 3,296 GWh in the business end-customer market (including ÖBB - Austrian Railways), Verbund already moved up to third position in Austria in 2001 (prior to deregulation, Verbund had only a dozen direct customers). Over the medium term, the market share in this segment is expected to rise from currently 14.4 % to more than 20 %.


SALES IN BUSINESS-CUSTOMER SEGMENT GWh
(incl. Austrian Railways)
+18%
2,805
3,296
2000
2001

Online selling opens up new avenues

www.austrian-power.com is the first electricity-sale platform on the Internet that focuses on business customers in Austria and Germany. It offers a number of advantages: up-to-the-minute market data, best prices and the option for customers with an annual consumption of 100 MWh to order electricity online, based on user-defined terms.

Award-winning, innovative solution

At CeBit 2001, www.austrian-power.com was awarded the "eOscar" for being the best international B2B platform, followed by various other awards and recognitions. It is our goal to establish austrian-power.com as the pricing benchmark for electricity trading in the business-to-business segment, thus optimizing the market potential and cost advantages offered by online distribution



Electricity sales to small customers

Competent distribution partners for business and private customers improve Verbund's market presence

Since the full deregulation of the market, Verbund has turned to customers with a consumption of less than 100 MWh/year, offering them a chance to buy clean electricity from hydropower. Cooperations with competent partners and participating interests in existing distribution organizations form the basis of optimal customer service.

Clean electricity from the warehouse cooperative

Small private and business customers in rural regions have been able to buy 100% hydropower Verbund electricity through the electricity-sale joint venture with Raiffeisen Ware Austria (RWA) since October 1, 2001. The electricity-distribution company Raiffeisen Ware Wasserkraft (RWW) is owned by RWA (50%) and VERBUND Stromvertriebsgesellschaft mbH (50%). It combines the existing distribution structure of Raiffeisen group and its excellent economic situation in rural areas with the environmentally friendly generating capacity and energy-sector know-how of Verbund.

With innovative distribution structures and electricity from pure hydropower, Raiffeisen Ware Wasserkraft was able to establish itself quickly in the small-customer market. In the first three months of deregulation alone, the company concluded contracts with more than 7,000 new customers. The number of customers is expected to rise by a multiple factor in 2002.


ELECTRICITY CONSUMPTION %
IN AUSTRIA
13
3
32
31
4
17
Industry
Commercial
Agriculture
Households
Public facilities
Traffic

Participating interest in MyElectric

While RWW focuses primarily on rural areas and the target groups of the Raiffeisen Ware organization, buyers of electricity in urban centers, young consumers and small businesses are to be targeted using the brand MyElectric. Subject to antitrust approval, Verbund will take a share in the distribution company MyElectric via its subsidiary VERBUND Stromvertriebsgesellschaft mbH and in cooperation with Salzburg AG. In return, Salzburg AG will take 15% in VERBUND Stromvertriebsgesellschaft mbH and a 25% share in RWW. This is to ensure an optimal entry into the market for the distribution divisions.

Clean electricity - "twin pack" offer

Since October 12, 2001, both industrial and private consumers have been able to buy electricity from Verbund that is guaranteed to be generated from renewable energy sources. Together with Ökostrom AG, VERBUND Stromvertriebsgesellschaft mbH has prepared a new, ecologically and economically appealing, offer. The electricity is generated exclusively at large and small hydropower plants, from solar and wind power as well as bio-energy; customers can choose between two products. Clean electricity, depending on the product, contains either 50% or 80% hydropower electricity generated by Verbund.



VERBUND-Austrian Power Grid AG

An independent grid company for the deregulated market

The deregulation of the electricity market has brought many new tasks for the grid company of Verbund. In view of these new challenges, VERBUND-Austrian Power-Grid (APG) was transformed from a limited company (GesmbH) into a stock corporation, retroactively as of January 1, 2001. The wholly-owned subsidiary of Verbundgesellschaft operates Austria's largest extra-high voltage grid with a total of 3,500 kilometers of lines. This grid manages four fifths of the electricity transport of the country. As Austria's largest transporter of electricity, APG, with its 380 employees, generated annual sales in 2001 of EUR 293.5 million.

The marketplace of the deregulated electricity market

The new order of the deregulated electricity market has brought an end to the old monopolies. Anyone who wants to trade, distribute or sell electricity has to join a balance group. Balance groups comprise several electricity suppliers and the costumers they deliver to. The balance-group representatives prepare the schedules that are to ensure that consumption and feeds into the grid are harmonized. These supplies are managed and settled in two Austrian control areas and, if necessary, balancing energy is fed into the grid. The control-area manager, which must be independent under company law, is responsible for managing supplies.

In addition, APCS Power Clearing & Settlement AG was licensed as the settlement agency for balancing energy in the control area of APG on April 4, 2001. Non-PECs, such as banks and smart technologies, are the majority shareholders of APCS. PECs hold a total of 40 percent, while APG holds 13.1%. The data transfer between APG and the clearing agency, necessary for settlement, worked without any problems, from the first few months of deregulation.

Control-area manager APG

APG is responsible for the largest control area in Austria, which comprises the entire national territory, except for the control areas of VKW and TIWAG; it also extends to almost all of Austria's neighboring countries, except for the Slovak Republic.

Transmission of electricity

The deregulated electricity market evolved steadily throughout the year under review. In total, the applications for transmission services more than doubled between 2000 and 2001, especially as a result of the changes made to the application procedures. Since October 1, 2001, new applications are no longer received every week or month, but every day. In total, the energy volume transmitted through the extra-high voltage grid of APG amounted to about 32,500 GWh in 2001.

Austria's representative at the ETSO

APG is Austria's representative at the Association of European Transmission System Operators (ETSO). In this position, APG has played an active role in implementing a new pan-European tariff system envisioned by the European Union. The objective behind this model is to reduce trade barriers in the European electricity market by introducing a harmonized payment mechanism for transborder electricity supplies in all 15 EU member states. This model is also to ensure that the actual use of the grids involved in electricity transmissions be compensated financially.

Mediation for the expansion of the extra-high voltage grid

The completion of the 380 kV supply network in the south of Austria, which has been discussed for a long time, has entered a new phase. At the initiative of the provincial governor of Styria, Waltraud Klasnic, a mediation process was started in the local communities that had so far objected to the project. APG, being the project sponsor, welcomes this initiative and has given this dialog, which is to turn on facts, its full support. It is the goal of this consensus-based measure to present the advantages arising for the province of Styria from this project in an objective and logical manner as well as to provide the people with all the information they need to make an informed decision.

The planned high-voltage line, about 90 km long, is to connect the substations "Südburgenland" in Rotenturm and "Kainachtal" in Zwaring. This would significantly improve supply security, because the region, as concerns extra-high voltage, could be supplied from two sides. At the same time, the new line would dramatically reduce transmission losses.

APG has concluded an agreement with the Styrian electricity utility STEWEAG in support of the 380 kV line in the region of Styria. Under this agreement, the 110 kV lines of STEWEAG are to be taken along on the APG line. Lines that are no longer needed as a result are to be dismantled. An agreement has also been reached on cooperation with respect to substations.

PHYSICAL ENERGY FLOWS IN THE SUPERGRID OF VERBUND-APG IN 2001*


12,890 GWh
Import
12,737 GWh
Export
Foreign
Domestic
Transit
32,985 GWh
32,478 GWh
20,095 GWh
507 GWh
losses1)
19,741 GWh

*) VERBUND-Austrian Power Grid AG
1) excluding foreign transfers and power lines



VERBUND-BeteiligungsgmbH

Energy

Steiermärkische Elektrizitäts-Aktiengesellschaft (Steg)

The merger of Steg and the provincial electricity company STEWEAG, the electricity subsidiary of the Styrian energ holding company ESTAG, has potential savings of about EUR 36.3 million per year. Steg and STEWEAG will be merge to form the new STEWEAG-Steg GesmbH. ESTAG will hold a share of 65.43 % in this company; Verbund will hol 34.57 % .

The power-plant capacities of STEWEAG and Steg will be incorporated into the two Verbund generation subsidiaries

KELAG Kärntner Elektrizitäts-Aktiengesellschaft

The privatization of Kärntner Energieholding-Beteiligungs-GmbH in the first half of 2001 changed Verbund's objectives and thrust in Carinthia. So far, Verbund had held a share of 35.12 % in KELAG. The main shareholder wa Kärntner Energieholding-Beteiligungs-GmbH with 63.85 %. In the course of the privatization projects of the provinc of Carinthia, Verbund had made an offer for the purchase of shares in Kärntner Energieholding, which would hav resulted in a majority shareholding in KELAG as well. The share of 49% set aside for privatization was eventually sol to RWE, but there are options to buy additional shares. As a result, it is no longer possible to include KELAG in th hydropower activities of Verbund as planned.

Engineering

Verbundplan GmbH – Successful in foreign markets

The engineering subsidiary of Verbund has been successful in foreign markets on four continents. As Austria's leading engineering and consulting company with about 300 employees, Verbundplan generated sales, in 2001, of EUR 40.2 million. Incoming orders accounted for EUR 28.5 million in 2001. 28% of the orders came from abroad, 43% from domestic third-party customers and 29% from companies within the Verbund group.

Large variety of domestic orders

Verbundplan offers a broad spectrum of services, which is borne out clearly by its large variety of domestic orders. This includes the installation of GSM facilities, the monitoring of freshwater quality and quantity with respect to the extension of the Vienna U2 subway line, its participation in the project management of the main wastewater treatment plant in Vienna and its acting as building supervisors for the western part of the Lainz tunnel of Eisenbahn-Hochleistungsstrecken AG.

Verbundplan Birecik Baraji Isletme Ltd. Sti. (VBOC)

VBOC, in which Verbund holds a 75 % share, was founded in 1998 in order to operate and maintain the Turkish hydropower plant Birecik on the Euphrates river (6 turbines with a total output of 672 MW). At the beginning of October 2001, the sixth machine was handed over. Thus commenced the 15-year operating agreement, which provides for flat fees that are independent of the energy generated.



Tourism

Inferno at Kaprun casts a pall over tourism

Verbundgesellschaft holds a share of 45% in Gletscherbahnen Kaprun Aktiengesellschaft (GBK). The inferno at Kaprun on November 11, 2000, still casts a pall over the tourism activities of the group. Meanwhile, the cause of the fire has been investigated by experts, and their opinion is now available to the families and the courts. GBK is fully committed to achieving an agreement with the families of the victims and to drawing appropriate conclusions from the disaster.
A new cable car is being built to replace the funicular car. The first leg from the valley to Langwied was completed at the end of 2001, at a cost of approx. EUR 20 million. The fiscal year 2000/2001 saw a reduction in operations as a result of the tragic accident. The lawsuit against Verbund brought before an American court in the context of this accident will most likely be rejected.
The business activities of Tauern Touristik GmbH were also affected in the aftermath of the accident in 2001; the company organizes trips around the area of the alpine storage plants.

Environmental engineering

VERBUND-Umwelttechnik GmbH (UTG) – Waste disposal in thermal power stations

UTG was intensively working on concepts for using alternative resources in the power stations of ATP. The use of combustible waste in the context of the Austrian Landfill Directive ("Deponieverordnung"), which prohibits the dumping of carbonaceous waste from 2004, is becoming a core issue of waste disposal. In cooperation with AHP and waste-disposal companies, the company analyzed the options for the thermal use of alternative fuels in thermal power stations and arrived at a positive result (also in economic terms).

NOVUM Wassertechnik GmbH (NOVUM) – Market leader in Austria

NOVUM, in which Verbund holds a 50% share, has been developed further into a leading domestic company in the field of sanitary water engineering. In July 2001, the merger of Umwelttechnik Wien Anlagenplanungs-, Errichtungs- und Betriebsgesellschaft mbH (UTW) and NOVUM was completed, thus securing NOVUM's market leadership.

Telecommunications

VERBUND-Telekom-Service GmbH (V-TEL) – Leader in telecom engineering

In addition to its handling of the internal telecommunications needs of Verbund, V-TEL continued along its successful path as a service provider for external customers. V-TEL is a welcome partner in the Austrian telecom market, especially with respect to telecom engineering and the setup and maintenance of radio sites of telecom operators. In 2001, this area saw a significant increase, amounting to a third of total sales.
In June 2001, V-TEL was given a license for a dedicated leased telecom line; thus, it is entitled to offer transmission capacities to the public as well.

he Austrian "driving force"

"The objective behind the International Year of Mountains is to protect mountain regions by promoting sustainab development of these regions. This includes permanent measures relating to environmental protection and promotio of peace in embattled mountain regions. International awareness for the importance and sensitivity of the moun tains' ecosystems and their natural resources is to be raised and strengthened; in addition, people's understanding o the dynamics and functions of these ecosystems must be enhanced. The cultural heritage of the mountains needs t be supported." ***

erbund is fully aware of its responsibility that results from the tension between ecological issues and the priori- ies of an electricity group. Large structures and a countrywide infrastructure draw the attention of an ecolo- gically aware public. In setting up a group-wide environmental management and information system, and in ncorporating ecological principles in its mission statement, Verbund faces up to its responsibilities vis-à-vis people and nature.

*** Quoted from: Policy statement on the International Year of Mountains 2002





Risk Management

Optimal use of market opportunities through a group-wide integrated system

Verbund's strategy to embark on the deregulated electricity markets quickly was supported by the introduction of group-wide and uniform risk management system in the year under review. Knowing how to optimize market oppo tunities and cope with the resulting risks will have a lasting effect on the group's success. The objective of the syste is to detect early on potential risks in the company's development and to take fast countermeasures.
As early as 2000, a centralized risk management system was set up within Verbund to deal professionally with risk This area, together with specific risk management committees (e.g., electricity business, finance), provides support t the Managing Board in its fundamental risk-policy decisions. The essential elements are principles of risk manag ment, the determination of limits for selected risks and the introduction of procedures for monitoring risks.

Decentralized risk control

At first, the main focus was on risks related to financial and electricity activities. The findings were then translate into group guidelines for the financial division and a rulebook for the electricity business. The process and details c calculating, tracking and documenting as well as hedging against counterparty risk in the electricity business we regulated by way of a counterparty scoring system. In the fiscal year 2001, these activities were expanded contin ously. Risk management was thus established as an integrated system as part of the company structure and workflo management. Operative risk management is decentralized and carried out by the individual risk areas.

Risk management as a self-contained process:

Risk assessment
All risks affecting Verbund and its subsidiaries are identified and processed systematically.

Risk analysis
Risks are analyzed in order to obtain a more reliable picture of the potential factors impacting on the company. The the probability of occurrence of risks as well as their financial effects is quantified. The correlation of different risk must be considered in this in order to be able to present a view of the overall aggregate effect.

Risk strategy
Different strategic guidelines have been developed for different areas of risk; includes the minimization of effects c undesired risks.

Implementation
The implementation of the safeguards developed under the company's risk strategy.



Inspection and report

Safeguards are inspected; analysis of results and reports to the Managing Board and Supervisory Board.



RISK-MANAGEMENT PROCESS
Business risks
Financial risks
Operational risks
Event risks
Risk Assessment
Risk Analysis
Risk Strategy
Implementation
Inspection and Report

Risk management in electricity trading

The risk management of APT Power Trading GmbH comprises all measures necessary to overcome such risks as may jeopardize the company's activities. This includes both risks that normally occur with any corporate activity and those related to the specific risks of electricity trading. Essential factors to be mentioned in this context are the fact that trade is limited to the high-voltage grid, the physical fulfillment of contracts and the poor storage capacity of electricity.

The risk management processes at APT are based on the economic targets of the company, which, in turn, are geared to the overall corporate objectives. For this purpose, certain types of risk are classified that must be monitored by the trade and/or sales divisions and those that must be monitored by superior departments.

The next level of risk management is the formation of an organization capable of dealing with the problems, which is based on this structure. Necessary measures include, for instance, the separation of trade activities and clearing. In the process, the underlying organizational structure must be supplemented by a large number of detailed regulations.

Among other things, these deal with the setting of risk limits and monitoring for such limits. This continuous process is controlled by risk management committees. Such committees are also responsible for defining the risk-carrying units as well as for defining the business processes and procedures relevant to risk management.

Additional tasks include the preparation of contracts and the standardization of the legal requirements on the basis of which electricity-supply agreements are entered into as well as the selection, application and improvement of procedures for risk measurement and assessment and, finally, performance measurement as a basis for future risk-capital allocations.



Environment

Verbund is Europe's most environmentally friendly producer of electricity

Verbund's commitment to ecological management on the basis of economic principles, as defined in the company mission statement, has been borne out by solid facts especially in the fiscal year 2001. Verbund is the first Austria electricity producer to be certified by TÜV, which constitutes a guarantee to customers that the electricity they bu is generated from renewable hydropower. This certificate applies to almost 6,000 GWh of electricity per year. Th brand Austrian Hydro Power is thus a role model for environmentally friendly generation of electricity from hydro power, which, in Austria and Germany, is held in the highest regard of all energy sources.
In the international Corporate Responsibility Rating, based on ecological and social factors and conducted by oekor research ag, Verbund came in first among 20 international energy suppliers. The decision was primarily based on th fact that Verbund, for several years, had published its environmental data in a special environmental report - proo of the fact that the environmental management and information system introduced by Verbund works extremely wel In addition, Verbund was awarded the AERA Prize (Austrian Environmental Reporting Award) on December 11, 2001 for best environmental report in Austria, which means that Verbund will also be a contender for the Europea Environmental Reporting Award (EERA).

Excellent climate balance sheet for Verbund power stations

At the 7th Verbund Environmental Day, the group presented its climate balance sheet. The emissions of the most cru cial greenhouse gas, carbon dioxide, fluctuated over the last few years between 2 and 2.5 million tons per yea (depending on the use of thermal power stations), which corresponds to 0.8 to 1 kg/kWh. In relation to the tota generation of the group, these emissions per kWh of generation accounted for only 0.09 kg per kWh thanks to th high percentage of hydropower, thus making up only a quarter of the EU average of electricity producers. Only France a nuclear power country, produces fewer greenhouse gases per kWh of generation than Verbund's power stations.
Verbund is also a role model when it comes to other air pollutants. The dust emissions of the thermal power station amount to 0.1 grams/kWh today (1980: 3.5 g/kWh). Sulfur dioxide emissions have been reduced from 17 to less tha one gram per kWh. The amount of nitrogen oxide was decreased to 0.6 g/kWh from 2.2 g/kWh.

Excellent projects, certified quality

With its project of an extra-high voltage line through Burgenland, Verbund has shown that 380-kV-lines, too, can b constructed in an environmentally benign manner. The construction costs of the 108-km-long line came to EUR 2(million, approx. EUR 94 million of which (21.5%) was invested in environmental measures. The combination of severa systems into a single line allows for the elimination of a total of 40 kilometers of 110-kV transmission lines includin 268 poles in Burgenland.



In the year under review, Verbund also completed its project called "Type - Scenario": this required all environmental management systems to be certified, for each type of plant, according to the EMAS EU directive (Environmental Management and Audit Scheme) as well as according to ISO 14001. The EMAS directive is a guideline that ensures that each environmental management system is in compliance with standards recognized throughout the EU. The goal was to prove that environmental management systems could be used for all plants of the group.

The last remaining certifications for the substation Tauern and the Danube power station Vienna-Freudenau, which blends in nicely with the architecture of Vienna, were carried out. Even before that, Verbund had obtained a certificate for its storage-power station group Kaprun for having conducted an eco-audit. This is proof that environmentally friendly stations can be operated even in the ecologically sensitive alpine regions.

Certificate system for renewable energy

In order to improve the future market opportunities of renewable energy from hydropower, VERBUND-Austrian Hydro Power AG has joined a pilot project on a European Renewable Energy Certificate System - RECS. Plants for certified generation in Austria are registered with Elektrizitäts-Control GmbH. As part of this pilot project, it is possible for hydropower stations with an output of more than 10 MW to generate additional revenues from the environmentally friendly generation of electricity.

CERTIFICATE SYSTEM FOR HYDROPOWER		
PLANT/AREA	TYPE OF CERTIFICATE	COMPLETION OF IMPLEMENTATION
Steam-generating power station Voitsberg	EMAS directive + ISO 14001	06/1996
Group of run-of-river stations Drau (Paternion - Annabrücke)	EMAS directive + ISO 14001	08/1996 08/1997
Steam-generating power station Dürnrohr	EMAS directive + ISO 14001	10/1996
Substation Tauern, Substation Zemm/Ziller and 380 kV line	ISO 14001	04/1998
Group of storage power stations Glockner-Kaprun	EMAS directive + ISO 14001	07/2000
Run-of-river power station Freudenau	EMAS directive + ISO 14001	06/2001
Substation Tauern	EMAS directive	11/2001



Employees

Reliable partnership in times of change

The rapid changes at Verbund driven by deregulation were made possible only through the active involvement of th worker representatives. For the company to be able to prosper in the face of competition, fundamental changes wer required, which our employees accepted and actively supported. Verbund views Human Resources as a central facto of success for the company; for that reason, a group executive director has been put in direct control of that area The strategies of Human Resources Management are, therefore, directly linked to the overall corporate strategy. Th key concepts in this regard are: becoming a low-cost producer in the electricity sector as well as a fast mover on al deregulated markets of Europe.

Cost reduction in cooperation with the staff

Being able to act as a low-cost producer requires consistent, strategically controlled sets of measures for reducin the number of employees and payroll expenses. Group-internal personnel clearing, early-retirement models and othe socially compatible measures have reduced the number of employees b 1,961 (39 %) since 1994; personnel expenses have been cut by 33.8 % sinc 1994. A large number of Verbund employees decided to forgo voluntar social security benefits. The resulting savings are used to fund social plan that will help reduce the number of employees further in a socially compatible manner. Verbund's employees, in a spirit of solidarity, have beer instrumental in the restructuring process, which brought with it deep cut in organizational structures and required a high degree of flexibility o those affected. These measures proved to be successful, because Verbunc was able to reach its savings targets without any layoffs, and no future layoffs are expected either.


NUMBER OF EMPLOYEES
5,175
5,014
4,655
4,464
4,284
4,022
3,623
3,387
3,053
1993
1994
1995
1996
1997
1998
1999
2000
2001

Push for qualifications supports rapid structural changes

Verbund could not claim to be a fast mover on deregulated markets if i were not for its highly qualified and committed employees. Its successfu market entry was based on the proactive policies of human resources planning. In 2001, the number of employees was cut by 334 (-10 %); at the same time, 60 employees were hired in highly visible and qualified positions focusinc on electricity sales and controlling. In the course of internal personnel clearing, 156 employees changed positions within the company in this past fiscal year - proof of a well-working and transparent internal job market, flexibility and willingness to go in for retraining.

A special recruiting system was set up in 2001 in order to attract the best people to Verbund. Employing moderr recruitment methods, we actively focused on technical colleges/universities and e-recruiting. This is supplemented by a more objective and transparent selection process.




PRODUCTIVITY
GWH/EMPLOYEE
17.9
11.7
8.8
7.8
7.3
6.6
6.5
5.8
1994
1995
1996
1997
1998
1999
2000
2001

Performance-based pay

Following a two-year test phase, we evaluated and specified the performance-based pay system for the electricity business and other selected areas. Under this system, there are fixed and variable pay components with different arrangements. Individual salary schemes are supplemented by team bonuses. This team bonus will be enhanced with a clearly defined, performance-based control component. The operational targets and their assessment will be processed and evaluated by executives from their own computers using a separate electronic-data processing system. New specialist career paths have been created within the group, which include financial incentives. Each employee will be subjected to a standardized employee interview for the purpose of personal development; in addition, the salary system provides for a qualified performance appraisal.

Push for qualifications at power plants

Verbund is especially proud of its project "Qualifications 2000" implemented at the Upper and Lower Danube power stations. Together with employees from the operative/manual sectors, with an average age of more than 45, the company defined a set of job requirements for the future; performance-target analyses were carried out with the employees in special workshops and, based on the results, customized training programs were developed and implemented. Overall, 1,530 man-days of training were organized, covering around 30 subject areas. This way, it was possible to instill in a group of older employees the joy of learning, which would rub off on other groups as well. The project will now be expanded to other areas.

Modern qualifications to meet new challenges

Verbund executives see themselves as the primary "personnel developers" of their employees. As part of a separate personnel development strategy, they develop, in cooperation with the personnel developers, job specifications and individual measures to unlock their employees' potential. These plans are also implemented in direct cooperation between the executive and the employee. Top-level managers also act as assessors for two days at the support-assessment centers for potential executives.

In addition, Verbund has a trainee program, which 12 participants completed successfully in 2001. Qualified junior staff in training, supported by a sponsor, have to complete an 18-month "tour" through several areas of the group, rounded off by a broad-based training program. From the very start, the trainees are assigned to challenging tasks, which they are expected to manage independently. In total, the company carried out 11,490 training man-days for its employees in 2001.



Despite increased staff cutbacks, Verbund places special emphasis on the qualitative development of its employees Therefore, since 1999, the number of days of further training has increased significantly, from an average of 2.5 t 4.8 per employee.


AREAS OF TRAINING 2001
%
18
15
19
11
7
6
7
16
Safety
Var. specialized topics
SAP/PC user training
Personality /Team development
Energy sector
Presentation/moderation/ techniques
Executives
Other topics

Training in many areas is geared to actual demand. One fixed item in thi training spectrum is the focus on SAP and computer courses. In 2001, addi tional focal areas included: organization development and teamwork a well as the energy industry and sales (as a result of market deregulation).



Verbund research fully anchored in Europe

In 2001, Verbund-Forschung ("Verbund Research") worked on 33 research projects in ten competence centers with approx. 80 experts; 17 of the projects have been concluded. As part of EU research funding, Verbund has so far participated in 19 community projects on energy research. In the spirit of greater cost sharing among the partners, the project volume was increased to EUR 41.3 million, with Verbund's own funding accounting for EUR 5.7 million. Total research expenditure of Verbund was EUR 1.55 million for 2001.
In the future, Verbund will award a special research prize for new approaches to increasing power generation from renewable resources. The prize has been endowed with EUR 10,000.
The research reports, platforms for dealing with questions of research and our publication series ("Research at Verbund") provide broad-based information for all those interested. Verbund engages in a wide spectrum of research; here are three projects by way of an example:

Utilization of lockage water for power generation

One of the EU-funded projects dealt with the utilization of the water that is drained from the locks of the Danube power plants when ships pass through them. A newly developed matrix turbine, about the size of a phone booth, allows for a bi-directional flow of water and an output of 200 kilowatts. The turbine can also be used in small hydropower plants; any number of turbines can be arranged and combined in a matrix. The matrix turbine of the Danube plant Vienna-Freudenau, for example, can supply electricity to 1,200 households. The project cost approx. EUR 3.5 million; the EU funds the total project to the tune of EUR 0.8 million. For its matrix turbine, Verbund was awarded the "Neptun" Hydropower Prize of the Austrian Ministry for the Environment.

Avalanche warning for alpine communities

The Avalanche Risk Information System ARIS, which was developed by Verbund in cooperation with Austrian experts, has clearly improved the accuracy of avalanche forecasts. On the basis of existing meteorological data and additional information, the system calculates the probability of avalanches. The system is based on the avalanche documentation of the Verbund power station groups Kaprun and Zillertal, which, back in 1956, set up their own avalanche warning service for the protection of their employees and plants; they have kept continuous documentation ever since. These data were used to develop the Internet-compatible ARIS system, which cost EUR 0.6 million.

Improved lightning protection for electrical switchgear

As part of the Verbund-funded ALDIS program (Austrian Lightning & Information System), scientists at the Gaisberg station monitor the exact course of lightning strokes. This is to yield information on the physical aspects of lightning strokes. Verbund, which operates an extra-high voltage electricity grid of 3,600 kilometers in length, expects to be able to optimize its lightning protection equipment as a result. The Gaisberg project has been funded by Verbund - so far in the amount of EUR 363,000.

We create value

The alpine region comprises 54% of the Austrian territory and receives 70% of our country's precipitation. Austria, like all alpine countries, is in an excellent position as regards its water resources. The amount of alpine spring water that can be used in a sustainable fashion is equivalent to 25.5 billion m³/year. 4.7 billion m³/year can be used ecologically – more than ten times the current volume utilized. This way, the entire consumption of Austria can be easily covered without jeopardizing the future circulation of water." ***

The facts are important to us, and we are committed to our shareholders, customers and the environment. We are aware of the fact that the utilization of alpine water constitutes interference with the natural landscape. But we are also proud of the fact that our energy is produced from renewable resources. In the long term, this will be beneficial to the environment: from the point of view of sustainability, it is the most efficient way of producing electricity – without having to resort to fossil fuels. Thanks to generating costs that are decreasing over the long term, Verbund is one of the most competitive electricity utilities in the deregulated European market.

*** Source: Joanneum Research 2001







Consolidated financial statements 2001- IAS

Consolidated income statement for the fiscal year 2001

in thousend EUR	Notes in the appendix	2001	2000
1. Sales revenue	(1)	1,684,823	1,299,599
2. Other operating income and changes in inventory	(2)	104,948	66,141
3. Expenses for electricity purchases, fuels and other purchased production services	(3)	-852,334	-432,273
4. Payroll and related expenses	(4)	-298,076	-278,912
5. Amortization of intangible assets and and depreciation of property, plant and equipment	(11)	-191,857	-197,429
6. Other operating expenses	(5)	-130,760	-155,927
7. Operating result	-	316,744	301,199
8. Financial result	(6)	-131,169	-185,571
9. Result from participating interests (thereof at equity: TEUR 3,889, prev. year: TEUR 13,265)	(7)	9,368	13,090
10. Result from long-term investment	-	-450	471
11. Profit before tax	-	194,493	129,189
12. Taxes on income	(8)	-71,842	-40,188
13. Profit after tax		122,651	89,001
14. Minority interests		-7,356	-5,535
15. Group result		115,295	83,466
Earnings/share in EUR		3.74	2.71

Consolidated balance sheet as of 31.12.2001

ASSETS (in thousand EUR)	Notes in the appendix	31.12.2001	31.12.2000
Non-current assets			
Intangible assets and goodwill	(9)	71,829	84,001
Property, plant and equipment	(10)	4,200,329	4,330,602
Participating interests (thereof at equity: 141,279, prev. year: 148,918)	(12)	428,429	437,355
Long-term investments - cross border leasing	(13)	1,186,851	1,021,523
Other long-term investments and other receivables	(14)	524,793	544,783
Deferred tax assets	(8)	78,726	110,514
		6,490,957	6,528,778
Current assets			
Inventories	(15)	21,610	31,956
Receivables and other assets	(16)	236,264	237,277
Securities	(17)	104,947	0
Cash and cash equivalents	(18)	226,485	90,216
		589,306	359,449
Total assets		7,080,263	6,888,227

LIABILITIES (in thousand EUR)	Notes in the appendix	31.12.2001	31.12.2000
Shareholders' equity			
Share capital	(19)	223,978	223,978
Capital reserves	(20)	10,936	10,936
Profit reserves and accumulated results	(21)	778,316	715,916
Own shares	(22)	-3,257	-3,107
		1,009,973	**947,723**
Minority interests	(23)	**127,814**	**124,231**
Long-term liabilities			
Financial obligations	(24)	2,335,719	2,468,648
Financial obligations - cross border leasing	(24)	1,261,892	1,018,295
Provisions	(25)	511,735	567,143
Contributions to building costs	(26)	502,880	516,546
Deferred income and assets - cross border leasing	(27)	283,190	277,099
Other liabilities and prepayments received	(28)	217,956	44,791
		5,113,372	**4,892,522**
Short-term liabilities			
Financial obligations	(24)	433,392	539,212
Financial obligations - cross border leasing	(24)	14,037	3,228
Provisions	(25)	260,578	223,612
Trade payables	-	44,568	33,417
Other liabilities	(29)	76,529	124,281
		829,104	923,750
Total liabilities and shareholders' equity		7,080,263	6,888,227

Consolidated statement of changes in equity

in thousend EUR	Share capital	Capital reserves	Profit reserves	Own shares	Total Shareholders' equity
As of 31.12.1999	223,978	10,936	635,156	0	870,070
Changes in companies consolidated/ Subsequent acquisition			33,130		33,130
Group result			83,466		83,466
Shares bought back				-3,107	-3,107
less dividends 1999			-35,836		-35,836
As of 31.12.2000	223,978	10,936	715,916	-3,107	947,723
Changes from first-time application of IAS 39			-16,355		-16,355
Changes from cashflow hedging			-747		-747
Changes in companies consolidated			-202		-202
Shares bought back				-150	-150
Income from disposal of own shares			245		245
less dividends 2000			-35,836		-35,836
Group result			115,295		115,295
As of 31.12.2001	223,978	10,936	778,316	-3,257	1,009,973

Consolidated cashflow statement for the fiscal year 2001

in thousend EUR	Notes in the appendix	2001	2000
Profit after tax		122,651	89,001
Amortization of intangible assets and and depreciation of property, plant and equipment		191,857	197,429
Write-ups of intangible assets and property, plant and equipment		-14	-264
Revenue from the reversal of building-cost contributions		-19,026	-16,451
Income from reversal of deferred income and assets cross border leasing		-6,375	-4,384
Write-downs on long-term investments and short-term securities		10,933	22,628
Write-ups of long-term investments		-1,125	0
Result from the disposal of fixed assets		-6,112	-2,661
Changes in inventories		10,346	-3,008
Changes in short-term receivables and other assets		1,974	30,758
Changes in deferred taxes		40,314	33,538
Changes in valuation-related foreign-currency fluctuations		1,724	21,361
Changes in interest accruals and discounts		-10,662	4,976
Changes in long-term provisions		-55,407	-74,498
Result from redemption of pension obligations		0	-41,005
Changes in short-term provisions		36,965	-12,662
Changes in short-term liabilities excl. financial obligations		-38,202	-3,359
Operating cashflow	(30)	**279,841**	**241,398**
Investments in intangible assets and property, plant and equipment		-53,257	-57,289
Disposals of intangible assets and property, plant and equipment		9,055	15,444
Long-term investments		-16,822	-33,778
Disposals of long-term investments		81,023	75,708
Investments in short-term securities		-105,524	0
Changes to non-current other receivables		6,703	8,294
Prepayments received on long-term investments		152,319	0
Changes in companies consolidated		-202	-633
Cashflow from investment activities	(31)	**73,295**	**7,747**

in thousend EUR	Notes in the appendix	2001	2000
Changes in own shares		95	-3,107
Changes in short-term borrowings		199,466	-179,813
Take-up of bonds, loans and long-term credit		15,000	426,267
Take-up in connection with cross border leasing		57,775	382,230
Cash inflow from cross border leasing		12,465	85,358
Investments in connection with cross border leasing		0	-382,230
Redemption of bonds, loans and long-term credit		-409,175	-396,173
Repayments from cross border leasing		-39,013	-68,190
Disposals of long-term investments in connection with cross border leasing		34,324	29,744
Building-cost contributions received		5,360	140,516
Changes in other long-term receivables		-25,824	-5,011
Changes in other long-term liabilities		-28,052	-51,477
Changes in liabilities from pension payoffs/transfers		0	-193,903
Distribution of dividends		-39,288	-40,063
Cashflow from financing activities	(32)	**-216,867**	**-255,853**
Changes to cash and cash items		136,269	-6,706
Cash and cash items as of 1.1.		**90,216**	**96,956**
Changes in companies consolidated		0	-34
Cash and cash items as of 31.12.	(18)	**226,485**	**90,216**
Payments for taxes, interest and dividends:			
Outflows/inflows for income taxes			
(essentially from operating and financing activities)		-13,747	-28,193
Inflows from interest income from investment activities		8,543	16,100
Inflows from interest income from financing activities		17,292	12,373
Outflows for interest from financing activities		-137,920	-158,872

Notes to consolidated financial statements 2001

Together with its subsidiaries, Österreichische Elektrizitätswirtschaft-Aktiengesellschaft (Verbundgesellschaft), with its headquarters at Am Hof 6a, A-1010 Vienna, registered at Vienna Commercial Court (FN 76023z), forms Verbund for which the following financial statements were compiled for 2001 according to IAS.
Verbund supplies electrical energy to provincial energy companies, industrial enterprises and end customers and operates the Austrian extra-high voltage grid. Verbund contributes about 50 % to the generation and procurement of electrical energy in Austria, with approx. 90% of this electricity being produced from hydropower.

I. Financial reporting principles

1. General basis

The consolidated financial statements of Österreichische Elektrizitätswirtschaft-Aktiengesellschaft (Verbundgesellschaft) were compiled in compliance with the International Accounting Standards (IAS) issued by the International Accounting Standards Committee (IASC) (taken over from the International Accounting Standards Board (IASB)) including the interpretations to be applied to this fiscal year of the Standing Interpretations Committee (SIC).
The annual financial statements of the fully consolidated companies included in the consolidated statements are based on uniform accounting and valuation methods. The balance-sheet date for all companies is December 31, 2001.
The structures of the balance sheet, income statement and the cashflow statement have been modified in part from the structures employed in the previous year. On the asset side, the balance sheet was broken down according to maturities. Deferred/accrued items, which have so far been stated separately, are now stated under other receivables and other payables. The income statement combines changes to inventory, own work capitalized and other operating income. Previous-year figures have been adjusted accordingly.
Differences can arise in the addition of rounded totals and percentages using EDP devices.

2. Consolidation principles

2.1. Consolidated companies

In addition to Verbund, as the parent company, 10 (previous year: 9) subsidiaries were included in the consolidated statements by full consolidation. In addition, 6 (previous year: 5) associated companies were included using the equity method. The consolidated companies are listed in the appendix "Verbundgesellschaft group companies".
The fiscal year 2001 saw the following restructuring affecting group companies:
VERBUND-Telekom Service GmbH, in which Verbundgesellschaft holds a 100 % share, was included in the consolidated statements for the first time in 2001.
Verbundgesellschaft and Energie Steiermark Holding AG (ESTAG) intend to merge essential electricity activities of their companies. In particular, the hydropower plants of Steiermärkische Elektrizitäts-Aktiengesellschaft (STEG) and Steierische Wasserkraft- und Elektrizitäts-Aktiengesellschaft (STEWEAG) are to be spun off into VERBUND-Austrian Hydro Power AG (AHP), and the thermal power plants of Steierische Wasserkraft- und Elektrizitäts-Aktiengesellschaft are to be transferred to VERBUND-Austrian Thermal Power AG (ATP). In addition, the grid and distribution activities of Steiermärkische Elektrizitäts-Aktiengesellschaft and Steirische Wasserkraft- und Elektrizitäts-Aktiengesellschaft will be combined under STEG-STEWEAG GmbH. The relevant decisions of the Supervisory Board in this matter were taken in the fiscal year 2001. Antitrust approval was received on December 14, 2001. Since, at the balance-sheet date

the required approval by the General Meetings had not been obtained and the necessary entries in the commercial register had not been realized by the competent courts and Verbundgesellschaft had not acquired control of the power plants, the measures relating to changes in legal form, as adopted, were not included in the annual financial statements as of December 31, 2001.

Verbundgesellschaft and E.ON Energie AG reached a fundamental agreement in 2001, according to which the hydropower activities of both groups will be combined. Verbund will transfer shares in VERBUND-Austrian Hydro Power AG, the subdivision "Einsatzoptimierung Wasserkraft" (utilization optimization regarding hydropower) including electricity-purchase rights regarding Österreichisch-Bayerische Kraftwerke Aktiengesellschaft, Donaukraftwerk Jochenstein Aktiengesellschaft, Ennskraftwerke Aktiengesellschaft and E.ON Wasserkraft GmbH. E.ON Energie AG will contribute its shares and electricity-purchase rights regarding E.ON Wasserkraft GmbH to the newly formed European Hydro Power AG (EHP). Verbundgesellschaft will hold a 63 % share in this joint company, headquartered in Austria; as a result, as regards European Hydro Power AG (EHP) and its majority-owned subsidiaries, Verbundgesellschaft will have to carry out full consolidation.

With respect to the associated companies Ennskraftwerke Aktiengesellschaft, Österreichisch-Bayerische Kraftwerke Aktiengesellschaft, Donaukraftwerk Jochenstein Aktiengesellschaft, Grenzkraftwerke Gesellschaft mbH and KELAG-Kärntner Elektrizitäts-Aktiengesellschaft, Verbundgesellschaft and VERBUND-Austrian Hydro Power AG hold shares of 50 % and 35.12 %, respectively, which translates into considerable influence on business and financial policies. These companies were included into the group financial statements using the equity method.

The subgroup financial statements of Energia Holding S.p.A were included in the consolidated financial statements for the first time in 2001, on the basis of at-equity consolidation. In Energia Holding S.p.A, the wholly owned subsidiary of Verbundgesellschaft, Verbund Italia s.r.l, has a share of 26.6 % and thus has considerable influence on business and financial policies.

Affiliated companies not included in the consolidated statements (see "Verbundgesellschaft group companies") do not have any considerable influence on the fair presentation of the net worth, financial position and results of the group.

2.2 Consolidation methods

Capital consolidation is carried out using the purchase method by setting off the acquisition costs of interests against the group's share in the revaluated shareholders' equity of the consolidated subsidiaries at the time of acquisition. The amount of acquisition costs exceeding the pro-rated shareholders' equity is stated as goodwill.

The goodwill of the shares in Steiermärkische Elektrizitäts-Aktiengesellschaft (STEG), acquired in 1992, in the amount of EUR 120 million is amortized over 15 years, using the straight-line method, as is customary for long-term investments in the electricity industry.

Intercompany sales and all receivables and payables between consolidated companies were netted. Essential intercompany profits/losses were netted.

Associated companies are consolidated using the equity method.

3. Accounting and valuation methods

Intangible assets and property, plant and equipment

Intangible assets acquired against payment are stated in the balance sheet at acquisition cost less scheduled and nor scheduled straight-line depreciation.

As for self-developed intangible assets, the development time is broken down according to research and developmen The costs accrued during the research phase are stated immediately as income. Expenses accrued during the developmei phase are, on principle, capitalized in the amount of their development costs from the time they meet all capitaliz tion requirements under IAS 38. Since these capitalization requirements were not met, or in the case of non-esser tial amounts, all development costs, so far, of the Verbund group have been stated as income in the period in whic they accrued.

Plant, property and equipment are stated at acquisition and production cost less scheduled and non-schedule straight-line depreciation.

Under the production cost of self-constructed plant and equipment, appropriate overhead expenses for material an labor have been included in addition to direct costs. Interest on borrowings was capitalized until 1989.

Scheduled depreciation of intangible assets and of depreciable plant, property and equipment is based on the expecte useful life of the assets. Within the group, the following rates of depreciation and useful life are applied:

	Rate of depreciation in %	Useful life in years
Intangible assets		
Electricity-purchase rights	3.33	30
Rights to telecom facilities	10.0	10
Other rights	5.0	20
Goodwill	6.67 or 20	5 or 15
Buildings		
Residential, office and plant	2.0	50
Other plant facilities	5.0	20
Hydroplant buildings	1.33	75
Technical plant and machinery		
Turbines	3.33	30
Other machinery	4 or 5	20 or 25
Generators, transformers	3.33	30
Other electrical installations	5.0	20
Telecom installations	10.0	10
Transmission lines	2.0	50
Office and plant equipment	10 – 25	4 – 10

Participating interests

Shares in non-consolidated affiliated companies and other participating interests are stated at acquisition cost or, in the case of a permanent decrease in value, at a lower value appropriate to them.
The acquisition costs of the interests included on the basis of the equity method are increased or decreased by the changes to shareholders' equity each year depending on the capital share held by Verbund.

Securities and loans

Long-term securities are stated at market value, except for those acquired in connection with cross border leasing transactions. Changes in value are treated as income.
Interest-bearing loans issued by the group are stated at acquisition cost.

Leased assets

If, in the case of leased assets, all essential risk and opportunities with respect to such assets are passed on to the lessee (financial leasing according to IAS 17), Verbundgesellschaft (as the lessor) will state the cash value of any future leasing installments as yet to be received, rather than the leased asset, after having been set off against any prepayments already received. The difference between the cash value of the future leasing installments and the sum of the non-discounted leasing installments constitutes deferred income from interest and is realized over the term of the agreements proportionate to the outstanding amount receivable.

Impairment

Non-current assets are audited on the balance-sheet date for signs of impairment. If such signs are found, the current value of the asset in use or the higher selling price will be determined for the asset. If this is below the carrying amount used for the item, unscheduled depreciation will be carried out for this item.
Between 1998 and 1999, the Verbund group implemented essential unscheduled depreciation of power plants using this accounting method.

Allowances for the effects of market deregulation (stranded costs)

In July 2001, the European Commission approved of the Austrian procedure for granting allowances for investments and legal transactions that had become unprofitable in the wake of deregulation. The Austrian ministry for the economy and labor (BMWA) passed a decree, based on s. 69 ElWOG (Austrian Electricity Industry and Organization Act), which regulated the procurement and payout of allowances and grants for the power plant Voitsberg and the coal-supply agreement with GKB-Bergbau GmbH. This decree went into effect on October 1, 2001. Under this decree, VERBUND-Austrian Thermal Power AG is entitled to grants of about EUR 92.8 million until 2006. Elektrizitäts-Control GmbH, an Austrian limited-liability company for the regulation of the electricity sector, called upon the grid operators concerned to pay the amounts that had come due on September 30, 2001. Only some of them complied. By Dec. 31, 2001, an amount of EUR 12.3 million had been received.
At this time, there is no detailed information on the duration of the procedure and on the time when all outstanding amounts will have been raised. The annual financial statements for 2001 include the cash value of future, expected inflows in the amount of EUR 30.1 million in addition to the amounts already paid.

Inventories

Primary energy sources, raw materials and supplies are stated in compliance with the lower-of-cost-or-market principl Stocks of supplies and replacement parts valuated on the basis of the moving-average-price method are subject to sampling-type inventory. Inventory risks resulting from the storage period and reduced usability have been accounte for by means of appropriate value discounts. Work in progress is stated at production cost. Production costs compris direct material and labor costs as well as appropriate material and labor overheads.

Receivables and other assets

Current accounts receivable are stated at acquisition cost less value adjustments for expected uncollectible amount Other assets are valuated at acquisition cost less unscheduled depreciation. Non-current accounts receivable are state at present value.

Financial obligations

Upon recognition, liabilities are stated in the amount of the actual inflow less transaction costs. Premiums, discounts c other differences between the amount received and the repayment amount are stated in the financial result, distribute across the financing term.

Obligations to employees

Pensions and similar obligations

Due to plant agreements and contracts, employees must receive pension payments upon taking retirement and upo meeting certain conditions. These defined benefit pension commitments are partially offset by the pension-fun assets of VERBUND Pensionskasse Aktiengesellschaft appropriated for this purpose. To the extent that these define benefit obligations must be met by VERBUND Pensionskasse Aktiengesellschaft, the employer is obliged to make con tributions in case there is not enough coverage by pension fund assets.

The pension provision was computed and stated according to IAS 19 (Employee Benefits) using the projected unit cre dit method; all actuarial profits/losses were immediately realized in full. All expenses and/or income related to this pro vision are stated under payroll and related expenses. The pension obligations were determined by way of actuaria expert's opinions for the effective dates January 1 and December 31, 2001.

The calculations as of December 31, 2001 and 2000, are based on these assumptions:

	2001	2000
Rate/interest	5.75 %	5.75 %
Pension increases	2.00 %	2.00 %
Salary increases	2.50 %	2.00 %
Fluctuation	none	none
Retirement age - women	56.5	56.5
Retirement age - men	61.5	61.5
expected long-term return on fund assets	7.25 % p.a.	7.25 % p.a.

The calculations are based on "AVÖ 1999-P – Actuarial Assumptions for Pension Insurance - Pagler & Pagler", as applied to employees.
The pension fund assets are invested primarily in different investment funds in compliance with the provisions of the Pension Fund Act.
Similar obligations comprise the premiums that need to be paid for the supplementary health insurance following retirement. The provisions were calculated in the same manner as the pension provisions.

Obligations related to severance payments

Due to statutory commitments, employees receive a one-off severance payment in the event of termination or at the time of retirement. The amount of such payment depends on the number of years of employment and the salary drawn at the time of termination/retirement. A provision for this obligation is set up. This provision was calculated according to IAS 19 using the projected unit credit method, applying an accumulation period of 25 years.
These calculations are based on the same assumptions as those applied to the pension provision.

Provisions

Other provisions are set up if the company has a legal or factual obligation to a third party due to a past event and if it is likely that such obligation will result in an outflow of funds. Such provisions are stated at such value as can be determined at the time the annual financial statements are compiled, on the basis of the best estimate. If such amount cannot be reasonably estimated, no provision will be created. If the present value of the provision, determined on the basis of a customary interest rate, differs greatly from the nominal value, the provision will be stated at the present value of the obligation.

Trade accounts payable and other liabilities

Trade accounts payable and other liabilities are stated at the amount to be repaid.

Cross border leasing

VERBUND-Austrian Hydro Power AG has concluded several cross border leasing transactions. In the process, power plants were leased to US investors and, at the same time, leased back on the basis of a financial-leasing agreement. This way, VERBUND-Austrian Hydro Power AG remains the beneficial owner.
The funds received from the leasing out of the plants were invested either in high-grade securities (except for the cash value benefit remaining with VERBUND-Austrian Hydro Power AG) or in financial institutions of a high-grade credit rating in the form of loans to cover future leasing installments.
For the cross border leasing transactions concluded by the end of the year 2000 both the equity portion and the loan portion were fully covered by the acquisition of securities or loans to financial institutions. These loans are collateral promise agreements with financial institutions of a high-grade credit rating. With respect to the portion of leasing liabilities not yet repaid, Verbundgesellschaft has a secondary liability. Apart from the rights of recourse vis-à-vis the main debtors, there are also counterguarantees of financial institutions, provincial companies and regional authorities ("Gewährträgerhaftung"). According to the transitional provisions of IAS 39, these debts were not subsequently included in the balance sheet.

The maturities and nominal amounts of the investments and loans were reconciled in accordance with the conditions of each obligation. In addition, it was necessary to apply valuations and prepare the balance sheet using the respective USD exchange rate on the reporting date because of the first-time application of IAS 39 starting on January 1, 2001. Valuation expenses and valuation income are fully equal in terms of value and value dates.

In 2001, another cross border leasing transaction was carried out for the power plant Abwinden-Asten. This resulted in an inflow of funds for Verbund of EUR 12.5 million. This is stated as a deferred item and will be reversed according to the maturity of the underlying leasing transaction and included in the income statement.

This transaction concluded in 2001 did not result in the acquisition of securities or payments to credit institutions; the inflow was used in full, for the first time, as finance capital. In terms of the balance sheet, this transaction resulted in a net addition to financial obligations in the amount of EUR 57.8 million. In order to avoid foreign-exchange risk, appropriate forward transactions were carried out.

Taxes on income

Income tax expenses stated for the fiscal year comprise the income tax calculated for the individual companies based on their taxable income and the tax rate to be applied (34%), provisions for expected tax audit findings and changes to tax accrual and deferral.

Deferred tax assets and liabilities are determined using the balance sheet liability method under IAS 12 for all temporary differences between the accounting and tax bases of assets and liabilities as regards the IAS consolidated statements. In addition, the tax advantage from existing losses carried forward that is likely to be realized is included in the calculation as well. Exceptions to this rule are differences from goodwill that is not tax-deductible and temporary differences in connection with participating interests.

Financial result

The financial result comprises interest accrued and similar expenses. In addition, foreign-exchange gains and losses in connection with financing, interest accrued for long-term provisions (except for personnel provisions) as well as interest expenses and income resulting from investments are included here. Changes from the valuation of financial obligations for the preliminary financing of the building-cost contributions of the Republic of Austria as well as the corresponding interest paid and received are stated in a manner not affecting operating results, because this item is economically closed.

Result from long-term investment

The result from long-term investments contains, essentially, dividend income as well as exchange-rate gains and losses from investment-fund investments carried out to cover social capital. In addition, it includes income from external loans.

Exchange-rate conversions

Receivables and payables denominated in foreign currencies including deposits at financial institutions are stated at the foreign-exchange benchmark rate of the European Central Bank prevailing on the balance-sheet date. The exchange rates of the main currencies requiring conversion have developed as follows:

Country	Currency unit	ECB benchmark rate in f/x		Annual middle rate in f/x	
		31.12.2001	31.12.2000	2001	2000
Japan	1 EUR = JPY	115.33	106.92	108.7	99.53
Switzerland	1 EUR = CHF	1.4829	1.5232	1.5104	1.5577
USA	1 EUR = USD	0.8813	0.9305	0.8956	0.9240

Derivative financial instruments

In order to defer and control existing foreign-currency and interest-rate risk, certain derivative financial instruments are used, in particular currency forwards and interest-rate swaps. Two derivative instruments were also concluded for trading purposes.

Since January 1, 2001, derivative financial instruments, due to changes created by IAS 39, have been stated at acquisition cost upon conclusion of the contract and stated at market value in the following periods. The treatment of unrealized valuation gains or losses depends on the type of transaction.

The market value of currency forwards is determined by the forward rates prevailing on the balance-sheet date. In the case of OTC transactions not traded through the stock exchange, the prices for similar transactions as well as unwind offers of the respective business partners are used.

The market value of interest-rate swaps is equivalent to the value that Verbund would receive or pay upon the unwinding of the transaction on the balance-sheet date. Current market trends, especially current interest-rate levels and yield curves, are taken into consideration.

Hedging

Unrealized profits or losses from hedging transactions that meet the criteria for hedge accounting under IAS 39 are stated as follows:

Hedging of future variable payments

Unrealized valuation results from derivative instruments that are used to hedge variable payment flows from future transactions or assets/liabilities and that concern the effective portion of the hedging transaction are included directly in the shareholders' equity.

Fair-value hedges

Verbund uses derivative financial instruments to hedge against time-value losses affecting its recognized assets or liabilities. For this purpose, the following groups need to be differentiated:

Long-term receivables and loans to the Republic of Austria as well as corresponding financial obligations result from the preliminary financing of the building-cost contributions on account of the Republic of Austria. On the order of the Republic of Austria, derivative transactions (interest-rate swaps) were concluded for some financial obligations. Fluctuations in the market value of loans and receivables resulting from changes in interest rates are perfectly hedged by way of swaps, that is, fair-value swaps.

In the case of certain cross border leasing transactions, investments result in variable return, which is offset by fixed obligations. To avoid risk, derivative transactions were concluded (interest-rate swaps) for the financial obligations, and they too were qualified as fair-value hedges.

In contrast to the transactions mentioned before, the assets and liabilities regarding the transaction concluded i 2001 do not, for now, match. To avoid the resulting foreign-exchange risk, appropriate currency forwards were conclude These, too, are considered fair-value hedges.

Some derivative instruments, which hedge against economic risk and comply with the risk-management rules c Verbund, however, do not meet the criteria for hedge accounting under IAS 39. The valuation result from the adjustmer of the change in the fair value of these derivative instruments is stated in the income statement.

Realization of sales revenue

Revenue from electricity sales is documented and recorded when the service is rendered. Revenue from long-terr construction is recognized in accordance with the percentage-of-completion method under IAS 11 (Constructio Contracts).

Earnings per share

Earnings per share are calculated by dividing the group result by the weighted average number of shares in circula tion in 2001 (30,803,972; previous year: 30,805,200). There were no rights issues.

Accounting and valuation methods applied for the first time

The provisions of IAS 39 (Financial Instruments: Recognition and Measurement) and IAS 40 (Investment Property were applied in full for the first time.

Because of the first-time application of IAS 39 as of January 1, 2001, all financial derivatives and securities availabl for disposal were stated at market value. The first-time recognition of derivative transactions as of January 1, 2001 resulted, after deferred income taxes in the amount of EUR 8.5 million, in a total reduction of the shareholders' equit of EUR 16.5 million. The changes in value resulting from the first-time application of IAS 39 were recognized in th profit reserves as of January 1, 2001.In compliance with the transitional provisions of IAS 39, the previous-year figure were not adjusted.

Since the Verbund group does not have any substantial real property that is used for financial investment, the applicatio of IAS 40 does not affect the consolidated statements.

II. Notes to the income statement

(1) Segmental reporting and sales revenue

(1a) Segmental reporting according to business segments

Principle of segmental allocation

Under section 8 (3) ElWOG (Electricity Industry and Organization Act), electricity companies must prepare, and publish in the appendix, separate balance sheets and income statements for each of these areas: generation, transmission and distribution - if they operate in at least two of these. Verbund's segmentation was based on the provisions of ElWOG. Since generation derives its sales predominantly from business with other segments, it is considered an internal segment and, under IAS 14.35, does not have to prepare separate reports. Generation, therefore, is stated under electricity business.

Revenue from the distribution business of Steiermärkische Elektrizitäts-Aktiengesellschaft - as well as the telecom activities of VERBUND-Telekom Service GmbH from 2001 - are contained in the segment "Others/Holding", because the segment sales, assets and liabilities account for less than 10% of the corresponding group figures. In addition, this segment comprises, under IAS 14.20, the financing function of Verbundgesellschaft and VERBUND-Finanzierungs-service GmbH.

Internal sales are usually recognized at generally accepted market terms.

Segmental reporting (business segments)

31.12.2001 in million EUR	Electricity[1]	Transmission	Others/ Holding	Elimin- ation	Total Group
External sales	1,348.4	251.3	85.1	0.0	1,684.8
Internal sales	57.3	42.2	58.7	-158.2	0.0
Total sales	1,405.7	293.5	143.8	-158.2	1,684.8
Depreciation and amortization	-123.6	-49.6	-23.6	4.9	-191.9
Expenses/ income (excl. depreciation)	-1,063.6	-172.8	-93.1	153.3	-1,176.2
Operating result (EBIT)	218.5	71.1	27.1	0.0	316.7
Unscheduled depreciation and amortization	-1.1	-0.1	0.0	0.0	-1.2
Result of companies consolidated at equity	5.5	0.0	-1.6	0.0	3.9
Carrying amount of companies consolidated at equity	50.9	0.0	90.4	0.0	141.3
Carrying amount of segment assets	5,320.8	909.1	1,606.3	-834.7	7,001.5
Segment liabilities	-4,511.4	-767.9	-1,473.2	834.7	-5,917.8
Investment in non-current intangible assets and plant, property and equipment	20.1	13.5	18.1	0.0	51.7

1) includes the internal segmant "generation"

31.12.2000 in million EUR	Electricity[1]	Transmission	Others/ Holding	Elimin- ation	Total Group
External sales	978.4	243.0	78.2	0.0	1,299.6
Internal sales	103.8	44.1	56.3	-204.2	0.0
Total sales	1,082.2	287.1	134.5	-204.2	1,299.6
Depreciation and amortization	-121.5	-51.1	-24.8	0.0	-197.4
Expenses/income (excl. depreciation)	-728.7	-172.9	-103.6	204.2	-801.0
Operating result (EBIT)	232.0	63.1	6.1	0.0	301.2
Unscheduled depreciation and amortization	0.0	0.0	-3.9	0.0	-3.9
Result of companies consolidated at equity	3.6	0.0	9.7	0.0	13.3
Carrying amount of companies consolidated at equity	49.9	0.0	99.0	0.0	148.9
Carrying amount of segment assets	5,469.2	952.2	1,650.2	-1,284.6	6,787.0
Segment liabilities	4,852.3	680.6	1,577.3	-1,284.6	5,825.6
Investment in non-current intangible assets and plant, property and equipment	11.5	16.9	28.9	0.0	57.3

1) includes the internal segmant "generation"

(1b) Sales revenue and geographical segmental reporting

	2001 EUR million	2000 EUR million
Domestic electricity sales	545.9	592.8
to energy utilities	389.9	467.0
to end customers (incl. ÖBB (Austrian Railways))	106.4	93.1
to STEG tariff customers	49.6	32.7
Electricity exports	772.1	351.0
to EU member states	619.8	250.8
to other countries	152.3	100.2
Subtotal electricity sales	1,318.0	943.8
Revenue from grid services	309.3	298.1
Subtotal electricity and grid sales	1,627.3	1,241.9
Contracting out of staff	12.4	19.9
Consulting and planning services	29.8	18.5
Sales revenue from long-term contracts	2.3	8.5
Establishment of customer facilities (STEG)	4.0	4.5
Sales revenue from sale of heating oil	3.9	3.2
User and management fees	5.1	3.1
Sales revenue	1,684.8	1,299.6
Domestic sales revenue	912.7	948.6
Sales revenue abroad	772.1	351.0

The geographical segmentation comprises the breakdown of sales revenue according to domestic, EU states and other countries. Since Verbund does not have generation capacities for the export market, the assets and investments allocated to exports are of lesser importance.

(2) Other operating income and changes in inventory

	2001 EUR million	2000 EUR million
Income from plant allowance acc. to ElWOG	42.4	0.0
Pro-rata temporis reversal of building-cost contributions	19.0	16.5
Income from various goods and services	9.8	9.5
Income from the reversal of provisions	6.7	3.5
Changes in inventory and own work capitalized	6.1	12.9
Income from the disposal and write-up of plant, property and equipment and intangible assets	5.7	7.2
Revenue from insurance claims	2.7	0.4
Tenancy and leasing income	2.6	7.6
Income from social amenities	1.2	1.6
Income from material sales	0.5	0.4
Other	8.2	6.5
Total	104.9	66.1

For more information on income from plant allowance under ElWOG, see "Accounting and Valuation Methods".
Income from the reversal of provisions concern primarily provisions for contingent losses from electricity-purchas(agreements.
The decline in tenancy and leasing income is due to the consolidation of intercompany settlement with respect t(VERBUND-Telekom Service GmbH, which was included in the consolidated statements in 2001 for the first time.

(3) Expenses for electricity purchases, fuel and other purchased production services

	2001 EUR million	2000 EUR million
Expenses for electricity purchases	733.7	337.6
Expenses for system use	36.6	29.8
Use of fuels and expenses for other purchased services	82.0	64.9
Total	852.3	432.3

The increase in electricity purchase is primarily due to the expanding electricity trading activities.
VERBUND Management Service GmbH transferred expenses for staff allocations from other purchased services t(other operating expenses. The figures for the previous year were adjusted accordingly.

(4) Payroll and related expenses

	2001 EUR million	2000 EUR million
Wages und Salaries	173.4	181.0
Expenses for statutory social security as well as charges and compulsory contributions based on benefits (thereof municipal tax for previous periods EUR 6.6 million)	46.5	41.4
Other social expenses	3.8	4.9
Subtotal	223.7	227.3
Expenses for severance payments	13.6	31.4
Expenses for pensions	60.8	20.2
Total	**298.1**	**278.9**

The statutory social expenses for previous periods concern additional charges related to municipal taxes in connection with pension payoffs. Without taking these expenses into consideration, it was possible, despite a collective agreement on raising current wages by 2.3 %, to reduce expenses for wages and salaries, including ancillary wage costs and other social expenses, by EUR 10.2 million (4.5 %).

The higher expenses for severance payments of the previous year were caused by a change in the actuarial calculation of the provisions. In this process, the accumulation period to set up the provision was shortened to max. 25 years (the period after which entitlement to full severance payment arises under the Salaried Workers Act), instead of basing it on the time of taking retirement.

The pension expenses of the previous year were reduced by income from pension-payoff programs. In continuation of current early-retirement programs, an amount of EUR 34.5 million was added to the early-retirement provision. The development of stock prices brought about a negative development of the fund assets (EUR 5.5 million), which resulted in an increase in pension expenses. The pension-fund contributions to the defined-contribution Investment and Risk Community (Veranlagungs- und Risikogemeinschaft) amounted to EUR 4.6 million (previous year: EUR 4.5 million).

(5) Other operating expenses

	2001 EUR million	2000 EUR million
External services received	38.8	40.6
Legal, consulting and auditing fees	13.1	10.1
Costs for allocated staff, temporary staff	12.2	8.8
Travel expenses, staff training	10.4	10.0
Advertising expenses	8.1	5.6
Allowances for receivables	7.9	8.0
Material costs for motor-vehicle operation and maintenance	7.5	8.4
Expenses for Elektrizitäts-Control GmbH	5.7	0.0
Communication	2.6	15.5
Losses from disposal of non-current assets (except long-term investments)	0.5	5.1
Provision for renovation of Rosegg head-water duct	0.0	9.4
Contractually agreed-upon electricity rebates	0.0	12.1
Insurance	4.4	2.4
Rent, leasing	2.3	2.6
Operating costs	2.8	3.0
Compensation payments	2.5	2.4
Other items	11.9	11.9
Total	130.7	155.9

The item "external services received" contains expenses for the regular overhaul and maintenance of energy-generatio and transmission facilities. The decline in "communication" is due to the first-time full consolidation of VERBUNI Telekom Service GmbH in 2001, which supplies the group with telecom services.

(6) Financial result

	2001 EUR million	2000 EUR million
Interest and similar income	101.9	54.1
Exchange gains from financial obligations	12.7	6.0
Interest and similar expenses	-228.5	-197.7
Exchange losses from financial obligations	-12.0	-48.0
Fair value fluctuations IAS 39 (valuation result from financial instruments)	-5.3	-
Total	-131.2	-185.6

The improvement in the financial result is primarily due to lower exchange-rate losses and higher exchange-rate gair from the foreign-currency valuation as well as lower interest expenses. The absolute increase in interest expenses and incor is especially due to the investments carried out in connection with cross border leasing transactions, which were offs by corresponding interest expenses except for the transaction carried out in 2001. In addition, there are interest expenses and income resulting from derivative transactions, which are stated for the first time according to IAS 39 and which, in total, also offset each other. The valuation of derivative transactions at fair value resulted in expenses of EUR 5.3 million.

(7) Result from participating interests

	2001 EUR million	2000 EUR million
Investment income from associated companies consolidated at equity	3.9	13.3
Investment income from affiliated non-consolidated companies	0.8	4.6
Expenses from affiliated companies	-0.5	-0.2
Other investment income	5.2	4.5
Other investment expenses	0.0	-9.1
Total	9.4	13.1

The at-equity result of the year contains the result from participating interests from Energia group, which was included for the first time, in the amount of EUR 3.6 million, EUR 1.2 million of which accounts for previous periods. Also, investment income from affiliated non-consolidated companies contains income from profit/loss pooling agreements in the amount of EUR 0.1 million (previous year: EUR 4.2 million) as well as integration losses in the amount of EUR 0.5 million. Other investment income includes income from the participating interest in EVN AG in the amount of EUR 3.6 million.

(8) Taxes on income

	2001 EUR million	2000 EUR million
Current tax expenses (of which EUR 6.6 million for prior periods; previous year: EUR 0.1 million)	31.1	6.7
Changes in deferred income taxes	40.7	33.5
Total	71.8	40.2

Tax expenses not identified with specific periods include expected charges related to current auditing and reversals of provisions due to a recent finding of the administrative court.

Tax expenses for 2001 of EUR 71.8 million exceed the calculated tax expenses of EUR 66.1 million by EUR 5.7 million; such calculated tax expenses would result from the application of a tax rate of 34% on the profit before income tax

(EUR 194.5 million). The causes of this difference between the calculated and the stated tax expenses within th group can be shown as follows:

	2001 EUR million	2000 EUR million
Calculated tax expenses	66.1	43.9
Tax relief due to		
- investment tax credits (IFB)	0.0	-1.3
- tax-exempt investment income	-2.9	-7.3
Increases in tax expenses due to		
- tax-neutral write-down of goodwill	2.8	2.8
- adjustment of loss carryforwards due to future realization	8.1	0.0
- other items	0.5	2.3
Income tax expenses for the period	**74.6**	**40.4**
Tax expenses/gains for prior periods (current and deferred)	-2.8	-0.2
Income tax expenses stated	**71.8**	**40.2**

The differenc between the values used in the tax balance sheet and the IAS balance sheet result in the followin deferred taxes:

	2001 EUR million	2000 EUR million
Provisions for pensions and severance payments	-53.2	-60.7
Expenses incurred due to market deregulation:		
Plant, property and equipment and plant allowances	-218.6	-233.0
Financial instruments	-7.7	0.0
Tax-loss carryforwards	-47.5	-114.3
Deferred tax assets	**-327.0**	**-408.0**
Special tax depreciation	123.0	127.6
Property, plant and equipment	124.9	137.4
Other	0.3	32.5
Deferred tax liabilities	**248.2**	**297.5**
Recognition of deferred tax assets (netted)	**-78.8**	**-110.5**

In total, deferred tax assets (netted) were reduced, income statement effective, by EUR 40.7 million. As a result of th first-time application of IAS 39, deferred tax assets increased by EUR 9 million over December 31, 2000, whicl amount was directly transferred to shareholders' equity.

Given the current tax regulations, it may be assumed that the differences resulting from retained earnings betweei the tax value of the interests and the proportional share of shareholders' equity of the subsidiaries included in th consolidated statements will largely remain tax-exempt. Therefore, no deferred tax liability was recognized for these differences. Under IAS 12, deferred tax assets were capitalized for loss carryforwards when they were reasonably expected to be set off against future taxable profits. Pursuant to Austrian tax law, there are no time limits on the realization of loss carryforwards at this point.

III. Notes to the balance sheet
Non-current assets

(9) Intangible assets and goodwill

in EUR million	Intangible assets	Goodwill (from capital consolidation)
Acquisition cost as of 01.01.2001	195.8	122.4
Changes in companies consolidated	-0.6	0.0
Additions	3.0	0.0
Disposals	1.2	0.0
Repostings	0.2	0.0
Acquisition cost as of 31.12.2001	197.3	122.4
Accumulated amortization as of 01.01.2001	161.9	72.4
Changes in companies consolidated	0.0	0.0
Amortization 2001	6.0	8.4
thereof unscheduled	0.0	0.0
Disposals	0.7	0.0
Repostings	0.0	0.0
Accumulated amortization as of 31.12.2001	167.2	80.7
Net carrying amount as of 31.12.2001	30.1	41.7
Net carrying amount as of 31.12.2000	33.9	50.1

Intangible assets are licenses, industrial property rights, electricity-purchase rights, water rights, software, user right for plants owned by third parties and licenses derived therefrom.

in EUR million	Real property and buildings	Machinery	Electrical installations	power lines	Office and plant equipment	Prepayments made, assets under construction and projects	Total
Acquisition/production cost							
as of 01.01.2001	5,016.4	1,840.9	1,944.1	1,073.8	133.0	99.5	10,107.7
Changes in companies consolidated	0.0	0.0	2.2	0.0	0.1	0.0	2.3
Additions	2.3	1.4	13.9	7.8	6.9	16.3	48.7
Disposals	6.4	0.1	10.2	0.8	10.8	0.0	28.3
Repostings	0.4	0.0	17.1	0.5	0.0	-18.2	-0.2
Acquisition/production cost							
as of 31.12.2001	5,012.7	1,842.3	1,967.1	1,081.3	129.2	97.6	10,130.2
Accumulated depreciation							
as of 01.01.2001	2,205.8	1,503.3	1,446.3	434.3	113.4	74.0	5,777.1
Changes in companies consolidated	0.0	0.0	0.2	0.0	0.0	0.0	0.2
Depreciation 2001	62.6	29.0	54.7	23.6	7.5	0.0	177.5
thereof unscheduled	0.2	0.1	0.3	0.0	0.6	0.0	1.2
Write-ups	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Disposals	4.0	0.1	9.5	0.8	10.6	0.0	24.9
Repostings	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Accumulated depreciation							
as of 31.12.2001	2,264.5	1,532.3	1,491.7	457.1	110.3	74.0	5,929.9
Net carrying amount							
as of 31.12.2001	2,748.2	310.0	475.4	624.2	18.9	23.6	4,200.3
Net carrying amount							
as of 31.12.2000	2,810.6	337.6	497.8	639.6	19.6	25.5	4,330.6

Additions to plant, property and equipment (EUR 48.7 million) are, for example, the expansion and reinforcement of the supply grid of Steiermärkische Elektrizitäts-Aktiengesellschaft (EUR 10.0 million), the renovation of the Carinthia energy control center of VERBUND-Austrian Hydro Power AG (EUR 4.7 million), the renovation of the power descent of the power plant Kaprun of VERBUND-Austrian Hydro Power AG (EUR 4.7 million), the partial reconstruction of the 110 kV line Arthurwerk-Timelkan of VERBUND-Austrian Power Grid GmbH (EUR 4.3 million) as well as the additional retro-fitting of the substations of VERBUND-Austrian Power Grid GmbH for remote-controlling (EUR 4.2 million).
Plant, property and equipment do not include any leased assets where the lessee would be the beneficial owner. Such assets would be found under "other long-term receivables", not under "plant, property and equipment".

(11) Amortization of intangible assets and depreciation of property, plant and equipment

	2001 EUR million	2000 EUR million
Scheduled depreciation and amortization	182.3	185.2
Unscheduled depreciation and amortization	1.2	3.9
Amortization of goodwill	8.4	8.3
Total	191.9	197.4

The amortization of goodwill relates to Steiermärkische Elektrizitäts-Aktiengesellschaft in the amount of EUR 8.1 millio and to VERBUND-Austrian Hydro Power AG in the amount of EUR 0.3 million.

(12) Associated companies at equity, interests in affiliated companies and other participating interests

in EUR million	At equity companies	Interests in affiliated companies	Other participating interests	Total
Acquisition cost as of 01.01.2001	148.9	12.9	291.7	453.5
Changes in companies consolidated	1.3	-1.7	0.0	-0.4
Additions	5.5	6.5	16.7	28.7
Disposals	14.5	0.0	22.8	37.2
Acquisition cost as of 31.12.2001	141.3	17.6	285.7	444.6
Accumulated depriciation as of 01.01.2001	0.0	0.1	16.1	16.2
Changes in companies consolidated	0.0	0.0	0.0	0.0
Write-ups/depreciation	0.0	0.0	0.0	0.0
Disposals	0.0	0.0	0.0	0.0
Accumulated depriciation as of 31.12.2001	0.0	0.1	16.1	16.2
Net carrying amount as of 31.12.2001	141.3	17.6	269.6	428.4
Net carrying amount as of 31.12.2000	148.9	12.8	275.6	437.4

The additions to participating interests include, essentially, the acquisition of shares in EVN AG in the wake of th capital increase as well as the increase of nominal capital of VERBUND Pensionskasse Aktiengesellschaft.
Disposals include primarily the sale of shares in EVN AG.
Changes in the stated value of at-equity consolidated companies are shown under additions/disposals.

(13) Long-term investments - cross-border leasing

Notes to cross border leasing transactions can be found under "3. Accounting and valuation methods".

in EUR million	Securities (loan stock rights) - cross border leasing	Other loans - cross border leasing	Total
Acquisition cost[1] as of 01.01.2001	417.1	604.5	1,021.6
Valuation IAS 39 at 01.01.2001	57.3	6.9	64.2
Additions	0.0	0.0	0.0
Write-ups	26.4	44.3	70.7
Disposals	4.0	30.3	34.3
Valuation IAS 39 at 31.12.2001	31.1	33.6	64.7
Acquisition cost as of 31.12.2001	**527.9**	**659.0**	**1,186.9**

1) acqusition cost equals net carrying amount

Securities are held until bullet maturity and qualified as "held to maturity". They consist of American zero bonds (US Treasury) with an amount at maturity of USD 1,512.5 million as well as medium-term notes with a nominal value of USD 56.9 million.

Of the securities, an amount of EUR 415.5 million is pledged (previous year: EUR 382.9 million).

(14) Other long-term investments and long-term receivables

in EUR million	Loans to affiliated companies	Loans to companies in which participating interests are held	Securities (loan stock rights) excl. cross border leasing	Other loans excl. cross border leasing	Total
Acquisition cost as of 01.01.2001	33.3	45.1	157.4	240.3	476.0
Changes in companies consolidated	-25.1	0.0	0.0	0.0	-25.1
Additions	0.7	0.0	12.7	0.2	13.6
Disposals	1.0	2.9	8.5	33.0	45.3
Acquisition cost as of 31.12.2001	7.9	42.2	161.7	207.5	419.3
Accumulated depreciation as of 01.01.2001	0.5	0.0	23.7	1.9	26.0
Changes in companies consolidated	0.0	0.0	0.0	0.0	0.0
Write-ups/depreciation	0.0	0.0	10.4	-1.1	9.2
Disposals	0.0	0.0	2.4	0.0	2.4
Accumulated depreciation as of 31.12.2001	0.5	0.0	31.6	0.7	32.9
Net carrying amount as of 31.12.2001	7.4	42.2	130.0	206.7	386.3
Net carrying amount as of 31.12.2000	32.8	45.1	133.7	238.4	450.0
Other long-term receivables					
Net carrying amount as of 31.12.2001					138.5
Net carrying amount as of 31.12.2000					94.8
Total					
Net carrying amount as of 31.12.2001					524.8
Net carrying amount as of 31.12.2000					544.8

Loans to companies in which participating interests are held contain an electricity prepayment to Österreichisch-Bayerische Kraftwerke Aktiengesellschaft (EUR 42.2 million), which was reduced, as scheduled and on balance, by EUR 2.9 million in 2001.

Long-term securities (EUR 130.0 million) primarily comprise shares in investment funds. These are used as cover for the provisions for severance payments and pensions under ss. 14 and 116 EStG (Income Tax Law).

Other loans of EUR 206.7 million consist, essentially, of long-term receivables vis-à-vis the Republic of Austria from the preliminary financing of building-cost contributions on account of the Republic of Austria. The building-cost contributions were used to finance facilities of the Danube power plants used by the shipping industry. As for the loans, EUR 44.6 million (previous year: EUR 39.8 million) will come due within a year.

Other receivables are set off against prepayments received and contain EUR 46.3 million (previous year: EUR 53.1 million) as the present value of future leasing installments for plants leased out by Verbund to a large customer (financial leasing under IAS 17). The lease agreements will terminate on March 1, 2004, and September 1, 2010. The total of non-discounted future leasing installments amounts to EUR 51.9 million (previous year: EUR 62.1 million). Lease payments due within a year amount to EUR 10.1 million; payments due between 2002 and 2006 to EUR 40.3 million and EUR 6.0 million thereafter. EUR 2.3 million (previous year: EUR 8.4 million) is included in the sales revenue of 2001. Other long-term receivables include receivables from the Republic of Austria in the amount of EUR 21.7 million (previous year: EUR 42.6 million).

Current assets

(15) Inventories

	2001 EUR million	2000 EUR million
Primary energy sources	11.4	18.3
Materials and supplies	5.1	4.9
Work in progress	5.1	8.7
Finished products and goods	0.0	0.1
Total	21.6	32.0

(16) Receivables and other assets

	2001 EUR million	2000 EUR million
Accounts receivable - trade	137.6	114.4
Receivables from affiliated companies not consolidated	19.1	16.9
Receivables from companies in which participating interests are held	33.5	50.7
Other receivables and assets	46.0	55.3
Total	236.2	237.3

Other receivables include:

	2001 EUR million	2000 EUR million
IAS 39 – fair value of financial instruments	47.3	0.0
Plant allowance under ElWOG	30.1	0.0
Republic of Austria (debt servicing)	26.3	47.9
Receivables from tax clearing	10.9	12.6
Various charges (eco tax, co-generation)	5.2	4.8
Other receivables from payroll	2.1	1.6
Prepayments made	0.4	5.7
Other	15.9	25.2
Total	138.2	97.8

Other deferred charges and prepaid expenses were, for the first time in 2001, included under other receivables; th figures for the previous year were adjusted.

Of the other receivables stated, the following will come due after a year and will be stated under non-current assets

	2001 EUR million	2000 EUR million
IAS 39 – fair value of financial instruments	46.3	0.0
Plant allowance under ElWOG	24.2	0.0
Republic of Austria (debt servicing)	21.7	42.6
Total	92.2	42.6

(17) Short-term securities

As for securities, EUR 88.5 million accounts for Greek government bonds and EUR 16.5 million for Austrian mortgag bonds and bonds.

(18) Cash and cash equivalents

	2001 EUR million	2000 EUR million
Cash in banks	11.6	86.4
Short-term deposits (industry clearing)	214.8	3.7
Cash balance	0.1	0.1
Total	226.5	90.2

The lock-in period of all short-term financial investments was less than 3 months at the time of the investment.

Shareholders' equity

The composition and development of shareholders' equity can be seen in a separate breakdown ("Consolidated statement of changes in equity").

(19) Share capital

The share capital is composed of:
15,101,800 individual share certificates (bearer shares category A) - 49 % of the share capital; 15,718,200 individual share certificates (registered shares category B) - 51 % of the share capital, authenticated by an interim certificate deposited with the Federal Ministry of Finance and made out in the name of the Republic of Austria.

(20) Capital reserves

Appropriated capital reserves: EUR 10.9 million (previous year: EUR 10,9 million) is the portion of the statutory reserve that was not formed from the net profit in previous years.

(21) Profit reserves und accumulated results

Profit reserves result from the retained earnings from within the group. Of these reserves, the amount that can be distributed to the shareholders of the parent company is the item shown as "net profit for the year" in the individual accounts as of December 31, 2001, which are prepared in accordance with Austrian Accounting Standards.
The effects of the first-time application of IAS 39 are described under "long-term investments".

(22) Own shares

At the 53rd ordinary General Meeting of Österreichische Elektrizitätswirtschafts-Aktiengesellschaft on March 16, 2000, a decision was taken to authorize the managing board to acquire own shares up to no more than 10 % of Verbund's share capital for a duration of 18 months; under this provision, the purchase price had to be lower than the average share price of the last 10 days and was not allowed to undershoot such price by more than half.
The buyback program originally started on June 1, 2000, and was extended to September 16, 2001. The aim was to buy back up to 616,400 Verbund shares, that is, 2 % of Verbundgesellschaft's share capital.
In the fiscal year 2001, the company acquired own shares (individual share certificates) for EUR 3.7 million (37,280 certificates) and sold own shares for EUR 3.8 million (34,100 certificates). In this sale, a profit of EUR 0.2 million was realized, which was directly transfered to shareholders' equity. On the balance sheet date, there were 32,780 share certificates (= 0.11 % of the share capital) (previous year: 29,600 certificates; = 0.10 % of the share capital). This item reduces shareholders' equity by EUR 3.3 million (previous year: EUR 3.1 million).
On the balance sheet date, there were 30,787,220 shares (previous year: 30,790,400) in circulation.

(23) Minority interests

Minority interests comprise the third-party shares in the shareholders' equity of the consolidated subsidiaries. Significant minority interests are held in VERBUND-Austrian Hydro Power AG (14.4 %), VERBUND-Austrian Thermal Power AG (14.4 %) and Steiermärkische Elektrizitäts-Aktiengesellschaft (29.6 %).

Long-term and short-term liabilities

Liabilities and provisions with a remaining term of up to one year were classified as short-term; those with a remainin(term of more than one year were classified as long-term. Remaining terms are always calculated from the balanc(sheet date (December 31, 2001).

(24) Long-term and short-term financial obligations

Mortgage-backed loans from creditors amount to EUR 0.5 million (previous year: EUR 0.5 million).

New financial obligations in EUR in 2001 consisted of a subsidized export credit (floating rate) in the amount of EUI 15.0 million.

As for foreign currencies, there was an inflow of funds (fixed interest rate) in the amount of EUR 57.8 million as par of a cross-border leasing transaction. This intake is, for now, not offset by any corresponding investment. In order t(hedge against foreign-currency risk, currency forwards were concluded that exactly corresponded to each maturity.

As for financial obligations from cross border leasing transactions, write-ups in the amount of EUR 73.1 million an(repayments of EUR 39.0 million were carried out.

There were no premature repayments in 2001; repayments were made on schedule. Information on interest with respec to all financial obligations can be found in the appendix of tables.

As of Dec. 31, 2001, discounts and financing costs of EUR 7.1 million (previous year: EUR 9.3 million) were deducte(from financial obligations.

(25) Long-term and short-term provisions

	2001 EUR million	2000 EUR million
Provisions for pensions	239.8	260.2
Provisions for other post employment benefits	39.7	43.0
Provisions for severance payments	95.0	93.7
Other provisions	373.2	384.3
Provisions for taxes	24.6	9.6
Total	772.3	790.8

The provisions for pensions, other post employment benefits and severance payments are all considered long-term For information on the maturities of other provisions and provisions for taxes, see below.

Provisions for pensions

The provisions show the following development:

in million EUR	2001 Pensions obligations covered by fund assets	2001 Pensions obligations without fund assets	2001 Total	2000 Pensions obligations covered by fund assets	2000 Pensions obligations without fund assets	2000 Total
DBO at 01.01.	141.7	264.5	406.1	203.9	374.6	578.5
Final account of conversion 2000/1999	-7.9	-1.6	-9.6	0.0	-14.2	-14.2
DBO at 01.01.	133.7	262.9	396.5	203.9	360.4	564.3
Service cost	0.1	0.2	0.3	2.2	1.2	3.4
Interest cost	7.6	14.5	22.1	11.8	20.0	31.8
less: pension payments	-2.0	-24.0	-26.0	-0.6	-27.9	-28.6
less: realized actuarial gain	-0.5	-10.5	-11.1	-75.6	-89.2	-164.8
DBO at 31.12.	139.0	242.9	381.9	141.7	264.5	406.1
Fund assets:						
Market value at 01.01.	-146.0	0.0	-146.0	-222.5	0.0	-222.5
Final account of conversion 2000	-0.8	0.0	-0.8	0.0	0.0	0.0
Market value at 01.01.	-146.8	0.0	-146.8	-222.5	0.0	-222.5
Contributions	-2.9	0.0	-2.9	-5.8	0.0	-5.8
Investment loss/gain	5.5	0.0	5.5	-1.9	0.0	-1.9
Payouts	2.0	0.0	2.0	0.6	0.0	0.6
Conversion of pension commitments	0.0	0.0	0.0	83.6	0.0	83.6
Market value at 31.12.	-142.1	0.0	-142.1	-146.0	0.0	-146.0
Recorded provision at 31.12.	**-3.1**	**242.9**	**239.8**	**-4.3**	**264.5**	**260.2**

Provisions for severance payments

The provisions show the following development:

	2001 EUR million	2000 EUR million
DBO at 01.01.	93.7	90.7
Service cost	3.4	3.7
Interest cost	5.2	4.2
less: severance payments	-11.2	-18.5
realized actuarial loss	3.9	13.6
DBO at 31.12.	95.0	93.7

Other provisions

The provisions show the following development:

in EUR million	Impending losses	Early retirement	Other staff-related provisions	Other	Total
Carrying amount 01.01.					
thereof > 1 year	80.7	70.1	0.9	18.6	170.3
thereof < 1 year	36.9	24.8	44.7	107.7	214.0
Total	117.6	94.9	45.6	126.3	384.3
Changes in companies consolidated	0.0	0.0	-1.0	3.1	2.1
Total 01.01.	**117.6**	**94.9**	**44.6**	**129.4**	**386.4**
New provisions	0.0	34.5	44.3	77.2	156.0
Additions from interest accrued	8.1	4.7	0.0	0.5	13.3
Appropriation	-43.9	-23.4	-39.5	-69.0	-175.8
Reversal	-2.6	-1.4	0.0	-2.7	-6.7
Carrying amount 31.12.	**79.2**	**109.3**	**49.4**	**135.3**	**373.2**
thereof > 1 year	32.5	81.8	1.1	21.9	137.3
thereof < 1 year	46.7	27.5	48.3	113.4	235.9

The provisions for impending losses from electricity-purchase agreements were formed in 1998 as a result of the expected impact of deregulation on the electricity market.
The value to be attributed for those electricity-purchase agreements (MVM, E.ON Energie AG (formerly: Bayernwerk AG)) concerned was calculated using a discounted cashflow method. Under this method, the valuation is based on an estimate of future inflows and outflows of funds. Discounting was subject to an interest rate of 7 %.
The provision for impending losses formed in 1998 in respect of a coal-supply agreement referred to the purchase of coals from GKB-Bergbau GmbH (see "Other obligations and risks"). The provision was created for fuel cost no longe

covered by future electricity sales. The changes are the result of the appropriate use of and interest accrued on the provisions. The provisions for early retirement provide for bridging payments within the framework of the early-retirement models in the amount of EUR 109.3 million (previous year: EUR 94.9 million). These models allow employees to leave the company prior to the date of retirement under the General Social Security Act (ASVG).

Other staff-related provisions contain accruals for vacation entitlements, provisions for additional vacation pay and efficiency bonuses.

Other long-term and short-term provisions can be broken down as follows:

in EUR million	Compensation payments	Decom-missioning costs	Outstanding receipts for investments	Maintenance expenses	Electricity/ grid supplies	Other	Total
Carrying amount 01.01							
thereof > 1 year	0.0	7.8	0.0	7.8	0.0	3.1	18.7
thereof < 1 year	0.0	0.0	22.9	47.5	17.0	20.1	107.5
Total	0.0	7.8	22.9	55.3	17.0	23.2	126.2
Changes in companies consolidated	0.0	0.0	0.0	1.3	1.8	0.0	3.1
Total 01.01	**0.0**	**7.8**	**22.9**	**56.6**	**18.8**	**23.2**	**129.3**
New provisions	1.3	0.0	9.3	13.0	13.4	40.2	77.2
Additions from interest accrued	0.0	0.5	0.0	0.0	0.0	0.0	0.5
Appropriation	0.0	0.0	-11.4	-23.8	-12.1	-21.7	-69.0
Reversal	0.0	0.0	0.0	-1.7	-1.0	0.0	-2.7
Carrying amount 31.12.	**1.3**	**8.3**	**20.8**	**44.1**	**19.1**	**41.7**	**135.3**
thereof > 1 year	0.7	8.3	0.0	10.0	0.0	2.9	21.9
thereof < 1 year	0.6	0.0	20.8	34.1	19.1	38.8	113.4

The provision for outstanding receipts for investments contains investments not yet invoiced as of Dec. 31, 2001.

Other provisions include a provision for as yet controversial trade payables in the amount of EUR 24.7 million. In addition, this item includes a provision for interest on a prepayment received from the sale of long-term investments in the amount of EUR 3.6 million.

Provisions for taxes (current taxes)

	2001 EUR million	2000 EUR million
Corporate tax	11.2	7.7
Corporate tax for previous periods	11.9	0.6
Net-worth tax	0.6	0.6
Other taxes	0.9	0.7
Total	24.6	9.6

The provisions for taxes are all considered short-term.

(26) Contributions to building costs

Under this item, building-cost contributions made espcially by provincial companies to Verbund, which are non repayable, are carried as liabilities in the amount of EUR 502.9 million (previous year: EUR 516.6 million). These allo\ for electricity-purchase rights and user rights with respect to power plants and other facilities of Verbund for th duration of their useful life. The building-cost contributions are reversed on a pro-rata temporis basis upon deprecia tion of the facilities concerned.

(27) Deferred income and assets – cross border leasing

Deferred assets and income includes cash inflows from cross border leasing transactions in the total amount of EU 283.2 million (previous year: EUR 277.1 million).

(28) Other long-term liabilities and prepayments received

Other long-term liabilities consist of:

	2001 EUR million	2000 EUR million
Prepayments received	159.3	18.4
Fair value of financial instruments	55.6	0.0
Rent and lease prepayments	0.3	20.9
Accounts payable - trade	2.8	5.5
Total	218.0	44.8

The increase in prepayments received was caused by the sale of interests subject to a condition subsequent.
The accrual contained in last year's figures for the long-term portion of the rent and lease prepayment consideratio of VERBUND-Telekom Service GmbH for telecom-related plant, property and equipment in the amount of EUR 20.! million was set off in the wake of the first-time consolidation of this company.

(29) Other short-term liabilities

	2001 EUR million	2000 EUR million
Liabilities to revenue authorities	24.7	53.1
Prepayments received on account of orders	14.2	17.2
Payables to		
- affiliated companies	7.1	10.8
- companies in which participating interests are held	2.1	0.7
Social security (and other social-security institutions)	4.0	9.2
Deferred income and assets	5.4	14.4
Other	19.0	18.9
Total	76.5	124.3

The drop in other short-term liabilities is mainly the result of the first-time consolidation of VERBUND-Telekom Service GmbH in 2001.

Other deferred assets and income were, for the first time in 2001, stated under other short-term liabilities; the figures for the previous year were adjusted.

Changes in other liabilities to revenue authorities resulted primarily from a decline in turnover tax liabilitity. The decline is mainly based on the settlement of the turnover tax for an electricity-purchase transaction carried out in the fiscal year 2000.

The accrual contained in this item in the previous year for the short-term portion of the rent and lease prepayment consideration of VERBUND-Telekom Service GmbH for telecom-related plant, property and equipment in the amount of EUR 4.3 million was set off in the wake of the first-time consolidation of this company.

IV. Other disclosures
Notes to the consolidated cashflow statement

The cashflows of the reporting period are listed in a separate breakdown. The composition of the cash balance an cash in banks (liquid funds) is explained in appendix note (18).

(30) Operating cashflow

The cashflow from operating activities is calculated using the indirect method; it amounts to EUR 279.8 million (previou year: EUR 241.4 million).
The write-ups of long-term investments and the write-downs of long-term investments as well as short-term securitie are due to value changes on the capital market at market value.
Changes in inventories mainly affect the primary energy sources.
The change in short-term liabilities was particularly due to the reduction in turnover tax liability and the reversal o accruals. This is offset by an increase in trade payables.
The changes in valuation-related foreign-currency fluctuations result, on balance, from exchange-rate losses fror the development of CHF and exchange-rate gains regarding JPY.
The change in long-term provisions is particularly due to the appropiate use of provisions for impending losses an an increase in provisions for early retirement as well as due to reduced pension provisions as a result of a partial con version of defined-benefit pension obligations into defined-contribution pension obligations. The change in short term provisions is particularly due to an increase in provisions for taxes from auditing, the appropriation of provision for maintenance expenses as well as an increase in provisions for impending losses.
The cashflow per share amounts to EUR 9.1 (previous year: EUR 7.8). The ratio of the cashflow from operating activitie and group sales amounts to 16.6 %.

(31) Cashflow from investment activities

The cash outflow from investment activities for plant, property and equipment and intangible assets amounted t EUR 53.3 million. This outflow concerns primarily the reinforcement of the cable and line grid of Steiermärkisch Elektrizitäts-Aktiengesellschaft, the retrofitting of substations, the reconstruction of a 110 kV line as well as investment in connection with the power descent of Kaprun and the energy control center in Carinthia. Long-term investment consist mainly of the acquisition of interests and long-term securities. The disposals of long-term investments resul primarily from the sale of long-term securities as well as the disposal of loans. In total, there was, on balance, a cas inflow of EUR 73.3 million as far as investment activities were concerned.
The acquisition of short-term securities resulted in a cash outflow of EUR 105.5 million.
The prepayments received from the sale of interests resulted in a cash inflow of EUR 152.3 million.

(32) Cashflow from financing activities

In financing activities, there was a total cash outflow of EUR 216.9 million. Raising cash advances on the short-terr money market resulted in a cash inflow with respect to short-term items.

A subsidized export credit resulted in a cash inflow of EUR 15 million. In addition, there were borrowings in the amount of EUR 57.8 million in connection with cross border leasing transactions. The recorded cash inflow of EUR 12.5 million from cross border leasing transactions corresponds to the cash value benefit.
The recorded repayments were scheduled repayments. Repayments from cross border leasing transactions in the amount of EUR 39.0 million were offset by a disposal of long-term investments in the amount of EUR 34.3 million.
The changes in other long-term liabilities result, in particular, from lower prepayments received as well as the reversal of long-term accruals due to rent and lease prepayments.
In 2001, dividends were paid out in the amount of EUR 39.3 million.

Financial instruments

The existing group's financial instruments consist of, primarily, long-term investments such as securities, loans and participating interests, trade receivables, cash in banks, public and non-public financial liabilities and trade payables. The derivative financial instruments regarding financial activities can be broken down as follows and are recorded in the following balance-sheet items:

	31.12.2001		31.12.2000
	Notional amount	Market value TEUR	Market value TEUR
Other receivables:			
Interest-rate swap cross border leasing (fixed-rate receiver)	USD 211.5 million	35,070	31,517
Currency forward transaction cross border leasing	USD 47.5 million	921	-
Interest-rate swap (fixed-rate receiver)	JPY 9,000.0 million	10,259	12,959
Other liabilities:			
Cross Currency Swap	DEM 250.0 million	17,457	12,863
Cross-currency interest-rate swap	CHF 250.0 million	33,786	33,051
Interest-rate swap (fixed-rate payer)	DEM 199.8 million	3,379	2,056

The derivative transactions listed are used, with the exception of the cross-currency swap and the cross-currency interest-rate swap, exclusively for hedging against existing foreign-currency and interest-rate risk. The value fluctuations of these hedging transactions are offset by the value fluctuations of hedged transactions; the transactions comply with the requirements of "hedge accounting" under IAS 39.
The value changes of the cross-currency swap as well as the cross-currency interest-rate swap are settled as income and are reflected in the annual result.
The notional amount comprises the reference basis of those derivative instruments that are open at the balance sheet date. The actual cashflows are merely a fraction of these values.

Recording of risk within Verbund

In its operating activities, Verbund is exposed to market risks (credit, interest rate and foreign currencies). The derivati\ transactions mentioned above were carried out in part to limit and reduce risk.
Apart from these financial risks, for which Verbund has already set up a very detailed system for recording and assessin risks, the company is also exposed to business and event risks. For the purposes of a more comprehensive assessmer of these risks, a project was started to record and document the overall risk to the group. The result is to be a unifor instrument of reporting and controlling to be employed in risk management throughout the company.

Credit risk

The amounts stated on the asset side also represent the maximum credit risk and risk of default. Thanks to nettin agreements concluded and credit securities (e.g., bank guarantees, letters of comfort), this risk is being reduced.
Since, in the wake of deregulation, an increased counterparty credit risk is to be expected, the credit-rating and ris system was expanded to include corresponding limit requirements.

Interest-rate risk

Verbund considers fluctuations in interest rates a substantial market risk. Under the rules of risk management, onl a maximum of 25 % of the financial obligations may be subject to a floating rate.
For a detailed description of the financial obligations including fair values, refer to the appendix of tables. The averag remaining maturity of the overall portfolio excluding money-market positions amounts to 5.1 years. Providing corres ponding statements for the cross border leasing portion are of little use, because of asset positions of equal value o the hedging transactions concluded.
As part of the first-time application of IAS 39, an interest-rate swap was classified as "cashflow hedge" and stated a market value. The market value at 1.1.2001 was recorded as a reduction of shareholders' equity. On the balance shee date, the market value of the interest-rate swap was EUR 3.4 million (previous year: EUR 2.1 million).
Additional interest-rate swaps were concluded in connection with the preliminary financing of building-cost contri butions for the account of the Republic of Austria as well as in connection with the cross-border leasing transaction: These interest-rate swaps are classified as "fair value hedges". The market value of these derivative transactions form: together with related securities, loans and receivables, a micro-valuation unit in each case, which corresponds exactl to the recorded fair value of the financial obligation. All entries were thus not effecting the income statement an increased both the total of assets and liabilities.

Exchange risk

There is no exchange risk on the asset side, because supplies are almost exclusively invoiced in euro. The same is tru of the other primary financial instruments.
Since the assets (long-term investments, loans) and liabilities in connection with cross-border leasing transactions ar exclusively quoted in USD or since corresponding hedging transactions have been concluded, there is no exchange risk The situation on the liabilities side is different. Financing in foreign currency is of considerable importance fo Verbund due to the positive interest differential compared to financing in euro. In this context, the option to hedg against exchange risk is not exercised, or only rarely. In the past few years, this strategy, while taking into consideratior

unfavorable rate developments, resulted in considerable interest advantages and significantly improved actual costs compared to conventional ATS/EUR financing.

The rules of risk management stipulate that the foreign-currency share of financial obligations (excl. cross border leasing transactions) should not exceed 30 % for the CHF portion and should not exceed 8 % for JPY; in addition, the EUR portion should be at least 62 %.

As of Dec. 31, 2001, the exchange risk related to all financial obligations, excluding the financial obligations regarding the Republic of Austria in connection with the preliminary financing of building-cost contributions and excluding interest accruals, can be represented as follows:

	Liability in f/x million	Liability in EUR million
CHF	883.1	595.5
JPY	15,000.0	130.1
		725.6

The exchange risk resulting from the cross border leasing transaction concluded in 2001 was hedged by way of currency forwards.

Sensitivity analysis

In fixing the terms and conditions for financial obligations, special attention is given to the minimum requirement of a 75 % portion of fixed-rate liabilities as mentioned above. By using hedging instruments, an attempt is made to reduce the effects on earnings of short-term fluctuations in the market price. Sustained negative changes in the market price, however, may have long-term negative effects on earnings.

An increase in the interest rate by one percentage point would result in a reduction of the result by EUR 2.6 million p.a. for the existing credit portfolio on the balance sheet date. The calculation has taken the existing interest-rate swaps into account.

If CHF and JPY were to change by 1% each vis-à-vis EUR, the result would decrease by EUR 9.4 million p.a. The calculation has taken the existing currency forwards into account.

Fair values

The fair values of financial obligations can be seen in the corresponding table in the appendix. The fair value of derivative financial instruments can be seen in the table contained under "Financial instruments". The fair value of other primary financial instruments is essentially equivalent to the carrying amount, given the daily or short-term maturities.

Other obligations and risks

With respect to joint and several guarantees for bonds and credit of non-consolidated affiliated companies and companie in which participating interests are held as well as with respect to guarantees, there are liabilities (as of Dec. 31, 2001 in the amount of EUR 49.4 million (previous year: EUR 50.3 million).
On the balance-sheet date, there were obligations from rent and lease agreements in the amount of EUR 45.7 millior (previous year: EUR 31.2 million), of which EUR 9.5 million (previous year: EUR 7.6 million) will come due within a year and EUR 45.7 million (previous year: EUR 31.2 million) within the next 5 years. The total amount of obligation is subject to indefinite contractual periods; therefore, an exact amount cannot be calculated. As of Dec. 31, 2001 there was a purchase commitment of EUR 2.3 million (previous year: EUR 6.7 million) for the reconstruction of plant property and equipment and intangible assets, of which EUR 2.1 million will come due within a year.
The defined-benefit and defined-contribution premiums to VERBUND Pensionskasse AG will amount to EUR 5.3 millior in 2002 and EUR 26.6 million between 2003 and 2006. Defined-benefit pension obligations transferred to the pension fund are subject to an obligation of the employer to make further contributions.
The Hungarian electricity company Magyar Villamos Müvek Tröszt Rt. (MVM), Budapest, had an obligation, under ar agreement dated May 28, 1986, to supply to Verbundgesellschaft electrical energy of 1,200 GWh per year for a duratior of twenty years beginning on January 1, 1996. Verbundgesellschaft was obligated to buy these supplies at a fixec price. In 1996, Verbund commenced arbitration proceedings to modify this agreement. The decision of the tribuna became final in April 1999, which provides for the termination of the electricity supply agreement after all outstanding loans have been covered. Verbundgesellschaft made payments in 2001, thus redeeming the total cover requirement as of Dec. 18, 2001. As a result, Verbundgesellschaft assumes that the electricity-purchase agreement terminated as of Dec. 31, 2001. In a letter dated September 12, 2001, MVM was informed that Verbundgesellschaft would no accept any energy supplies from MVM in connection with the electricity-purchase agreement of May 28, 1986, effective January 1, 2002.
Under an electricity-purchase agreement concluded in 1993, each year a volume of 1,600 GWh is imported fror Polish suppliers. This agreement will terminate on Aug. 31, 2010. A mediation process was started to modify anc adjust the terms and conditions.
An electricity supply agreement between Verbundgesellschaft and E.ON Energie AG, Munich, concluded on May 23 1990, provided for mutual electricity supplies between October 1, 1995, and March 31, 2002, with 437 GWh to be supplied each year between October 10 and March 31. For economic reasons, this agreement was postponed for five years. In the fiscal year 2000, the agreement was modified in such manner as to allow for the purchase commitmen to be reduced gradually by setting it off against the volume of energy supplies. Provisions for impending losses resulting from this agreement amount to EUR 12.7 million.
In addition, there is a coal-supply agreement with GKB-Bergbau GmbH for the purchase of 1 million tons of browr coal per year. The contractual price for this purchase commitment is above market price. As of Dec. 31, 2001, there were provisions for impending losses from this agreement in the amount of EUR 27.3 million.
Another agreement with Weglokoks, Katowice, provides for the annual purchase of up to 400,000 tons of hard coa until 2003. The supplies are made on customary terms and conditions. In addition, there are other purchase agreement customary for usual business activities, which comprise, in particular, supplies of primary energy sources and electricity.

In accordance with an agreement concluded in 1995, Verbundgesellschaft is entitled and obligated, once it has met all legal requirements and obtained the necessary permits, to acquire a block of shares in a Hungarian electricity-distribution company. The purchase price of such block of shares will, depending on the actual time of transfer of ownership (probably in 2002), amount to approx. EUR 51,8 million.
With respect to the construction of power plants and lines - typical of the energy sector - continuous compensation payments are made to property owners for any economic disadvantages. The present value of these commitments, however, is, on the whole, not essential to Verbund.
At the balance-sheet date, 643 employees (previous year: 747) were given a "letter of loyalty", which grants them a higher degree of dismissal protection. To qualify, an employee must have worked for Verbund for twenty years and be at least 45 years old.

Number of employees

	Average 2001	Average 2000	Change absolute
Salaried employees	2,931	3,194	-263
Waged workers	0	15	-15
Apprentices	122	178	-56
Total	3,053	3,387	-334

Part-time workers have been considered on a pro-rated basis in terms of working hours.

Relations to affiliated companies and persons

Relations to Verbund companies

Provision of personnel

Business transactions between Verbund companies are essentially conducted in accordance with market conditions. 147 (prev. year: 166) employees were allocated to Verbundplan GmbH, the engineering and consulting firm of Verbund, for the purposes of different engineering and consulting tasks. These temporary transfers are made at standardized rates, depending on the qualifications of the employees and comparative market rates.
In addition, a total of 46 (previous year: 17) transfers was made to other companies of Verbund during the year

Pricing of services

VERBUND Management Service GmbH renders services in the areas of information technology, procurement, accounting and payment transfers, payroll accounting, legal services and property management as well as administrative services to the companies of the Verbund group.

Relations with provincial electricity utilities

On the basis of the 2nd Nationalization Act, Verbundgesellschaft and provincial companies concluded long-terr coordination agreements for the first time in 1967; these provided, in particular, for the expansion of power plant: financing, purchase agreements for certain amounts of energy, purchase quotas, minimum capacities, prices, suppor in case of disruptions, territorial rights and the duration of contracts. Parallel to this, in order to further strengthe coordination, cooperation agreements were concluded successively with each provincial company; the purpose o these agreements was to optimize energy generation.

Under ElWOG (Austrian Electricity Industry and Organization Act), as amended by the Energy Liberalization Act, th coordination agreements were terminated as of September 30, 2001. Most provincial companies, since then, have stil obtained a considerable portion of their electricity requirements from Verbundgesellschaft; in the process, severa short-term and long-term supply agreements were concluded.

Details on Board Members

Details on the Board Members of the Verbund group (Managing Board and Supervisory Board) can be found in th section preceding the management report.

The remuneration of the four members of the Managing Board amounted to EUR 1,965,055.6 in the fiscal year 200 (previous year: EUR 1,843,272.0). No loans or cash advances were granted to the group board members. Retiremen benefits of EUR 943,727.7 (previous year: EUR 1,012,511.2) were paid to 7 (previous year: 9) former members of th Managing Board or their survivors. The remuneration of the members of the Supervisory Board in the reporting yea amounted to EUR 168,344.6 (previous year: EUR 81,712.0).

Baurat h.c. Dipl.-Ing. Dr. Herbert Schröfelbauer, managing director, resigned from the Managing Board of Österreichisch Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft) effective Dec. 31, 2001. The number of members o the Managing Board of Verbundgesellschaft was thus reduced to three.

V. Additional notes to the consolidated financial statements regarding Austrian Accounting Principles

The consolidated financial statements as of Dec. 31, 2001, were prepared in accordance with IAS. These statements are exempting consolidated financial statements under s. 245a of the Austrian Commercial Code (HGB) and comply with the directives of the European Union regarding group accounting (Directive 83/349/EEC). The accounting, valuation and consolidation methods deviating from Austrian law are explained below.

Main differences between Austrian financial reporting and International Accounting

Standards Fundamental differences

Austrian financial reporting and International Accounting Standards are based on fundamentally different principles. While the Austrian Commercial Code (HGB) focuses on the principle of prudence and the protection of creditors, IAS primarily focuses on supplying shareholders with relevant information. For this reason, the comparability of financial statements - both those from different years and different companies - is given greater priority under IAS than under the Austrian Commercial Code.

Deferred taxes

Under IAS, deferred tax assets and liabilities resulting from the temporary differences between tax bases and valuations in the IAS balance sheet must be recognized at the prevailing tax rate. Deferred tax assets from tax loss carryforwards must be capitalized depending on their probability of being realized. Under Austrian rules, there is an option to recognize deferred tax assets; the recognition of deferred tax assets from tax loss carryforwards is not regulated explicitly under the Austrian Commercial Code, but, according to prevailing opinion, this practice tends to be rejected.

Other provisions

Under IAS, provisions must be created for obligations to third parties when it is likely (i.e., more likely than not) that the obligations will have to be settled and when the provision can be calculated reliably. This requires specific evidence and a probability of more than 50 %. In contrast, the creation of provisions under the Austrian Commercial Code is based on the principle of prudence

Provisions for pensions and severance payments

Under IAS, the provisions for pensions and severance payments are calculated on the basis of an accumulation factor of currently 2.5 % (salary and pension increases) and a discount rate of currently 5.75 % corresponding to customary market conditions. Provisions are calculated under IAS using the projected unit credit method. Under the Austrian Commercial Code, provisions for pensions and severance payments are predominantly calculated on the basis of the going-concern method as well as a long-term real interest rate. Future salary and pension increases are generally not taken into account. The provisions for severance payments are also recognized in accordance with IAS principles in the individual accounts prepared under HGB rules

Foreign-currency valuation
Under IAS, foreign-currency liabilities are valuated using the rate prevailing on the reporting date, excluding historica cost. As a result, unlike Austrian accounting rules, IAS requires that both unrealized losses and unrealized profits be recognized.

Operating leasing/financial leasing
The IAS rules used to distinguish between operating leasing (investment risk borne by the lessor) and financial leasing (investment risk borne by the lessee) are much more based on economic facts (unlike the Austrian Commercial Code) i.e., on the manner in which the risks and opportunities are distributed with respect to ownership of the leased asset

Recognition and valuation of financial instruments
Upon recognition, liabilities are stated in the amount of the actual inflow under IAS rules. Premiums, discounts or other differences between the amount received and the repayment amount are stated directly under the liability in question using a simplified straight-line method and distributed across the financing term. In contrast to this, under HGB discounts can be carried as assets and premiums as liabilities; they are then reversed in a pro-rated fashion over their terms to maturity.
Long-term securities are recognized at market value under IAS rules. Positive and negative changes in value are recognized as income. Under HGB, they are valuated at acquisition cost or at the lower appropriate value in case of a temporary decrease in value.
Under IAS, derivative instruments are, upon conclusion of the contract, recognized at acquisition cost and stated at market value in the following periods. Unrealized valuation gains or losses from derivative financial instruments that are concluded for hedging purposes are recognized, depending on the type of the hedged underlying transaction, either directly under shareholders' equity or as income/expense. Valuation differences from other derivative transactions are always recognized as income/expense. Under HGB, derivative financial instruments are stated at the rate prevailing on the reporting date. Contingent losses are only recognized in the income statement (without any exceptions) Unrealized profits are not recognized.
The fair value is calculated as being equivalent to the present value of future payment transactions to be allocated to each financial item. This is done using the customary interest rates prevailing on the balance sheet date for the currency in question and matching the maturities of the payment transaction.

Vienna, on January 29, 2002
The Managing Board

Dipl.-Ing. Hans Haider m.p.	Dr. Michael Pistauer m.p	Dr. Johann Sereinig m.p.
(Chairman of the Managing Board)	(Member of the Managing Board)	(Member of the Managing Board)

Financial obligations 2001

in EUR million	Maturity until	Total amount issued	Liabil 31.12.2
1. Bonds			
Euro-currencies	2017	1,382.3	1,27
foreign currencies (CHF, JPY)	2015	695.9	75
Total bonds		**2,078.2**	**2,03**
of which at a fixed interest rate	2017	2,042.4	1,99
variable interest rate	2004	35.7	3
2. Loans from credit institutions			
Euro-currencies	2020	691.0	47
foreign currencies (CHF, JPY)		0.0	
Total loans from credit institutions		**691.0**	**47**
of which at a fixed interest rate	2016	361.4	13
variable interest rate	2020	329.7	33
3. Financial obligations to others			
Euro-currencies	2032	209.5	17
foreign currencies (CHF,JPY)	2009	70.2	8
3a. Total financial obligations to others excluding cross border leasing		**279.7**	**25**
of which at a fixed interest rate	2032	61.7	2
variable interest rate	2009	218.0	23
3b. Cross border leasing			**1,27**
Total financial obligations to others			**1,53**
Total financial obligations excluding cross border leasing		**3,048.9**	**2,76**
Total financial obligations including cross border leasing			**4,04**

*) These figures correspond to asset items in the same amount.

to 1 year	Remaining maturity 1 to 5 years	more than 5 years	Weighted nominal interest rate	Effective interest rate	Fair value 31.12.2001
122.2	678.7	478.8	5.21 %	5.41 %	1,296.8
9.0	521.6	227.4	4.11 %	4.71 %	807.6
131.2	**1,200.3**	**706.2**	**4.79 %**	**5.14 %**	**2,104.4**
131.2	1,161.3	706.2	4.87 %	5.21 %	2,065.4
0.0	39.0	0.0	0.37 %	1.49 %	39.0
151.1	141.1	179.4	4.82 %	4.97 %	477.1
0.0	0.0	0.0	0.00 %	0.00 %	0.0
151.1	**141.1**	**179.4**	**4.82 %**	**4.97 %**	**477.1**
30.3	92.5	17.0	5.53 %	5.84 %	145.2
120.8	48.6	162.3	4.51 %	4.60 %	331.9
150.4	5.9	20.5	3.21 %	3.23 %	177.9
0.7	39.0	43.4	1.01 %	3.38 %	84.8
151.1	**44.9**	**63.9**	**2.50 %**	**3.28 %**	**262.7**
2.5	5.9	20.5	1.85 %	1.94 %	29.4
148.6	39.0	43.4	2.59 %	3.45 %	233.2
14.0	**2.7**	**1,259.2**	*)	*)	*)
165.1	**47.6**	**1,323.1**	*)	*)	*)
433.4	**1,386.3**	**949.5**	**4.58 %**	**4.94 %**	**2,844.1**
447.4	**1,389.0**	**2,208.7**	*)	*)	*)

Group companies of Verbundgesellschaft 2001

Company	Domicile	Type of consolidation*)	Interest		
			total %[1]	indirect	
				%	he
Electricity					
Österreichische Elektrizitätswirtschafts-Aktiengesellschaft(Verbundgesellschaft)	Vienna	FC			
VERBUND-Austrian Power Grid AG (APG)	Vienna	FC	100	100	Verb
VERBUND Stromvertriebsgesellschaft mbH (APC)	Vienna	FC	100	100	Verb
APT Power Trading GmbH	Vienna	FC	100	100	Verb
VERBUND-Austrian Hydro Power AG (AHP)	Vienna	FC	85.64	85.64	Verb
VERBUND-Austrian Thermal Power AG	Vienna	FC	85.64	85.64	Verb
Steiermärkische Elektrizitäts-Aktiengesellschaft	Graz	FC	70.57	69.05	Verb
				1.52	/
Österreichisch-Bayerische Kraftwerke Aktiengesellschaft	Simbach	EQ	50	50	Verb
Donaukraftwerk Jochenstein Aktiengesellschaft	Passau	EQ	50	50	Verb
Ennskraftwerke Aktiengesellschaft	Steyr	EQ	50	50	Verb
Grenzkraftwerke Gesellschaft mbH	Simbach	EQ	50	50	/
KELAG-Kärntner Elektrizitäts-Aktiengesellschaft	Klagenfurt	EQ	35.12	35.12	Verb
ENERGIA Holding S.p.A.	Milan	EQ	26.6	26.6	Verbu
VERBUND Italia s.r.l.	Mailand	NC	100	100	Verb
APT Austrian Power Trading Polska SP. z o.o.	Warsaw	NC	100	100	Verb
VERBUND-110 kV Grid GmbH	Vienna	NC	100	100	Verb
APT-Austrian Power Trading Deutschland GmbH	Munich	NC	100	100	Verb
APT Power Trading SL d.o.o	Ljubljana	NC	100	100	Verb
Verbundplan Birecik Baraji Isletme Ltd.Sti.	Birecik	NC	75	70	/
				5	Verbı
Energie Austria GmbH	Vienna	NC	52.8	38.51	Verb
				14.29	/
Gemeinschaftskraftwerk Tullnerfeld Gesellschaft m.b.H.	Zwentendorf	NC	52.5	52.5	Verb
Osttiroler Kraftwerke Gesellschaft m.b.H.	Innsbruck	NC	51	51	Verb
RWA Wasserkraft GmbH	Vienna	NC	50	50	/
Studiengesellschaft Westtirol Gesellschaft mbH	Innsbruck	NC	50	50	Verb

1) Interest calculated by adding up individual interests
2) External sales are sales with non-consolidated affiliated companies, companies in which partizipating interests are held and non-group companies.
3) IAS figures
4) The company was founded in 2001
5) Consolidated financial statements according to HGB (Austrian Commercial Code)
6) Subgroup financial statements according to IAS (includes Verbundplan Prüf- und Meßtechnik GmbH)

inal/ capital usand f/x it	Currency	Fiscal year	Sales revenue: External sales in thousand EUR[2]	Sales revenue: Total sales in thousand EUR	Shareholders' equity in thousand EUR	Net profit/ loss in thousand EUR	Annual commercial average no. of employees
78	EUR	2001[3]	1,269,220	1,335,501	840,403	277,296	149
00	EUR	2001[3]	251,322	293,505	133,053	46,359	609
00	EUR	2001[3]	105	6,215	685	-39	25
36	EUR	2001[3]	1	17,194	-1,214	-1,316	55
64	EUR	2001[3]	22,038	425,762	422,223	12,040	1,507
70	EUR	2001[3][4]	2,541	121,106	118,125	25,295	327
00	EUR	2001[3]	127,230	128,177	170,976	14,649	381
03	EUR	2000	19,711	37,984	51,361	3,272	-
256	EUR	2000	6,547	11,562	11,852	309	-
400	EUR	2000	14,670	39,373	11,915	199	208
50	EUR	2000	8,603	17,206	127	77	226
160	EUR	2000[5]	338,981	350,195	162,530	81,696	1,453
100	EUR	4)	-	-	-	-	-
00	EUR	2000	0	0	10	-1	-
290	PLN	2000	TPLN 645	TPLN 646	TPLN 297	7	4
44	EUR	2000	0	0	7	-2	-
26	EUR	2000	886	1,378	120	75	7
500	SIT	4)	-	-	-	-	-
500	TRL	2000	TTRL 2,638,656	TTRL 2,638,656	TTRL 978,900	TTRL -1,009,441	60
70	EUR	2000	0	0	67	-3	-
802	EUR	2000	0	0	-482,713	-899	-
218	EUR	2000	97	97	54	-2	-
500	EUR	4)	-	-	-	-	-
363	EUR	2000	0	0	397	0	-

All values, other than IAS data, are indicated pursuant to national commercial law.
*) FC = full consolidation, EQ = valuation at equity, NC = non-consolidated
CZK = Czech crown, EUR = Euro, SIT = Slovenian tolar, TRL = Turkish lira, PLN = Polish zloty

Group companies of Verbundgesellschaft 2001

Company	Domicile	Type of consolidation*)	Interest		
			total %[1]	indirect	
				%	h
Gemeinschaftskraftwerk Stein Gesellschaft mbH	Sankt Pantaleon -Erla	NC	50	50	
EZH-Energiezentrale Heiligenkreuz Ges.m.b.H.	Eisenstadt	NC	50	50	
Sava d.o.o.	Ljubljana	NC	35	35	Verb
APCS Power Clearing and Settlement AG	Vienna	NC	25.73	24.97	
				0.76	S
Engineering					
GABO-Donaukraft-Ablauforganisations- und Informationsverarbeitungsgesellschaft mbH	Vienna	NC	100	100	
Aquatis AS	Brno	NC	95.19	52.08	
				43.11	Verb
Verbundplan GmbH	Vienna	NC	85.5	85.5	
Environment					
VERBUND-Umwelttechnik GmbH	Klagenfurt	NC	100	100	
Donaukraft-Wärme-Aschach-Gesellschaft m.b.H.	Aschach	NC	75	75	
NOVUM Wassertechnik GmbH	Vienna	NC	50	50	
Kärntner Restmüllverwertung GmbH	Klagenfurt	NC	28.5	28.5	
Abwasserbeseitigung Unteres Gailtal Errichtungs- und Betriebs-GmbH	Nötsch	NC	26	26	Verb
Abwasserbeseitigung Kötschach-Mauthen Errichtungs- und Betriebsgesellschaft mbH	Kötschach-Mauthen	NC	26	26	Verb
Arnoldstein Kanalisationserrichtungs- und Betriebsgesellschaft m.b.H	Arnoldstein	NC	26	26	Verb
Bad Bleiberg Kanalisationserrichtungs- und Betriebsgesellschaft m.b.H	Bad Bleiberg	NC	26	26	Verb
Telecommunications					
VERBUND-Telekom Service GmbH	Vienna	FC	100	100	Verb
VERBUND-Telekom Beteiligungsverwaltung GmbH	Vienna	NC	100	100	Verb

1) Interest calculated by adding up individual interests
2) External sales are sales with non-consolidated affiliated companies, companies in which partizipating interests are held and non-group companies.
3) IAS figures
4) The company was founded in 2001
5) Consolidated financial statements according to HGB (Austrian Commercial Code)
6) Subgroup financial statements according to IAS (includes Verbundplan Prüf- und Meßtechnik GmbH)

...inal/ ...capital ...ousand f/x ...nit	Currency	Fiscal year	Sales revenue: External sales in thousand EUR[2]	Sales revenue: Total sales in thousand EUR	Shareholders' equity in thousand EUR	Net profit/ loss in thousand EUR	Annual commercial average no. of employees
48	EUR	2000	31	31	144	1	-
36	EUR	2000	2,085	2,085	421	387	-
000	SIT	2000	0	0	TSIT 5,938	TSIT -1,067	-
200	EUR	2000	0	0	238	-112	-
36	EUR	2000	163	165	70	15	-
000	CZK	2000	TCZK 127,788	TCZK 127,788	TCZK 47,966	TCZK 2,768	155
290	EUR	2000[5]	43,043	45,719	6,830	1,029	157
218	EUR	2000	1,517	1,880	334	102	9
73	EUR	2000	538	538	-821	-101	-
218	EUR	2000	1,668	1,668	184	87	11
44	EUR	2000	0	0	599	-109	-
36	EUR	2000	125	125	-294	0	0,2
36	EUR	2000	681	681	-803	0	1
36	EUR	2000	1,091	1,091	-1,719	0	1
36	EUR	2000	592	592	-888	0	-
363	EUR	2001[3]	8,387	24,323	1,004	4,442	-
36	EUR	2000	0	0	33	-1	-

All values, other than IAS data, are indicated pursuant to national commercial law.
*) FC = full consolidation, EQ = valuation at equity, NC = non-consolidated
CZK = Czech crown, EUR = Euro, SIT = Slovenian tolar, TRL = Turkish lira, PLN = Polish zloty

Group companies of Verbundgesellschaft 2001

Company	Domicile	Type of consolidation*)	Interest total %[1]	indirect %	he
Tourism					
Tauern Touristik GmbH	Kaprun	NC	100	81.88	/
				18.12	\
Gletscherbahnen Kaprun Aktiengesellschaft	Kaprun	NC	45	45	Verb
Other					
VERBUND-Finanzierungsservice GmbH	Vienna	FC	100	100	V
VERBUND Management Service GmbH (VMSG)	Vienna	FC	100	100	Verb
VERBUND-BeteiligungsgmbH (VBG)	Vienna	NC	100	51.76	Verb
				48.24	/
Drau Wohnbau Gemeinützige Wohnungsgesellschaft mbH	Klagenfurt	NC	100	100	\
Lestin & Co. Tauch- und Bergungs-unternehmen Gesellschaft m.b.H.	Passau	NC	100	100	Lesti
Klimno VermögensverwaltungsgmbH	Vienna	NC	100	100	Verb
ÖVG-Leasinggesellschaft m.b.H.	Vienna	NC	100	100	Verb
VERBUND Pensionskasse Aktiengesellschaft	Vienna	NC	96	51	Verb
				45	/
Lestin & Co. Tauch-, Bergungs- und Sprengunternehmen Gesellschaft m.b.H.	Vienna	NC	77.35	77.35	\

1) Interest calculated by adding up individual interests
2) External sales are sales with non-consolidated affiliated companies, companies in which partizipating interests are held and non-group companies.
3) IAS figures
4) The company was founded in 2001
5) Consolidated financial statements according to HGB (Austrian Commercial Code)
6) Subgroup financial statements according to IAS (includes Verbundplan Prüf- und Meßtechnik GmbH)

inal/ capital usand f/x it	Currency	Fiscal year	Sales revenue External sales in thousand EUR[2]	Sales revenue Total sales in thousand EUR	Shareholders' equity in thousand EUR	Net profit/ loss in thousand EUR	Annual commercial average no. of employees
125	EUR	2000	4,300	5,350	4,476	23	95
00	EUR	1999/ 2000	17,858	17,858	33,447	504	205
718	EUR	2001[3]	0	228	218	885	-
40	EUR	2001[3]	3,979	41,380	176	883	-
317	EUR	2000	0	0	4,649	200	-
336	EUR	2000	702	702	5,873	150	1
77	EUR	2000	5	5	90	2	-
40	EUR	2000	0	0	13	-2	-
36	EUR	2000	1,142	1,142	2,943	302	-
600	EUR	2000	0	0	1,772	1	-
145	EUR	2000	346	970	512	71	9

All values, other than IAS data, are indicated pursuant to national commercial law.
*) FC = full consolidation, EQ = valuation at equity, NC = non-consolidated
CZK = Czech crown, EUR = Euro, SIT = Slovenian tolar, TRL = Turkish lira, PLN = Polish zloty

Auditor's Report

We have audited the consolidated financial statements of Österreichische Elektrizitätswirtschafts-Aktiengesellscha
and its subsidiaries ("VERBUND") for the fiscal year ended December 31, 2001, which were prepared in accordanc
with International Accounting Standards. The responsibility for preparing the consolidated financial statements res
with the Managing Board. It is our task to assess the consolidated financial statements on the basis of our audit c
the annual accounts.

Our audit was based on the International Standards on Auditing. Under these standards, the audit must be planne
and carried out in such manner as to enable the auditors to prepare a reasonably confident assessment of the accurac
and veracity of the consolidated financial statements. The audit also included random examinations of the receipt
for amounts and information contained in the consolidated financial statements. In addition, the audit included a
assessment of the accounting principles applied and the essential estimates carried out by the company's managemer
as well as an acknowledgement of the overall informative value of the consolidated financial statements. We are con
vinced that the audit forms a sufficient basis for our audit opinion.

In our assessment, the consolidated financial statements present, in all essential areas, a fair and true picture of th
net worth and financial situation of the group as of December 31, 2001, as well as of the earnings and payment flow
for the fiscal year that just ended; it is also our assessment that the consolidated financial statements comply wit
the International Accounting Standards (IAS) adopted by the International Accounting Standards Board.

Under the Austrian Commercial Code, the group management report and compliance with statutory requirement
regarding the exemption from the obligation to prepare consolidated financial statements under Austrian law mus
be examined.

We hereby certify that the statutory requirements for the exemption from the obligation to prepare consolidate
financial statements and a group management report under Austrian commercial law have been met and that th
group management report is in agreement with the consolidated financial statements.

Vienna, on January 31, 2001

KPMG Alpen-Treuhand GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Dr. Robert Reiter DDr. Hans Zöchling
Certified Public Accountants and Tax Consultants

Glossary

ATX
Austrian Traded Index; key index of the Vienna Stock Exchange

Capital Employed (CE)
Shareholders' equity plus interest-bearing liabilities less cash equivalents and long-term investments; the entire net interest-bearing capital

Cashflow
Balance of cash inflows and outflows; usually broken down into cashflows from operating activities, investment activities and financing activities

Cashflow per share
Operating cashflow in relation to weighted number of shares in circulation during the period under review

Currency forward
Currency transaction that is not settled upon concluding it, but at a later point in time; used, among other things, for hedging against exchange-rate risks

Deferred taxes
Differing values in the individual company's balance sheet according to Austrian Commercial Code (HGB) or IAS on the one side and the tax balance sheet on the other side as well as differing values resulting from consolidation measures result in temporary deferrals of tax credits/debits; such temporary differences entail deferred taxes

Defined-Benefit Obligation (DBO)
(Present value) of a performance-based obligation; is the attributable present value of expected future payments that are necessary in order to pay for obligations resulting from employees' services, for example, severance payments

EBIT
Earnings Before Interest and Taxes; operating result

EBIT margin
EBIT in relation to sales revenue; net operating margin

EBITDA
Earnings Before Interest, Taxes, Depreciation and Amort zation; operating result plus depreciation and amortizatio often used as a simplifying substitute for the cashflo from operating activities

Earnings per share
Group result in relation to the weighted number of share in circulation during the period under review

E-business
Electronic Business; term used for transactions that ar processed and handled using electronic media such as th Internet, data networks, etc.

Equity method
Consolidation method applied to companies not fully con solidated, on whose business and financial policies con siderable influence is exerted; for this purpose, the parti cipating interest is valuated at the pro-rated sharehol ders' equity of the subsidiary; generally applied to inter ests of 20% to 50%

Equity-to-assets ratio
Shareholders' equity in relation to total assets; a Verbund, due to the characteristics of certain busines events, total assets are adjusted for certain items that ar closed on the assets and liabilities sides and that result i an increase in total assets and liabilities (e.g., cross bor der leasing transactions)

EVA
Economic Value Added; difference between the return of the company on the entire net interest-bearing capital and the total of capital cost; EVA = capital employed x (ROCE - WACC)

Free cashflow
Operating cashflow plus cashflow from investment activities; the free cashflow is available for payments relating to financing activities (e.g., dividend payouts and repayment of loans)

IAS
International Accounting Standards

Interest cover
EBIT in relation to net interest expenses; shows how many times the company can pay interest from its financial obligations through its operating result

Interest rate swap
Agreement on the exchange of different cash flows arising from interest for a certain period of time; the cash flows are mostly subject to fixed and variable interest rates; used for hedging against changes in interest rates

MSCI
Morgan Stanley Capital Index; index of the investment bank Morgan Stanley

Net Gearing
Net interest-bearing debt in relation to shareholders' equity excluding minority interests; measure of company's indebtedness

Price-cashflow ratio
Share price in relation to the cashflow per share

Price-earnings ratio (P/E)
Share price in relation to the earnings per share; a measure for valuating a share on the capital market

Projected Unit Credit Method
Method used to calculate the present value of defined-benefit obligations (also see Defined Benefit Obligation); for example, for calculating severance payment obligations

Return on equity
Group result in relation to shareholders' equity excluding minority interests

Risk management
Systematic approach for identifying and assessing potential risks as well as for selecting and implementing appropriate measures to manage such risks

ROCE
Return on Capital Employed; EBIT in relation to the average capital employed during the period; yield (before taxes) of the net interest-bearing capital

WACC
Weighted Average Cost of Capital; weighted average capital cost that the company has to pay for its borrowings and shareholders' equity on the financial markets

Impressum:

Publisher: Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft)
A-1010 Vienna · Am Hof 6a · Tel.: +43 1(01) 531 13-0 · Fax: +43 1(01) 531 13-54191 · E-Mail: info@verbund.at · www.verbund.at

Overall coordination and production: Power Agency Kommunikations- und Werbeagentur GmbH
Wipplingerstr. 32 · A-1010 Vienna · Tel.: +43 1(01) 533 13 50 · Fax: +43 1(01) 533 13 50-85
E-Mail: office@poweragency.at · www.poweragency.at · ISDN: +43 1(01) 535 93 76

Translation: Werner Patels M.A./Dipl. Interpr.

Layout and graphics: Power Agency

Visual concept: Ulf Ryberg · Power Agency

Photos: Verbund, Viennaslide, Buenos Dias, Photonica/Thurner

Cover: Ulf Ryberg · Power Agency

Printed by: Ueberreuter Print und Digimedia GmbH · A-2100 Korneuburg

Note: The text of the annual report has been edited from the original to enhance its readability (e.g., colors and layout). The original can be obtained from the main office of the company.

Printed on chlorine-free paper

Contact addresses and Verbund information service: Österreichische Elektrizitätswirtschafts-Aktiengesellschaft
A-1010 Vienna · Am Hof 6a · Tel.: +43 1(01) 531 13-0 · Fax: +43 1(01) 531 13-54191 · E-Mail: info@verbund.at · www.verbund.at
Investor Relations: Mag. Andreas Wollein · E-Mail: investor@verbund.at

Letter to shareholders - Quarter 1/2002


Verbund


Vienna, June 200

Dear Shareholder,

Despite the difficult overall economic conditions, we are able to present to you a positive business trend for the first quarte of 2002. This confirms the positive trends in our earnings position derived from operating activities in the second quarter fol lowing full deregulation of the Austrian electricity sector after October 1, 2001. The group's strategy - positioning Verbund a a low-cost producer of environmentally friendly hydropower in Europe, tapping into new customer segments in Austria an the strong internationalization of distribution and trading activities - will have positive results for you.

We have been able to increase sales revenue in the first quarter of 2002. Domestically, sales have been increased in the busin ess-customer segment as well as in the reselling business with the provincial companies. As regards our activities abroad, sale have also increased primarily as a result of the expansion of trading activities, supported by a still positive price developmer on the international spot and futures markets. Based on such success and tight cost management, we have been able to impro ve the operating result.

The trends of the international foreign-exchange markets, negative for Verbund, however, exerted considerable pressure o the financial result. The Swiss franc, which rose sharply as a result of the uncertain geopolitical situation, led to unrealize valuation-based exchange losses, which weakened the group result. While the first quarter of 2001 showed a valuation-rela ted exchange gain, in the first quarter of 2002, we saw unrealized exchange losses. By contrast, the cash flow was improve further, because the exchange losses were exclusively valuation-related, unrealized and, thus, not affecting payment.

With respect to strategic partnerships to strengthen the core business, the first quarter of 2002 saw the implementation of th cooperation between Verbund and the Styrian energy holding company ESTAG, which was also the first time that this had bee included in the quarterly financial statements of the Verbund group. As part of the consolidation, the hydropower and the mal power plants of the companies covered under this transaction, STEG and STEWEAG, have been integrated with Verbunc Austrian Hydro Power and/or Verbund-Austrian Thermal Power against shares. The remaining sales and distribution activiti in Styria have been incorporated into the joint subsidiary STEWEAG-STEG, the clear market-leader in Styria.

Another strategic opportunity in the development of the company is presented to us in the form of the negotiations to crea te an Austrian electricity solution. Cooperation across generation, trade and distribution (segments of the supply chain) wit joint companies in the areas of electricity trade and sales to large power users makes up the core of this solution. The concep is to be negotiated and settled by agreement by the summer and implemented by January 1, 2003, subject to regulatory an antitrust approval. The Austrian electricity solution would result in significant synergy effects for Verbund, thus increasing th value of the company. We will, of course, report on this in greater detail in our next Letter to Shareholders.


Dipl.-Ing. Hans Haider


Dr. Michael Pistauer


Dr. Johann Sereinig

Implementing the strategic partnership Verbund/ESTAG

The present quarterly balance sheet, as of 1.1.2002, reflects the effects on the balance sheet of this strategic cooperation. As part of the consolidation, the hydropower and thermal power plants of the companies covered under this transaction, STEG and STEWEAG, have been integrated with VERBUND-Austrian Hydro Power and/or VERBUND-Austrian Thermal Power against shares. The remaining sales and distribution activities in Styria have been incorporated into the joint subsidiary STEWEAG-STEG. This transaction was carried out using the purchase method at fair values. Some of the legally required decisions necessary to achieve the intended structure in the thermal sector will not be taken until the start of the second half of 2002. This may result in shareholders' equity and deferred taxes being adjusted. As of 1.1.2002, the following changes result from this strategic partnership:

CONSOLIDATED BALANCE SHEET AS OF 31.12.2001 ACC. TO IAS TEUR

Assets	after change	before change		Liabilities	after change	before change	
NON-CURRENT ASSETS				SHAREHOLDERS' EQUITY	1,033,645	1,009,973	23,672
				MINORITY INTERESTS	135,982	127,814	8,168
1. Intangible assets and goodwill	13,058	71,829	-58,771				
2. Property, plant				LONG-TERM LIABILITIES			
and equipment	4,488,383	4,200,329	288,054	1. Financial obligations	3,755,199	3,597,611	157,588
3. Participating interests	715,892	428,428	287,464	2. Provisions and Liabilities	767,128	729,691	37,437
4. Other long-term investments				3. Contributions to building costs			
and deferred taxes	1,742,672	1,790,371	-47,699	and deferred income and assets	762,359	786,070	-23,711
	6,960,005	6,490,957	469,048		5,284,686	5,113,372	171,314
SHORT-TERM ASSETS				SHORT-TERM LIABILITIES			
1. Inventories	20,191	21,610	-1,419	1. Financial obligations	467,271	447,429	19,842
2. Receivables and				2. Provisions and			
other assets	634,022	341,211	292,811	Liabilities	772,651	381,675	390,976
3. Cash and							
cash equivalents	80,017	226,485	-146,468				
	734,230	589,306	144,924		1,239,922	829,104	410,818
TOTAL ASSETS	7,694,235	7,080,263	613,972	TOTAL LIABILITIES	7,694,235	7,080,263	613,972

The reduction in intangible assets includes the disposal of electricity-purchase rights and capitalized goodwill in STEG. The increase in property, plant and equipment is the result of the takeover of the power-plant park from STEWEAG. The number of companies consolidated at-equity was increased by the 34.57 % share in STEWEAG. The processes, under corporate law, to change legal form have resulted in a reduction in deferred tax assets.



The valuation of acquired assets at market values adds to shareholders' equity. The rise in minorities is due to share allocations and capital contributions. Long-term and short-term liabilities contain the acquisition of bonds allocated to the subdivisions as well as the provisions for contingent losses created for the thermal power-plant park. In addition, the intake of staff working at the power plants has led to a build-up of personnel provisions. The provisions for contingent losses, which had to be created under IAS in the course of changing legal form, will ease the burden on the results of future periods.

Sales revenue up again significantly

Group sales revenue was up again, by EUR 190.4 million or 45.6 %. Specifically, electricity sales have increased by approx EUR 203.5 million or 62.9 %. The increase in volume sales, compared to the previous period, accounted for 7,295 GWh or 57.7 %. This positive development was mainly due to the doubling of business with customers abroad (an improvement of approx. EUR 184.6 million, or 117.6 %). Internationally, Verbund managed to expand its business in the reselling markets of Germany and Italy, but it also increased its trading volume of external electricity substantially. The segment of domestic business customers and business with resellers also saw increases (approx. EUR 18.9 million or 11.4 %).

The decline in grid sales by EUR 11.5 million, or 14.6 %, is the result of the deconsolidation of STEG grid operations in connection with the strategic alliance Verbund/ESTAG.

Increase in electricity purchase and fuel expenses

The rise in expenses related to electricity and grid purchases by about EUR 189.5 million, or 107 %, is primarily the result of the vigorous expansion of trade in external electricity and a reduced volume in own generation from hydropower. Despite the integration of the STEWEAG hydropower plants, hydropower remained at the previous year's level because of a slightly declining water supply (hydro coefficient 1.12, compared to 1.14 in the previous period).

Fuel expenses were reduced slightly over the same quarter last year (EUR 1.3 million or 4.3 %).

Stable payroll expenses

Payroll expenses including ancillary costs have been reduced slightly by EUR 0.7 million, or 1.3 %, despite a 2.3 % pay increase in the collective agreement. The personnel expenses brought on by the intake of STEWEAG power-plant staff was thus more than compensated by current attrition and the deconsolidation of STEG. Changes to the number of consolidated companies resulted in a reduction of 22 employees. In addition, the number of employees was reduced by 269 (previous year 321) in the first quarter as a result of continued personnel restructuring measures. The creation of provisions for severance payments and pensions for the staff taken over, however, has triggered an increase in total payroll and related expenses by EUR 0.7 million or 1.1 %.



Other operating expenses down

The decrease in other operating expenses is due to smaller provisions for losses from receivables outstanding and cost savings.

Operating result up again

Compared to the same quarter of the previous year, the operating result was higher again, by EUR 6.0 million or 7.8 %, thus continuing the positive earnings trend.

This was achieved by expanding sales abroad in connection with successful sales in the domestic wholesale and business-customer sector as well as tight cost management. The implementation of the strategic partnership between ESTAG and Verbund also contributed positively, as expected, to the result.

With such measures, it was possible to counter the ongoing pressure on margins, which is the result of the expiration of long-term electricity-purchase agreements with the provincial companies, whose prices exceeded current levels.

Valuation-related pressure on the financial result

The trends of the international foreign-exchange markets, negative for Verbund, exerted pressure on the financial result in the first quarter of 2002. It dropped by EUR 15.3 million, or 74.9 %. In particular, the strong increase in the Swiss franc, because of an uncertain political situation, and the valuation of financial instruments, which had to be carried out for interim financial statements for the first time to comply with IAS 39, have been the factors contributing to high, unrealized, exchange losses. While the first quarter of 2001 showed a valuation-related exchange gain of EUR 6.78 million, in the first quarter of 2002, we saw unrealized exchange losses of EUR 10.78 million. The above-average negative trend, compared to the previous year, is increased considerably because of the application of IAS 39, because the result of the valuation, based on the reporting date, of liabilities denominated in foreign currencies is put in relation to the pro-rated financial expenses of the first quarter only This effect will be qualified when assessing the financial results of the following quarterly accounts. The financial result, adjusted for foreign-currency effects, also rose slightly by EUR 4.7 million, or 17.1 %, due to the intake of external funds in connection with the Verbund/ESTAG transaction.

Group result down

The financial result burdened by exchange effects has reduced profits before tax by EUR 9.3 million, or 16.3 %, and profits after tax by EUR 6.2 million, or 15.6 %. In addition to the reduced profits after tax, the increase in minority interests, as a result of the strategic partnership, has lowered the group result by EUR 10.7 million, or 27.4 %.

Operating cash flow up significantly

The positive development of the result from operating activities has pushed the cash flow up to EUR 84.7 million, from EUR 75.1 million or by 12.8 %, which was not reduced, unlike the group result, by valuation-related foreign-exchange fluctuations.



GROUP - INCOME STATEMENT - IAS		TEUR
	Quarter 1/2002	Quarter 1/2001
Electricity sales	527,000	323,470
Grid sales	67,345	78,855
Other	13,392	15,020
1. Sales revenue	607,737	417,345
2. Changes in inventory	-480	-2,600
3. Own work capitalized	1,384	1,908
4. Other operating income	14,158	14,613
5. Electricity and grid purchases	-366,661	-177,126
6. Fuel expenses and other purchased services	-29,131	-30,439
7. Payroll and related expenses	-69,733	-68,976
8. Amortization of goodwill	-78	-2,100
9. Depreciation and amortization of property, plant and equipment and intangible assets	-46,611	-45,574
10. Other operating expenses	-26,994	-29,481
Operating result	**83,591**	**77,570**
1. Interest income/expenses	-31,503	-34,022
2. Income/expenses from securities	278	-826
3. Income/expenses from associated companies	692	3,650
4. Foreign-exchange gains/losses	-10,781	6,776
5. Other revenues/expenses	5,517	3,953
Financial result (total of 1.-5.)	**-35,797**	**-20,469**
Profit before tax	**47,794**	**57,101**
Taxes on income	-14,501	-17,642
Profit after tax	**33,293**	**39,459**
Minority interests	-4,837	-271
Group result	**28,456**	**39,188**

FINANCIAL RATIOS		
	Quarter 1/2002	Quarter 1/2001
Hydro coefficient	1.12	1.14
EBITDA margin (excl. external-electricity trade)	37.3 %	36.0 %
EBIT margin (excl. external-electricity trade)	23.8 %	22.2 %
Earnings per share[1]	0.92 EUR	1.27 EUR
Average no. of shares outstanding[1]	30,787,220	30,809,481
Average no. of employees	2,840	3,131
Personnel expenses as % of total sales revenue	11.5 %	16.5 %

1) diluted = non-dilutec

ONSOLIDATED BALANCE SHEET AS OF 31.3.2002 ACC. TO IAS

TEUR

ssets	31.3.2002	31.12.2001
ON-CURRENT ASSETS		
Intangible assets	11,811	30,139
Goodwill	543	41,690
Property, plant and equipment	4,446,596	4,200,329
Participating interests	710,877	428,429
Other long-term investments	1,730,364	1,711,644
Deferred tax assets	7,450	78,726
	6,907,641	6,490,957
JRRENT ASSETS		
Inventories	24,037	21,610
Accounts receivable - trade	166,189	137,535
Receivables from affiliated companies	20,392	19,149
Other receivables and assets	250,978	76,496
Securities	89,581	104,947
Cash and cash equivalents	54,876	226,485
Prepaid expenses and deferred charges	1,702	3,084
	607,755	589,306
)TAL ASSETS	7,515,396	7,080,263

Liabilities	31.3.2002	31.12.2001
SHAREHOLDERS' EQUITY		
1. Nominal capital and capital reserves	234,914	234,914
2. Earnings reserves	831,822	778,316
3. Own shares	-3,257	-3,257
	1,063,479	1,009,973
MINORITY INTERESTS	139,689	127,814
LONG-TERM LIABILITIES		
1. Financial obligations	3,770,053	3,597,611
2. Provisions and liabilities	767,424	729,691
3. Contributions to building costs and deferred income	756,882	786,070
	5,294,359	5,113,372
SHORT-TERM LIABILITIES		
1. Financial obligations	336,676	447,429
2. Provisions	354,914	260,578
3. Other liabilities	310,937	101,439
4. Advance payments from customers	9,026	14,227
5. Deferred income and assets	6,316	5,431
	1,017,869	829,104
TOTAL LIABILITIES	7,515,396	7,080,263

ONSOLIDATED CASH-FLOW STATEMENT ACC. TO IAS

TEUR

	Quarter 1/2002	Quarter 1/2001
'ash-flow from operating activity	84,651	75,082
'ash-flow from investment activities	21,316	2,774
'ash-flow from financing activities	-131,109	-58,112
'hange to cash and cash items	-25,142	19,744
'hange in cash from changes in no. of consolidated companies	-146,467	0
'ash and cash items as of 31.12.	226,485	90,216
'ash and cash items as of 31.3.	54,876	109,960

EVELOPMENT OF GROUP SHAREHOLDERS' EQUITY

TEUR

	Share capital	Capital reserves	Profit reserves	Own shares	Total Equity
. of 1.1.2002	223,978	10,936	778,316	-3,257	1,009,973
ıanges in companies consolidated			24,044		24,044
:areholders' equ./change in cash-flow hedge			1,007		1,007
'oup result			28,456		28,456
. of 31.3.2002	223,978	10,936	831,823	-3,257	1,063,480

Trade/Distribution: Electricity sales up by 72 %

Electricity sales increased in the first quarter of 2002 by 33.9 % to 12,647 GWh. Business with foreign customers more thar doubled, but the segment of domestic customers also saw increases. Foreign customers now account for almost two-thirds o the sales total. Internationally, Verbund managed to expand its business in the reselling markets of Germany and Italy, but i also increased its trading volume of external electricity substantially. Growth in the domestic market was mainly due to additional market share in the end-customer market.

ELECTRICITY BALANCE			GWh
Generation	**Q1/2002**	**Q1/2001**	**%**
Hydropower plants	5,580	5,589	-0.2
Thermal power plants	1,499	1,328	12.9
Total own generation	**7,079**	**6,918**	**2.3**
Purchase PEC-Austria	749	623	20.2
Total domestic generation	**7,828**	**7,541**	**3.8**
Electricity purchases	12,114	5,106	137.2
Group total	**19,942**	**12,647**	**57.7**
Use			
Sales PEC-Austria	5,344	5,215	2.5
End-customers/industry, ÖBB	1,110	817	35.8
Sales to domestic customers	**6,454**	**6,032**	**7.0**
Own generation, loss	350	243	44.0
Domestic consumption	**6,804**	**6,275**	**8.4**
PEC-abroad & traders	13,138	6,372	106.2
Group total	**19,942**	**12,647**	**57.7**

The output of hydropower plants was similar to the previous year. Thus, th increase in output from the integration of the Steweag hydropower plant was compensated by water supply that was lower than that of the previou year. Hydraulic generation accounts for 78 % of total own generation. Th dynamic trends in the external-electricity trade market help explain the significant rise in electricity purchases.

The group's electricity sales for the first quarter accounted for EUR 527.0 million and are 72 % above the previous year, due to the growth in sales. Witl EUR 341.5 million, activities abroad make up 65 % of sales.



Generation: Successful integration of STEWEAG and STEG power plants

The hydro power plants of VERBUND-Austrian Hydro Power AG (AHP) generated 4,742 GWh of electricity from renewable hydropower in the first quarter of 2002. As a result, generation has dropped by 6.9 % from the same period of the previous year, but it is still significantly higher than the long-term average. The decrease in generation is mainly due to the level of water supply of the Drau river, which turned out to be much lower than expected; the Danube and Salzach rivers, however, provided above-average water supply. This trend continued until the end of May. The steam-generating power stations of VERBUND-Austrian Thermal Power AG (ATP) generated 1,179 GWh in the first quarter of 2002, a decline of 18 % compared to the reference value of the previous year.

One main topic of the year 2002 so far has been the integration of the power plants of STEWEAG and STEG into AHP and/or ATP as part of the strategic alliance that has been forged with ESTAG in Styria. In the course of the successful integration project, 40 hydro power plants with an installed output of 541 MW and an average generation of 2,421 GWh/a have been combined. As for thermal power plants, integration resulted in an increase of the currently available bottleneck capacity by 424 MW. This has significantly strengthened the producer position in both areas.

A clear message for a future-oriented development within AHP was sent out by the fundamental decision, adopted by the supervisory board of AHP, to commence planning for the hydro power plants Leoben/Styria and Nussdorf/Vienna. Another important milestone was also achieved in the crucial renovation project for the power descent Kaprun with the holing-through of the tunnel on May 11 as planned.

Transmission: APG grid continues to be used heavily

During the first quarter of 2002, approx. 8,100 GWh worth of energy was transported via the extra-high voltage grid of APG, which corresponds to an increase of 2.6 % over the same period last year.

The number of applications for transmission services, i.e., energy-transport services of licensed customers, amounted to 8,644 in that period; of these only one application had to be rejected for reasons of capacity of the interconnecting station to Italy.

Sales revenue from the transmission grid of APG increased to EUR 77.1 million in the first quarter of 2002, compared to EUR 71.2 million for the same period in 2001. This was brought on by an increase in the quantities transported as well as the clearing of regulator fees through tier-1 tariffs, additional adjustments of APG tariffs effective January 1, 2002, and post-clearing from the previous year.

The number of employees fell from 386 to 325.

Joining an international agreement

With respect to Europe, APG focused its efforts on joining the ETSO Cross Border Tariff (CBT) agreement. Under this agreement, which entered into force on March 1, 2002, and to which APG now belongs effective May 1, 2002, a European "postage stamp" was introduced for cross-border energy supplies. A one-time export fee of EUR 1/MWh will be payable if supplies exceed CBT limits; each additional case of exceeding a CBT limit will not result in another fee under the CBT model. Imports from non-CBT member countries



("perimeter countries") are subject to an "injection fee" in the amount of one euro. APG expects to obtain a contribution margin fo
unwanted transits from the new CBT model.

Upgrading the grid: Growing support

Efforts to continue the expansion of the extra-high voltage grid of APG and, in particular, the extension of the 380-kV line betweer the substation Kainachtal and the substation Südburgenland (South Burgenland) have been greatly supported by the Economic Chamber of Styria and the Confederation of Austrian Industry as well as, in particular, by the regional energy utility STEWEAG-STEG GmbH Full liberalization has resulted in significantly higher grid loads. It was this trend, after all, that convinced the Austrian regulator tc commit unequivocally to the necessity of this line-construction project. The governor of Styria, Waltraud Klasnic, also confirmed the urgency of that line through Eastern Styria in a separate press release. The intention is to bring about a political decision as soon as possible so as to obtain approval for the construction project.

Outlook

The positive business trends in the first quarter of 2002 give reason to look ahead to the remainder of the business year 2002 with confidence. Building upon a lean cost structure and environmentally friendly, cost-efficient hydropower generation, we will continue to focus on expanding our end-customer business in Austria and our reselling business abroad in the business year 2002. The increasing transparency of the international electricity markets, however, will continue to exert pressure on the group's margins. Against this background, our strategic focus in sales, in addition to the spreading of risk through increased diversification of our marketing portfolio, will be increasingly on growth in quality with respect to domestic and internationa distribution and trade customers.

In the future, achieving an added value in marketing environmentally friendly energy will have positive effects on margins Electricity generated from domestic hydropower is gradually gaining ground on the Austrian electricity market. Even now Verbund is already selling TUEV-certified hydropower electricity against a premium.

In view of these developments, we expect to be able to follow up on the record result of the previous year. We also anticipate a further improvement in profitability and productivity and further debt-clearance of the group. The group's debt is to be brought in line with the average of listed European utility companies within the next three years.

In 2002, we also intend to swiftly negotiate the specific individual contracts regarding the Austrian electricity solution and subject to regulatory and antitrust approval, work on the implementation of the strategic alliance with the partners of Energie Allianz.



he Verbund Share

STOCK RATIOS			
Ratio	Unit	Q1/2002	Q1/2001
Peak price	EUR	92.82	134.00
Lowest price	EUR	81.60	101.50
Closing price	EUR	88.93	124.40
Performance	%	5.87	15.19
Market capitalization	million EUR	2,740.82	3,834.01
Stock-exchange turnover	million EUR	150.58	274.61
Stock-exchange turnover/day	units	27,579.65	35,311.38

RELATIVE PRICE DEVELOPMENT (5 YEARS)


250
200
150
100
50
1.4.97
1.4.98
1.4.99
1.4.00
1.4.01
1.4.02
Verbund-Share ■ ATX ■ Euro Stoxx 600 Utilities

PRELIMINARY CAPITAL-MARKET SCHEDULE 2002	
Semi-annual result 2002	23.07.2002
Results Quarters 1-3/2002	06.11.2002

Verbund share performing well

The Verbund share went into the stock-exchange year 2002 with a price of EUR 84 after reaching its lowest point in November 2001 at EUR 71.29, as a result of the conversion of the Morgan Stanley Capital Index (MSCI) Austria to freely floated shares. Throughout the first quarter of 2002, the Verbund share showed very positive trends. In January the Verbund share had been much in demand due to profits anticipated for 2001; the excellent result for 2001 was published on February 25, 2002. It was only the uncertainty revolving around the future strategic partnerships of Verbund that prevented a further increase in the share price from that point forward.

Still, by March 31, 2002, the Verbund share had climbed to EUR 88.93. This corresponds to a performance of 5.87 % since the start of the year. The benchmark index relevant to Verbund is Euro Stoxx 600 Utilities, which increased by only 0.81 % in the reference period.

Positive long-term performance

Over the long term, too, the Verbund share performed very well. The increase over a period of five years amounts to 45.68 %, which corresponds to an average annual performance of 7.82 %.

Thus, the Verbund share is one of the traditional defensive shares that allow for sustained capital formation over the medium to long term.

Turnover and market capitalization

In the first quarter of 2002, the Verbund share achieved a market capitalization of approx. EUR 150.58 million, making it the seventh most traded share on the Prime Market, the new trading segment of the Vienna Stock Exchange (Wiener Börse AG). On average, 27,580 shares were traded every day. The total value of the company derived from its market capitalization amounted to approx. EUR 2,740.82 million as of March 31, 2002.

Share buyback program

At the 55th ordinary General Meeting of Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbund) on March 19, 2002, a decision was taken to authorize the managing board to acquire own shares up to no more than 10% of Verbund's share capital for a duration of 18 months, taking into consideration existing own shares.

The managing board decided to exercise this right created under such authorization. The buyback program started on May 6, 2002, and will probably end on March 19, 2003. During such time, they will be able to buy back 616,400 own shares (2% of the share capital) at a price ranging from EUR 50 to EUR 150. The authorization granted by the General Meeting also covers the reselling of shares.

The buyback program is a defensive program and is to, first and foremost, stabilize the share price and shareholding structure. Any transactions carried out under the buyback program will be published on the website of Verbund at http://www.verbund.at.

'ublisher:
)sterreichische Elektrizitätswirtschafts-Aktiengesellschaft
Verbundgesellschaft),
\m Hof 6a, A-1010 Vienna,
'hone: (+43-1) 53113-0, Fax: (+43-1) 53113-54191,

Internet-Homepage: www.verbund.at,
e-mail: investor@verbund.at
Investor Relations:
Mag. Andreas Wollein

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Translation: Werner Patels M.A./Dipl. Interpr.
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